07020532

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

2 January 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NW
Washington DC 20549
United States of America

SEC MAIL PROCESSING RECEIVED JAN 18 2007 WASH. D.C. 185 SECTION

Dear Sir/Madam

SUPPL

Alinta Limited -- Rule 12g3-2(b) Exemption
File No. 82-35038

The enclosed information is being furnished by Alinta Limited (**Alinta**) under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the **Exchange Act**). Alinta's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Alinta is subject to the Exchange Act.

Yours sincerely

Patrick McCole
Company Secretary

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

Encl.

MELBOURNE:52885.4

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Alinta Limited

ACN/ABN
119 985 590

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Blake Dawson Waldron

ASIC registered agent number (if applicable)
2466

Telephone number
(03) 9679 3000

Postal address
GPO Box 4958
Melbourne VIC 3001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Murray King

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 2 / 1 1 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

		C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
	Issue of shares				
☐	Proprietary company	Not required	✓	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	✓	✓	✓
☒	if not in response to the Annual company statement	Not required	✓	Not required	Not required
	Cancellation of shares				
☐	Proprietary company	✓	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	✓	Not required	✓	✓
☒	if not in response to the Annual company statement	✓	Not required	Not required	Not required
	Transfer of shares				
☐	Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
	Changes to amounts paid				
☐	Proprietary company	Not required	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	✓	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
	Changes to beneficial ownership				
☐	Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A** – **S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

Share buy-back – **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
Converting Energy Share	377,005,467	1 fully paid share in AGL Energy Limited ACN 115 061 375 for each converting energy share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

2 5 / 1 0 / 0 6
[D D] [M M] [Y Y]

201498859_1

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	275,401,496	1 share in Alinta Limited ACN 087 857 001 (now "Alinta 2000 Limited") for each ordinary share	
ORD	217,728,327	1.73 shares in The Australian Gas Light Company ACN 052 167 405 for each ordinary share	
Converting Energy Share	377,005,467	1 share in The Australian Gas Light Company ACN 052 167 405 for each converting energy share	

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 5 / 1 0 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☒ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: Alinta Limited

ACN/ABN: 119 985 590

Corporate key:

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Patrick McCole C/- Alinta Limited

ASIC registered agent number (if applicable):

Telephone number: (08) 6213 7329

Postal address:
GPO Box W2030
PERTH WA 6846

Total number of pages including this cover sheet:

Please provide an estimate of the time taken to complete this form. hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Patrick McCole

Capacity

☐ Director

☒ Company secretary

Signature: [signature]

Date signed: 1 7 / 1 1 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Role of ceased officeholder
Select one or more boxes

☒ Director

☐ Secretary

☐ Alternate director — Person alternate for

Date officeholder ceased

Date of change

2 4 / 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: King

Given names: Murray John

Date of birth

1 8 / 0 2 / 5 9
[D D] [M M] [Y Y]

Place of birth (town/city): Perth

(state/country): Western Australia

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

☒ Director

☐ Secretary

☐ Alternate director — Person alternate for

Date officeholder ceased

Date of change

2 4 / 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Pearce

Given names: Stephen Thomas

Date of birth

2 4 / 0 2 / 6 4
[D D] [M M] [Y Y]

Place of birth (town/city): Box Hill

(state/country): Victoria

Role of ceased officeholder
Select one or more boxes

☒ Director

☐ Secretary

☐ Alternate director — Person alternate for

Date officeholder ceased

Date of change

2 4 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Anthony

Given names: Paul

Date of birth

2 6 / 0 9 / 5 5
[D D] [M M] [Y Y]

Place of birth (town/city): Cardiff

(state/country): Western Australia

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

☒ Director

☐ Secretary

☐ Alternate director — Person alternate for

Date officeholder ceased

Date of change

2 4 / 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: McWilliams

Given names: Michael Paul

Date of birth

2 5 / 0 1 / 6 0
[D D] [M M] [Y Y]

Place of birth (town/city): Magherafelt

(state/country): United Kingdom

Role of ceased officeholder
Select one or more boxes

☒ Director

☐ Secretary

☐ Alternate director ——— Person alternate for

Date officeholder ceased

Date of change

2 4 / 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name	Given names
Pearce	Robert Samuel

Date of birth

1 8 / 1 1 / 6 4
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Brisbane	Queensland

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

☒ Director

☐ Secretary

☐ Alternate director ——— Person alternate for

Date officeholder ceased

Date of change

2 4 / 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name	Given names
Casamento	Robert Anthony

Date of birth

2 9 / 0 6 / 4 3
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Sydney	New South Wales

Role of appointed officeholder
Select one or more boxes

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment

1 8 / 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
Pearce	Robert Samuel

Date of birth

1 8 / 1 1 / 6 4
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Sydney	New South Wales

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

2A Princes Street

Suburb/City	State/Territory
Marrickville	New South Wales

Postcode	Country (if not Australia)
2204	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

  /   /
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

Role of appointed officeholder
Select one or more boxes

[X] Director

[ ] Secretary

[ ] Alternate director

Date of appointment

Date of appointment

2 4 / 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
Harris	Fiona Elizabeth

Date of birth

1 8 / 1 0 / 6 0
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Cunderdin	Western Australia

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

75 St Johns Wood Boulevard

Suburb/City	State/Territory
Claremont	Western Australia

Postcode	Country (if not Australia)
6010	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

[ ] [ ] / [ ] [ ] / [ ] [ ]
[D D] [M M] [Y Y]

[ ] Alternate director terms of appointment attached

Select one or more boxes

[X] Director

[ ] Secretary

[ ] Alternate director

Date of appointment

Date of appointment

2 4 / 1 0 / 0 6

[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
McMeckan	Tina Renna

Date of birth

1 5 / 0 8 / 4 9

[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Pensacola	United States of America

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

15 Riverside Drive

Suburb/City	State/Territory
Ivanhoe	Victoria

Postcode	Country (if not Australia)
3079	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

[D D] [M M] [Y Y]

[ ] Alternate director terms of appointment attached

Role of appointed officeholder
Select one or more boxes

☒ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date of appointment

2 4 / 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
Poynton	John Hartley

Date of birth

2 0 / 0 9 / 5 1
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Melbourne	Victoria

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

14A Cliff Way

Suburb/City	State/Territory
Claremont	Western Australia

Postcode	Country (if not Australia)
6010	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

_ _ / _ _ / _ _
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

Role of appointed officeholder
Select one or more boxes

[X] Director

[ ] Secretary

[ ] Alternate director

Date of appointment

Date of appointment

2 4 / 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name: Wilkins
Given names: Michael John

Date of birth

2 0 / 1 0 / 5 6
[D D] [M M] [Y Y]

Place of birth (town/city): Canowindra
(state/country): New South Wales

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name:
Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 8 Wonga Wonga Street

Suburb/City: Turramurra
State/Territory: New South Wales

Postcode: 2074
Country (if not Australia):

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (if applicable)

    /   /
[D D] [M M] [Y Y]

[ ] Alternate director terms of appointment attached

B2 Continued... **Appoint another company officeholder**

Role of appointed officeholder
Select one or more boxes

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment

2 4 / 1 0 / 0 6
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
Akehurst	John Howard

Date of birth

1 4 / 1 0 / 4 8
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
London	United Kingdom

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

15 Viking Road

Suburb/City	State/Territory
Dalkeith	WA

Postcode	Country (if not Australia)
6009	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

  /   /
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.
Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence
- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

For new registrations, use the date of registration as the 'date of change'

Date of change

  /   /
[D D] [M M] [Y Y]

ASIC registered agent number	2466
lodging party or agent name	BLAKE DAWSON WALDRON
office, level, building name or PO Box no	GPO Box 4958WW, Melbourne, 3001
street number & name	101 Collins Street
suburb/city	Melbourne state/territory VIC postcode 3001
telephone	03 9679 3000
facsimile	03 9679 3111
DX number	suburb/city
Ref	HJE 03 1377 9551

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

lodged in person 22/11/06

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **207Z**

Certification of
compliance with stamp duty law

Corporations Act 2001
117(2), 163(3), 254X(2), 601BC(2)

company name Alinta Limited
A.C.N. 119 985 590

Details of the contract for the issue of shares

date of contract (d/m/y) 11/10/2006

name(s) of contracting parties

ANNEXURE A Scheme of Arrangement between The Australian Gas Light Company ACN 052 167 405 (now known as Alinta LGA Limited) and the holders of fully paid ordinary shares issued in the capital of The Australian Gas Light Company.

ANNEXURE B Scheme of Arrangement between Alinta Limited ABN 40 087 857 001 (now known as Alinta 2000 Limited) and the holders of fully paid ordinary shares issued in the capital of Alinta Limited.

details of the shares issued, or deemed to have been issued under the contract

number and class	ORD 275,401,496
number and class	ORD 217,728,327
number and class	Converting shares 377,005,467

Certification

I certify that the contract for the issue of shares has been duly stamped, if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.

Signature

I certify that the information in this form is true and complete.

print name Murray King capacity Company Secretary

sign here [signature] date 22 /11/2006

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Schedule 3

Proposed amended AGL Scheme of Arrangement

MURRAY KING
COMPANY SECRETARY
22 NOVEMBER 2006

SCHEME OF ARRANGEMENT MADE UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

Date:

Parties

1 **The Australian Gas Light Company ACN 052 167 405** of 72 Christie Street, St Leonards, NSW, 2065 **(AGL)**

2 **The holders of fully paid ordinary shares issued in the capital of The Australian Gas Light Company**

Recitals

A AGL is a public company incorporated in the State of New South Wales. It is admitted to the official list of ASX and AGL Shares are quoted on the stock market conducted by ASX.

B AGL has 455,910,464 AGL Shares on issue.

C Alinta Group holds the Excluded AGL Shares and will continue to hold those shares as at the Effective Date.

D AGL Energy is a company incorporated in the State of New South Wales. It is a wholly owned subsidiary of AGL.

E New Alinta Co and New Alinta Co Sub, a wholly owned subsidiary of New Alinta Co, are companies incorporated in the State of Victoria.

F AGL, AGL Energy, Alinta and New Alinta Co have entered into the Merger Implementation Agreement and the Transaction Implementation Deed pursuant to which, among other things, AGL has agreed to propose and subject to the satisfaction of certain conditions implement this Scheme and Alinta has agreed to propose and subject to the satisfaction of certain conditions implement the Alinta Scheme. New Alinta Co Sub is a party to the Transaction Implementation Deed.

G If this Scheme becomes effective, then:

(a) the Scheme Shares will be transferred to New Alinta Co Sub;

(b) New Alinta Co will provide the Scheme Consideration to the Scheme Participants;

(c) New Alinta Co will undertake the Buy Back of all New Alinta Co Converting Shares; and

(d) AGL Energy will allot and issue AGL Energy Shares to the Scheme Participants (or to the Nominee in respect of Scheme Participants who are Ineligible Overseas AGL Shareholders) by way of consideration for the Buy Back of the New Alinta Co Converting Shares.

THIS IS ANNEXURE B OF 15 PAGES
REFERRED TO IN FORM 2072 CERTIFICATION
OF COMPLIANCE WITH STAMP DUTY LAW

MURRAY KING
COMPANY SECRETARY
22 NOVEMBER 2006

BLAKE DAWSON WALDRON

LAWYERS

Scheme of Arrangement

Alinta Limited

The holders of fully paid ordinary shares issued in the capital of Alinta Limited

Level 39
101 Collins Street
MELBOURNE VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 9679 3111

Ref: NAT:MCH:KYL: 03 1377 9551

[redacted]

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Alinta Limited

ACN/ABN
119 985 590

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Blake Dawson Waldron

ASIC registered agent number (if applicable)
2466

Telephone number
(03) 9679 3000

Postal address
GPO Box 4958
Melbourne VIC 3001

19.32pm.
22 NOV 2006
ASIC SERVICE CENTRE PERTH

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Murray King

Capacity
☐ Director
☒ Company secretary

Signature
M King

Date signed
2 2 / 1 1 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

Share buy-back – **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares – **S.258D**

Shares returned to a public company – ***ss.*258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
Converting Energy Share	377,005,467	1 fully paid share in AGL Energy Limited ACN 115 061 375 for each converting energy share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

25/10/06
[D D] [M M] [Y Y]

201498859_1

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	275,401,496	1 share in Alinta Limited ACN 087 857 001 (now "Alinta 2000 Limited") for each ordinary share	
ORD	217,728,327	1.73 shares in The Australian Gas Light Company ACN 052 167 405 for each ordinary share	
Converting Energy Share	377,005,467	1 share in The Australian Gas Light Company ACN 052 167 405 for each converting energy share	

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 5 / 1 0 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☒ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Alinta Limited

ACN/ABN
119 985 590

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Patrick McCole c/- Alinta Limited

ASIC registered agent number (if applicable)

Telephone number
(08) 6213 7329

Postal address
WPO Box W2030
PERTH WA 6846

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Patrick McCole

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
16/11/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
Level 11, Alinta Plaza

Street number and Street name
12-14 The Esplanade

Suburb/City: PERTH
State/Territory: WA

Postcode: 6000
Country (if not Australia):

Date of change
For members' address changes, use the date of change to the members' register

Date of change
0 6 / 1 1 / 0 6
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following – registered office, principal place of business, etc.

☒ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☒ yes
☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☒ **Principal place of business address**

☐ **Company officeholder's residential address**

1 Family name / Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) / (state/country)

2 Family name / Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) / (state/country)

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1 Family name / Given names

2 Family name / Given names

When a member is a company, not a person

Company name (only if a member)

ACN/ARBN/ABN / Country of incorporation (if not Australia)

ASIC registered agent number	2466
lodging party or agent name	Blake Dawson Waldron
office, level, building name or PO Box no	GPO Box 4958
street number & name	
suburb/city	Melbourne state/territory VIC postcode 3001
telephone	(03) 9679 3000
facsimile	(03) 9679 3111
DX number	187 suburb/city Melbourne
Ref	

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **205**

Notification of
resolution

Corporations Act 2001
Regulation 1.0.12

Company name Alinta Mergeco Limited
ACN 119 985 590

Subject(s) of the resolution

(tick boxes which apply)

157(2)	change of company name	☒	A
162(3)	change from public company to proprietary company	☐	B
162(3)	change from proprietary company to public company	☐	C
162(3)	change from no-liability company to company limited by shares	☐	F
162(3)	change from limited company to unlimited company	☐	G
162(3)	change from unlimited company to limited company	☐	H
162(3)	change from company limited by guarantee to company limited by shares	☐	AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	☐	AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	☐	AC
162(3)	change from limited (mining) company to a no-liability company	☐	X
136(5)	alteration of constitution	☐	J
491(1)	voluntary winding up by members	☐	L
491(1)	voluntary winding up by creditors	☐	M
461(2)	company resolved to be wound up by Court	☐	AD
(1B)	powers & duties of liquidator (voluntary)	☐	AF
507(11)	company's arrangement with liquidator	☐	AG
510(1A)	binding arrangements on company/ creditors	☐	AH
	other	☐	R

section number

brief description

Details of the resolution (tick the appropriate box & provide details)

date of meeting 25/10/2006

The resolution ☒ set out below
☐ in the attached annexure marked ".........." (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

"That the Company change its name to "Alinta Limited" (subject to the Australian Securities and Investments Commission effecting a change of name for Alinta Limited ACN 087 857 001), with effect from the day on which the Australian Securities and Investments Commission issues to the Company a new certificate of registration reflecting its change of name to Alinta Limited."

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☒ no

if yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct

print name Patrick McCole capacity Company Secretary

sign here [signature] date 25/10/2006

201436320_1

Alinta

Alinta Limited
ABN 40 087 857 001

The Guadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

18 October 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3X

Attached are Appendices 3X for each of the following directors of Alinta MergeCo Limited:

- Robert Browning;
- Stephen Pearce;
- Murray King;
- Paul Anthony;
- Paul McWilliams; and
- Sam Pearce.

Murray King
Company Secretary

Enclosures

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALINTA MERGECO LIMITED
ABN 11 119 985 590

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Robert Barrett Browning**
Date of appointment	**1 June 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1 Ordinary Share.
Entitlement to 64,150 Ordinary Shares in the Company under the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006.
Entitlement to 100,000 Options to subscribe Ordinary Shares in the Company under the Alinta MergeCo Executive Option Plan and the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALINTA MERGECO LIMITED	
ABN 11 119 985 590	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Stephen Thomas Pearce**
Date of appointment	**1 June 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 1,245 Ordinary Shares in the Company under the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006. **Entitlement to 192,384 Options to subscribe Ordinary Shares in the Company under the Alinta MergeCo Executive Option Plan and the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006.**

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALINTA MERGECO LIMITED	
ABN 11 119 985 590	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Murray John King**
Date of appointment	**1 June 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 137,114 Ordinary Shares in the Company under the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006. **Entitlement to 236,066 Options to subscribe Ordinary Shares in the Company under the Alinta MergeCo Executive Option Plan and the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006.**

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Held in children's name - Shannon King (157 Shares) - Kieran King (157 Shares) - Mellery King (157 Shares)	Entitlement to 471 Ordinary Shares in the Company under the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006.
Held in wife's name - Pauline King	Entitlement to 1,626 Ordinary Shares in the Company under the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ALINTA MERGECO LIMITED
ABN	11 119 985 590

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**PAUL ANTHONY**
Date of appointment	**1 JUNE 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Number & class of securities **1 ORDINARY SHARE** **Entitlement to 178,580 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006**

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ALINTA MERGECO LIMITED
ABN	11 119 985 590

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**PAUL McWILLIAMS**
Date of appointment	**1 JUNE 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 4,156 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALINTA MERGECO LIMITED**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**ROBERT SAMUEL PEARCE**
Date of appointment	**6 OCTOBER 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 12,138 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

23 October 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of change of interests of substantial holder

We attach a Form 604 "Notice of change of interests of substantial holder". The notice shows that Alinta has a direct interest in approximately 10.2% of the units in Australian Pipeline Trust (APA) and an interest in the APA units held by AGL of approximately 25.1% as a result of the Alinta and AGL schemes of arrangement becoming effective (11 October 2006).

The notice has been lodged today, following the Federal Court's decision on 20 October 2006 concerning the nature of Alinta's interest in APA.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Australian Pipeline Trust (**APA**)
ACN/ARSN	091 678 778
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 2 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	087 857 001

There was a change in the interests of the substantial holder on	11/10/2006
The previous notice was given to the company on	21/8/2006
The previous notice was dated	21/8/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary units	26,485,175	9.5%	117,232,180	35.30%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21 August 2006	Trewas Pty Ltd	Purchaser of securities pursuant to on-market transaction	$4.88 – 587 $4.90 – 492 $4.91 – 1,138 $4.92 – 1,750 $4.93 – 2,000 $4.94 – 12,260 $4.95 – 3,000 $4.97 – 15,000 $4.98 – 8,297 $4.99 – 22,809 $5.00 – 1,632,526	1,699,859 ordinary units	1,699,859
21 August 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Trewas Pty Ltd	Nil	See above	See above
21 August 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Trewas Pty Ltd.	Nil	See above	See above
22 August 2006	Trewas Pty Ltd	Purchaser of securities pursuant to on-market transaction	$5.00	413,529	413,529
22 August 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Trewas Pty Ltd	Nil	See above	See above
22 August 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Trewas Pty Ltd.	Nil	See above	See above

7 September 2006	Trewas Pty Ltd	Issue of units pursuant to a placement by APA.	$4.55	4,221,500	4,221,500
7 September 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Trewas Pty Ltd	Nil	See above	See above
7 September 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Trewas Pty Ltd.	Nil	See above	See above
11 October 2006	Alinta Limited	Alinta has a relevant interest in 100% of the shares in AGL by reason of the schemes of arrangement between Alinta, AGL and their respective shareholders becoming effective and is therefore taken under section 608(3)(a) of the Corporations Act to have a relevant interest in the APA units held by AGL.		84,412,117	84,412,117

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Trewas Pty Ltd	Trewas Pty Ltd	Trewas Pty Ltd	Registered holder	32,820,063 ordinary units	32,820,063
Alinta Limited	Trewas Pty Ltd	Trewas Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Trewas Pty Ltd	32,820,063 ordinary units	32,820,063
	The Australian Gas Light Company (ACN 052 167 405)	The Australian Gas Light Company (ACN 052 167 405)	Taken under section 608(8) of the Corporations Act to have a relevant interest by reason of the schemes of arrangement between Alinta, AGL and their respective shareholders becoming effective.	84,412,117 ordinary units	84,412,117
Alinta Subsidiaries	Trewas Pty Ltd	Trewas Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Trewas Pty Ltd.	32,820,063 ordinary units	32,820,063

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Alinta Energy (LPG) Pty Ltd (ACN 121 404 377)	Body corporate controlled by the substantial holder Alinta Limited
Alinta AG Pty Ltd (ACN 121 817 301)	Body corporate controlled by the substantial holder Alinta Limited
Alinta Solar Systems Australia Pty Ltd (ACN 118 961 970)	No longer a Body corporate controlled by the substantial holder Alinta Limited

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	The Quadrant, 1 William Street, Perth WA 6000
Alinta Subsidiaries (including Trewas Pty Ltd)	The Quadrant, 1 William Street, Perth WA 6000

Signature

print name	Murray King	capacity	Company secretary
sign here	[signature]	date	23/10/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of two pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 23rd day of October 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	**ACN**	**ABN**
Alinta AG Pty Ltd	121 817 301	
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta Cogeneration Finance Pty Ltd	117 763 612	65 117 763 612
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Pty Ltd	102 848 055	38 102 848 055
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123

Company Name	**ACN**	**ABN**
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Trewas Pty Ltd	120 111 006	
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	**Registered in**	**Company No.**
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Data Engineering Limited	New Zealand	NZCN 1129823
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322

Alinta

Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

24 October 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta to Appeal Federal Court Decision

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

24 October 2006

ALINTA TO APPEAL FEDERAL COURT DECISION

Alinta refers to its announcement to ASX dated 20 October 2006 concerning the outcome of Federal Court proceedings in relation to its acquisition of units in APT. Although the Court found that the Takeovers Panel erred in finding that Alinta's acquisition of units in APT breached the Corporations Act, the Court decided that the other part of the Panel's declaration of unacceptable circumstances should be allowed to stand.

Alinta has decided to appeal this aspect of the Court's decision. The Court has granted a stay of the Takeovers Panel's orders in relation to the units pending the determination of the appeal.

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 9486 3014

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 9486 3229

Alinta

Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

25 October 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Open Briefing – CEO Gives Market Update

Attached is an Open Briefing dated 25 October 2006 regarding the above matter.

Patrick McCole
Company Secretary

Enclosure

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Alinta

open briefing

corporatefile.com.au

Alinta Limited
Level 7, The Quadrant
1 William Street
PERTH, WA, 6000.

Date of lodgement: 25-Oct-2006

Title: Open Briefing®. Alinta. CEO Gives Market Update

Record of interview:

corporatefile.com.au
On 9th October 2006 Alinta and the Australian Gas Light Company (AGL) gained court approval for the Alinta Scheme of Arrangement (SoA) and the AGL SoA to proceed. The transaction is scheduled to be implemented today, the 25th October 2006. Can you explain the resulting mechanics of deferred settlement trading in Alinta Mergeco once the Scheme is implemented?

CEO Bob Browning
From tomorrow we will again be known as Alinta Limited and we will keep the AAN ticker permanently moving forward. We will recommence trading on a normal settlement basis from that date. In the interim, deferred settlement trading will continue until the close of trading today with all trades up to that point settling on 31 October.

We'd certainly like to take this opportunity to welcome the former AGL shareholders as new owners of Alinta stock. Previous AGL holders receive 0.5775 AAN shares for each AGL share they previously held, while original Alinta shareholders will receive 1 AAN share for every ALN share that they had, so that's just a straight swap. As a result any holders, particularly original AGL holders, who are looking to trade the stock right now need to be sure that they've

done their calculations with respect to holdings correctly. Since the transactions have not yet settled, and the whole Scheme is only legally settled this week, we can't confirm any holdings at this point.

corporatefile.com.au
Can you describe the new Alinta Limited in terms of its major assets, its main balance sheet items, market cap and number of shares on issue? Who are your major shareholders?

CEO Bob Browning
Essentially Alinta has now taken on the major network assets of AGL. That includes the Sydney gas network, the electricity distribution network in Melbourne, and AGL's share of the AcetwAGL distribution joint venture in Canberra. There are also other peripheral assets, such as the Cawse cogeneration plant and Wattle Point Wind Farm. Additionally, and possibly the most valuable and strategic asset we've taken on is Agility, the asset management business.

We think that the combination of Agility and Alinta Asset Management is going to generate savings in excess of $50 million for our shareholders. This is the vast majority of the total of $55 million in cost savings we expect to generate through this transaction with AGL. This has always been one of the main attractions for Alinta in looking at AGL.

With all those assets on board, new Alinta will have approximately 493 million shares on issue which will give us a market cap of more than $5 billion. However, at the moment with the deferred settlement trading, it's going to take a little while for us to get clarity on how the share register may have changed.

As far as the old Alinta shareholders go the major investor was Babcock and Brown. They lodged a substantial shareholder notice not long before the Scheme approval, and were sitting at just over 5%. So whether they still have that level of holding depends on whether they had a corresponding holding in AGL. Other than this, there's a broad spread of institutional holders. Our suspicion is that institutions were probably underweight AGL, on average, given that our raid of 20% took a number of them out. Given the significant increase in market cap and likely inclusion in the ASX's Top 50, we suspect there will be some institutional buying of Alinta in due course.

The other thing we have seen over recent times is a significant increase in interest from international institutions. This has been primarily from Asia, especially Hong Kong and Singapore, but also from the UK. I believe that's on the basis of the transaction being high profile and it has certainly put us onto more radar screens.

corporatefile.com.au
What's your view on why the Alinta share price has been weak recently?

CEO Bob Browning
Since the Scheme was approved and we commenced deferred settlement trading, the price has fallen to around $10.30 - $10.50. It's a bit frustrating, but we hope it's a short term settling of the register. There are a number of AGL holders who have inherited stock, and the trading suggests that some of those shareholders are selling. Hopefully it's a relatively short term thing and it may have been compounded by the rumour that we may have been looking at buying Thames Water and the associated capital raising. I can confirm Alinta is not a party to Macquarie's consortium to buy that asset.

The other important factor is that some of the key analysts in our sector have not been publishing reports as frequently while they rebuild their models on the back of Scheme Booklet, and some have actually been barred from publishing given the roles played by their respective investment banking divisions in the transaction. Now that the Scheme is in place and everything is proceeding the analysts are starting to resume their coverage. We're expecting that, over the near term, a number of the analysts will release detailed research and hopefully that has a positive impact on the market.

corporatefile.com.au
What are the attractions for an investment in the new Alinta Limited given current financials and fundamentals?

CEO Bob Browning
One of the main attractions has to be our track record. We delivered a total shareholder return over the last 5 years which was in the top 10 of all companies listed on the ASX. The same management team that generated those returns has created this transaction with AGL and will be running the company going forward. Furthermore, we have a very strong balance sheet after this transaction. Our gearing is quite conservative and yet the transaction generates, particularly in the near term, a strong earnings growth potential.

We have a strong earnings base given the nature of our assets, but the combination of the Alinta and AGL businesses will generate significant cost savings which we think will underpin good earnings growth. That has allowed us to forecast a dividend for next year that is a significant increase above what we thought it would have been without the AGL transaction. We're looking at paying a 50 cent per share dividend next year, whereas without AGL we thought 46 cents would have been likely.

corporatefile.com.au
What is your reaction to the recent Federal Court decision where you challenged the Takeovers Panel ruling on Alinta's accumulation of 10.25% shares in the Australian Pipeline Trust (APA)?

CEO Bob Browning
We were extremely pleased to see the Federal Court ruled we did not breach section 606 of the Corporations Law. We maintained from the outset that this was the case and the court ruled the Takeovers Panel erred on this point. That being the case, it's very disappointing that the unacceptable circumstances finding still stands. It makes it very difficult to make investment decisions based on predicting the Panel's opinion about unacceptability or likely effects of circumstances, as opposed to sticking to the black letter of the law. We have therefore made a decision to appeal and the Court has granted a further stay of the Takeovers Panel orders for ASIC to sell the stock until the appeal is determined. We haven't got a firm Court date for the appeal as yet, but we expect the matter will be heard as soon as possible.

corporatefile.com.au
What's the status of your discussion with the ACCC regarding potential undertakings for your 26% stake in APA? What's the likelihood of launching a full takeover for APA?

CEO Bob Browning
We're in discussion with the ACCC at the moment on the back of their public statement on 6th October where they expressed concerns about the undertaking we had offered to them in relation to the APA stake that we inherit from AGL. I obviously can't go into the details of our discussions, but I do want to point out that in that announcement they certainly left the door open for Alinta and the ACCC to engage in negotiations. That's what's happening at the moment.

As far as how that affects the likelihood of a full bid for APA, we have not decided at this point whether or not to do so. It's something that is still on the table as a possibility, but we do need to consider the recent acquisitions that they've made and how that affects the overall value equation for us. We said publicly on the back of APA's acquisitions of Gasnet and Allgas that we had some concerns on the values they were attributing to those assets. We obviously need to assess how that affects what we see as the overall value of APA. Overriding all of that, obviously, we have ongoing discussions with regulators over both the 26% we inherit from AGL and the 10% we purchased on market. We need to get those issues cleared up before we even consider whether or not we proceed with a full bid.

corporatefile.com.au
You've stated that, once the Alinta and AGL Schemes of Arrangement have been implemented on 25th October, the new Alinta Limited will be in a strong position to drive rationalisation in the industry. What will be your major corporate objectives post 25th October?

CEO Bob Browning
Clearly the major objective is the successful integration of AGL and the key element to that is not only the smooth running of, and continuity in the business,

but also to actually crystallise the forecast cost savings. We want to make sure that we at least achieve both the quantity and timeframes for the cost savings that we've set down in the Scheme Booklet. While we had a good understanding of the Agility business prior to the transaction, we have only just now been given access to any real hard information. We are encouraged by what we have learnt so far. In the coming weeks and months we look forward to updating the market on how we will drive synergies and improvements in the new business, and if we think we can beat those targets.

One of our other near term key objectives is deciding upon the ownership structure for our assets longer term. At the moment, obviously, we've taken 100% of the AGL infrastructure assets onto our balance sheet, we hold 20% of AIH and our shareholding in APT. We don't see this as a sustainable or preferable long term position. We do however, think we have an excellent opportunity to be a driver of consolidation of this sector. We are certainly expecting to play a role on this front and hope to provide more detail to the market in coming months.

corporatefile.com.au
When do you expect to advise Alinta Infrastructure Holdings (AIH) on the assets it will have first rights to bid for as a result of the recent change in ownership?

CEO Bob Browning
AIH has a first right of refusal over the assets we've acquired through AGL should we decide to sell them. We must remember however that they are independent and make their own investment decisions. We will work with AIH to consider their ability and inclination to take on these assets and take that position into account when we provide guidance on the intended long term ownership structure for the AGL assets.

corporatefile.com.au
The management of Alinta is seen as aggressive and has been a major player in the rationalisation of the Australian Utilities sector. Do you expect your aggressive reputation to be an asset going forward? What type of investor are you hoping to maintain, or attract, to your share register?

CEO Bob Browning
We certainly hear those comments about being aggressive, but I guess that's not necessarily the way we see ourselves. We see ourselves as actively looking at transactions that are going to generate shareholder returns. As I said before, we've been rated as one of the top 10 stocks on the ASX in terms of total shareholder returns over the last 5 years. Our approach to strategy and the way we've executed it has delivered results. We expect to continue the strategy we've successfully implemented and we expect it will continue to deliver results.

As far as the type of investor we attract, we operate in the utility sector so there's an element of stability in our underlying earnings. However, we like to think of ourselves as not just being a utility that delivers 2 to 3% growth. We offer the

creativity and execution of our strategy to supplement that growth and generate above average returns. We're looking for shareholders that have an investment outlook that matches our approach to business.

corporatefile.com.au
Can you summarise the growth opportunities for the new Alinta Limited?

CEO Bob Browning
There are a number of growth opportunities for Alinta moving forward. Firstly, I think the assets that we've acquired and the assets that we already had in our portfolio have a natural growth rate in the 2 to 3% range.

The assets that we have often have major projects associated with them. The Dampier to Bunbury Pipeline is a classic case where we've got an asset that has an inherent growth rate, but over and above the natural growth rate, we have a major expansion project underway. Not only does that grow the output of the asset, but Alinta generally manages the expansion projects.

We also maintain a significant exposure to the WA retail market for at least another five years. We believe we're well positioned in the WA electricity and gas markets, and that position will be reflected either through ongoing earnings for the long term, or in the price we are able to achieve for this business if it's ultimately sold to AGL. We think the experience we've gained in development of the cogeneration units for this business places us well for any similar power generation opportunities that might open up around the country. We'll continue to explore them.

In the near term, earnings growth will come from the cost savings out of the merger with AGL. We've said a number of times that we think that it will be $55 million in annual savings.

Finally, we'll continue to look at acquisitions. We've said previously that we'll continue to look at acquisitions in both the Australian energy infrastructure sector and offshore. The other point we have said publicly is that we believe the expertise we've built up in the energy infrastructure sector can be applied to other utilities. We think water is the logical extension.

corporatefile.com.au
Was the speculation about Alinta's interest in bidding for Thames Water correct? How seriously did you look at that investment?

CEO Bob Browning
There was obviously a fair bit of press on this over the last month or so. In that situation our policy is that we won't make public comment on specific opportunities and we have never confirmed or denied that we were involved in that process. I can tell you that the UK regulated water networks are of interest to us and we have had a detailed look at four opportunities. We think this sector is a

natural extension to our existing operations and very good fit with our strategy. We are being very careful in assessing these possible acquisitions that they are not only a good strategic fit, but that any purchase would be clearly accretive to our shareholders.

corporatefile.com.au
What is Alinta's funding capability for new growth projects?

CEO Bob Browning
We are actually in a pretty unique position post the Scheme. Normally when companies have been through a major transaction, they often have a spike in gearing or require a bridge facility and then a refinancing to reduce gearing over time. We actually come out of the transaction with a very clean and healthy balance sheet straight away. Our overall gearing position sits at 52% which leaves us at a BBB credit rating with Standard & Poors, which is our target rating. We've also just recently received a Baa2 rating from Moody's which is an equivalent level to our existing S&P rating.

Given the assets we have on the balance sheet, you could actually argue that we're under-geared now. Many infrastructure funds gear up substantially more. We can probably take that gearing level into the low 60s under the current structure and maintain our credit rating.

Obviously the level of debt that you would take on for an acquisition is heavily dependant on the type of asset you acquire. It would also depend on the size of the asset. If it was reasonably major, there would be the possibility of raising capital from the market, but we will only do that if it offered shareholders the type of accretion we think that they'd be looking for.

corporatefile.com.au
Thank you Bob.

For further information on Alinta please visit www.alinta.net.au or call Shaun Duffy (Investor enquiries) on (08) 9486 3229 or Tony Robertson (Media enquiries) on (08) 9486 3014.

To read other Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au

Alinta

Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

25 October 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta and AGL Schemes Implemented

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosures

News Release

Alinta

25 October 2006

ALINTA AND AGL SCHEMES IMPLEMENTED

Implementation of transaction

Alinta Limited (previously called "Alinta Mergeco Limited") (**Alinta**) is pleased to announce that the merger of Alinta and AGL's infrastructure businesses has now been completed.

Alinta confirms that:

- 493,129,823 ordinary shares in the new Alinta have been issued to Alinta and AGL Scheme participants today; and
- holding statements for the new Alinta shares issued to Alinta and AGL Scheme participants have also been dispatched today.

Attached are the covering letters of the correspondence that was sent to Alinta and AGL Scheme participants.

Directors of Alinta Limited

Alinta advises that following the completion of the Alinta and AGL Schemes:

- Messrs John Poynton AM CitWA, John Akehurst, Fiona Harris, Tina McMeckan and Michael Wilkins have been appointed directors of the Company. Mr Robert Browning remains a director of the Company; and
- Messrs Stephen Pearce, Murray King, Paul Anthony, Paul McWilliams and Sam Pearce have resigned as directors of the Company effective today.

As a result of the above director appointments and resignations, the board of directors of Alinta now comprises John Poynton (Chairman), Bob Browning (CEO), John Akehurst, Fiona Harris, Tina McMeckan and Michael Wilkins.

Trading in Alinta Limited shares

The total number of new Alinta shares on issue at the date of this announcement is 493,129,825, which includes the 2 shares on issue prior to the implementation of the Schemes.

Alinta

Alinta shares (under the ASX code "AAN") will commence normal trading on 26 October 2006.

Options on issue

Alinta advises that the option figures set out in its appendix 1A dated 28 September 2006 and Information Memorandum dated 2 October 2006 have been updated as follows:

Alinta has issued 7,112,113 options in accordance with the Option Rollover Agreements (which are described in section 5.4(c) of the Alinta Scheme Booklet dated 28 August 2006).

The breakdown of Alinta options on issue as at the date of this announcement is:

Grant date	Exercise price ($)	Number
5 March 2002	3.6449	134,900
4 March 2003	3.8645	260,000
8 May 2003	4.5177	100,000
17 September 2003	5.7609	75,000
26 March 2004	6.0633	999,750
4 May 2005	9.1774	3,076,842
1 December 2005	11.1134	63,777
19 June 2006	10.4664	2,401,844
Total		**7,112,113**

Note: The grant date set out in the above table is the date of grant of the original Alinta options which were cancelled on 11 October 2006 in accordance with the Option Rollover Agreements.

As at the date of this announcement, 954,753 Alinta options were exercisable.

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 9486 3014

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 9486 3229

Alinta
Alinta Limited
ABN 11 119 985 590

000004
000
AAN
MR SAM SAMPLE
123 SAMPLE STREET
MELBOURNE VIC 3000

Dear Alinta Shareholder

Welcome to an exciting new phase for Alinta.

As you are aware, the resolution to approve the acquisition of AGL's infrastructure assets received overwhelming support from both sets of shareholders at recent meetings.

As an AGL shareholder, you now also hold ordinary shares in Alinta Limited and we have enclosed a document detailing your shareholding in Alinta. As part of our transformation to New Alinta our ASX code has changed. We are no longer listed as ALN and our shares now trade under the code AAN.

Eligible shareholders may elect to participate in Alinta's Dividend Reinvestment Plan (DRP) in respect to all or part of their shareholding at any time. An overview of the DRP and a copy of the rules relating to the plan are included in the DRP booklet. A copy of the booklet along with an election form can be obtained by request from Alinta's Share Registry, Computershare Investor Services Pty Limited on 1300 557 010. The booklet can also be downloaded from Alinta's website (www.alinta.net.au). We welcome your participation in the DRP.

As part of this transaction, Alinta has secured the assets and business functions from AGL that best complement our Company and represent the best strategic value to Alinta. Their acquisition is a great outcome for our business.

Alinta is now the largest and most competitive manager of energy infrastructure assets in Australia and has a strong foundation to continue growing the business.

Since listing on the ASX in 2000, our shareholders have benefited from a total shareholder return of more than 450%, one of the best of any Australian listed company.

We have been able to achieve these strong returns for shareholders because of a focus on growing the underlying business, a relentless drive to reduce costs and as a result of making a number of strategic acquisitions.

The merger of our new asset management business, Agility, with Alinta's existing business will allow us to realise significant cost savings and synergies.

With its expanded capital base and strong balance sheet, Alinta is well positioned for further expansion and growth and will pursue opportunities that deliver sufficient value to the business and the shareholders.

Yours sincerely

JOHN POYNTON AM
CHAIRMAN

Alinta

Alinta Limited
ABN 11 119 985 590

000001
000
AAN
MR SAM SAMPLE
121 SAMPLE STREET
MELBOURNE VIC 3000

Dear Alinta Shareholder

Welcome to an exciting new phase for Alinta.

The Directors of Alinta would like to thank you for your support over the past few months.

As you are aware, the resolution to approve the acquisition of AGL's infrastructure assets received overwhelming support from both sets of shareholders at recent meetings.

As part of this transaction, Alinta has secured the assets and business functions from AGL that best complement our Company and represent the best strategic value to Alinta. Their acquisition is a great outcome for your business.

Alinta is now the largest and most competitive manager of energy infrastructure assets in Australia.

As part of our transformation to New Alinta our ASX code has changed. We are no longer listed as ALN and our shares now trade under the code AAN.

In line with this, at the end of this month you will receive a holding statement reflecting the fact that you now have a nil holding in ALN. Please do not be concerned – this is simply notification that your shareholding has transferred to AAN.

Since listing on the ASX in 2000, our shareholders have benefited from a total shareholder return of more than 450%, one of the best of any Australian listed company.

We have been able to achieve these strong returns for shareholders because of a focus on growing the underlying business, a relentless drive to reduce costs and as a result of making a number of strategic acquisitions.

The merger of our new asset management business, Agility, with Alinta's existing business will allow us to realise significant cost savings and synergies.

With its expanded capital base and strong balance sheet, Alinta is well positioned for further expansion and growth and will pursue opportunities that deliver sufficient value to the business and the shareholders.

Yours sincerely

JOHN POYNTON AM
CHAIRMAN

Alinta
Alinta Limited
ABN 11 119 985 590

000001
000
AAN
MR SAM SAMPLE
121 SAMPLE STREET
MELBOURNE VIC 3000

Dear Alinta Shareholder

Welcome to an exciting new phase for Alinta.

The Directors of Alinta would like to thank you for your support over the past few months.

As you are aware, the resolution to approve the acquisition of AGL's infrastructure assets received overwhelming support from both sets of shareholders at recent meetings.

As part of this transaction, Alinta has secured the assets and business functions from AGL that best complement our Company and represent the best strategic value to Alinta. Their acquisition is a great outcome for your business.

Alinta is now the largest and most competitive manager of energy infrastructure assets in Australia.

As part of our transformation to New Alinta our ASX code has changed. We are no longer listed as ALN and our shares now trade under the code AAN.

In line with this, we have enclosed a holding statement notifying you that your shareholding has transferred to AAN.

Since listing on the ASX in 2000, our shareholders have benefited from a total shareholder return of more than 450%, one of the best of any Australian listed company.

We have been able to achieve these strong returns for shareholders because of a focus on growing the underlying business, a relentless drive to reduce costs and as a result of making a number of strategic acquisitions.

The merger of our new asset management business, Agility, with Alinta's existing business will allow us to realise significant cost savings and synergies.

With its expanded capital base and strong balance sheet, Alinta is well positioned for further expansion and growth and will pursue opportunities that deliver sufficient value to the business and the shareholders.

Yours sincerely

JOHN POYNTON AM
CHAIRMAN

Alinta

Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

26 October 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Major step forward for new Alinta power station

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

26 October 2006

Major step forward for new Alinta power station

Alinta Limited announced today a major step forward in plans to develop a 200 MW power station in Tasmania to provide electricity for Aurora Energy.

The Tasmanian Government today announced its support for Aurora to enter into a conditional agreement with Alinta for the long-term supply of electricity.

If finalised, the agreement would allow Alinta to proceed with the development of a new 200 MW, $230 million gas-fired power station to be built near George Town in Tasmania's north. The power station would also feed electricity into the national grid.

Alinta Chief Executive Officer Bob Browning said pending various approvals and finalisation of contractual arrangements, construction would begin in mid-2007 in order for the power station to be operational by the first quarter of 2009.

"This is an exciting development for Alinta as it seeks to build on its position as the leading energy infrastructure company in Australia," Mr Browning said.

"It is also an exciting project for Tasmania as it will provide a long-term, clean and efficient source of electricity for local communities.

"The Alinta Tamar Power Station will also be a significant boost for the Tamar region, providing hundreds of new construction jobs and regular ongoing employment once operational."

The General Manager of Alinta Energy, Jim Hennessy, said the Alinta Tamar Power Station would be a high-efficiency, gas-fired combined cycle power station which will utilise best practice technologies.

Mr Hennessy said Alinta would now proceed with finalising environmental and land approvals to bring the project to fruition

The project was expected to create up to 300 jobs during construction and would employ about 22 permanent staff when operational.

Mr Hennessy said the new power station was a greenfield development and was not related to the existing Bell Bay power station, which is owned by Bell Bay Power (a subsidiary of Hydro Tasmania) but operated by Alinta. Alinta was recently given notice by Bell Bay Power that its contract to operate the power station had been terminated.

.....2

Mr Hennessy said in the longer-term, the new Alinta Tamar Power station would provide career opportunities for Alinta's existing Tasmanian employees.

The development of the power station also meant that Alinta would take up all its contracted capacity with Alinta Infrastructure Holdings, owners of the Tasmanian Gas Pipeline. This meant that any further gas flows to Tasmania would lead to further contracts for capacity.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 9486 3014 or 0419 867 230

Investor Relations:

Shaun Duffy
Manager Investor Relations
(08) 9486 3229 or 0404 094 384

CLASS GROUP: *G1/ORDINARY SHARES (GROUPED)

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW 2000	28,284,422	5.74	1
	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC 3001	27,785,918	5.63	2
	NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC 3001	25,979,831	5.27	3
	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW 1225	24,532,252	4.97	4
	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC 3001	14,553,301	2.95	5
	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001	4,826,732	0.98	6
	UBS NOMINEES PTY LTD LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW 2000	3,898,405	0.79	7
	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225	3,580,958	0.73	8
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA GPO BOX 5302 SYDNEY NSW 2001	3,410,931	0.69	9
	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225	3,008,550	0.61	10

AUSTRALIAN FOUNDATION INVESTMENT COMPANY LIMITED GPO BOX 2114	2,646,562	0.54	11

CLASS GROUP: *G1/ORDINARY SHARES (GROUPED)

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	MELBOURNE VIC 3001			
	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD GPO BOX 1257L MELBOURNE VIC 3001	1,997,502	0.41	12
	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET> GPO BOX 519 BRISBANE QLD 4000	1,889,942	0.38	13
	QUESTOR FINANCIAL SERVICES LIMITED <TPS RF A/C> LOCKED BAG 800 MILSONS POINT NSW 1565	1,803,735	0.37	14
	AUSTRALIAN EXECUTOR TRUSTEES LIMITED <NO 1 ACCOUNT> GPO BOX 546 ADELAIDE SA 5001	1,789,099	0.36	15
	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <MLCI A/C> GPO BOX 5430 SYDNEY NSW 2001	1,746,095	0.35	16
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA GPO BOX 5302 SYDNEY NSW 2001	1,529,554	0.31	17
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW 2001	1,077,541	0.22	18
	ARGO INVESTMENTS LIMITED GPO BOX 2692 ADELAIDE SA 5001	1,041,495	0.21	19
	ARGO INVESTMENTS LIMITED GPO BOX 2692 ADELAIDE SA 5001	1,028,515	0.21	20

CLASS GROUP: *G1/ORDINARY SHARES (GROUPED)

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	*** REPORT TOTAL ***	156,411,340	31.72	
	*** REMAINDER ***	336,718,485	68.28	
	*** GRAND TOTAL ***	493,129,325	100.00	

TOTAL CURRENT HOLDERS MEETING CRITERIA FOR THIS REPORT: 193285

********** NUMBER OF PAGES WRITTEN = 3 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 100 ****

CRP/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Range Of Units Summary *** (RSP510:11.01:261006)
ALINTA MERGECO LIMITED/AAN RUN NUMBER 0024 25/10/2006 A.C.N. 119 985 590 PAGE : 1

	1 to 1000	1001 to 5000	5001 to 10000	10001 to 100000	100001 to (MAX)	* TOTAL *
*G1/ORDINARY SHARES (GROUPED)						
Holders						
Issuer	60010	15692	1439	659	30	77830
Chess	62486	44139	6106	2625	99	115455
Total	122496	59831	7545	3284	129	193285
Units						
Issuer	29278671	30119675	9934436	13050494	10927110	93310386
Chess	30318532	97457545	42627206	51920248	177495908	399819439
Total	59597203	127577220	52561642	64970742	188423018	493129825

TOTAL HOLDERS FOR CLASSES SELECTED 193285

TOTAL UNITS " " " 493129825

****

********** NUMBER OF PAGES WRITTEN = 1 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 16 ****

****

Alinta

Alinta Limited
ABN 11 119 985 590

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

30 October 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendices 3X, 3Y and 3Z

Attached are Appendices 3X for each of John Poynton, John Akehurst, Fiona Harris, Tina McMeckan and Michael Wilkins.

Also attached is an Appendix 3Y for Robert Browning and Appendices 3Z for each of Stephen Pearce and Murray King.

Murray King
Company Secretary

Enclosures

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALINTA LIMITED	
ABN 11 119 985 590	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Hartley Poynton**
Date of appointment	**25 October 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,060 Ordinary Shares in Alinta Limited.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALINTA LIMITED	
ABN 11 119 985 590	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Howard Akehurst**
Date of appointment	**25 October 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
25,000 Ordinary Shares in Alinta Limited.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALINTA LIMITED
ABN 11 119 985 590

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Fiona Elizabeth Harris**
Date of appointment	**25 October 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
17,457 Ordinary Shares in Alinta Limited.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest **Note: Provide details of the circumstances giving rise to the relevant interest.**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALINTA LIMITED
ABN 11 119 985 590

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Tina Renna McMeckan**
Date of appointment	**25 October 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
15,816 Ordinary Shares in Alinta Limited.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALINTA LIMITED
ABN 11 119 985 590

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Michael John Wilkins**
Date of appointment	**25 October 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,259 Ordinary Shares in Alinta Limited.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Held in Fododo Pty Ltd (family trustee company)	5,000 Ordinary Shares in Alinta Limited.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Barrett Browning
Date of last notice	18 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 October 2006
No. of securities held prior to change	1 Ordinary Share. Entitlement to 64,150 Ordinary Shares in the Company under the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006. Entitlement to 100,000 Options to subscribe Ordinary Shares in the Company under the Alinta MergeCo Executive Option Plan and the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006.

+ See chapter 19 for defined terms.

Class	Ordinary shares (issued pursuant to the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006 and was implemented on 25 October 2006).
Number acquired	64,150 ordinary shares and 100,000 options
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	64,151 ordinary shares and 100,000 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued pursuant to the Alinta Limited Scheme of Arrangement which became effective on 11 October 2006 and was implemented on 25 October 2006

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Stephen Thomas Pearce
Date of last notice	18 October 2006
Date that director ceased to be director	25 October 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,245 Ordinary Shares in Alinta Limited. 192,384 Options to subscribe for Ordinary Shares in Alinta Limited under the Alinta Executive Option Plan

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Murray John King
Date of last notice	18 October 2006
Date that director ceased to be director	25 October 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
137,114 Ordinary Shares in Alinta Limited. 236,066 Options to subscribe for Ordinary Shares in Alinta Limited under the Alinta Executive Option Plan

+ See chapter 19 for defined terms.

Company Name	**ACN**	**ABN**
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006

Company Name	ACN	ABN
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

21 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	20/11/2006
The previous notice was given to the company on	20/11/2006
The previous notice was dated	20/11/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	87,423,206	29.8%	90,828,723	31.0%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
20 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	3,405,521 ordinary securities	3,405,521
20 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
20 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305

Alinta IH Pty Ltd	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	31,606,422 ordinary securities	31,606,422
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	31,606,422 ordinary securities	31,606,422
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	31,606,422 ordinary securities	31,606,422

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Murray King capacity Company secretary

sign here [signature] date 21/11/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown'".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 21st day of November 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	**ACN**	**ABN**
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	ACN	ABN
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 16th day of November 2006

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited*	086 013 461	53 086 013 461
Agility Services Pty Limited*	009 641 187	86 009 641 187
Agility Team Build Pty Limited*	081 638 217	37 081 638 217
Alinta 2000 Limited*	087 857 001	40 087 857 001
Alinta AA Pty Ltd*	122 392 885	
Alinta AC Pty Limited*	093 878 669	40 083 692 611
Alinta ACP Pty Limited*	083 692 611	89 083 692 611
Alinta AE Limited*	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd*	064 893 652	63 064 893 652
Alinta AFN Pty Limited*	003 620 022	19 003 620 022
Alinta AG Pty Ltd*	121 817 301	
Alinta AGN Limited*	003 004 322	87 003 004 322
Alinta AI Pty Limited*	057 669 744	73 057 669 744
Alinta ANZI Pty Limited*	065 981 302	36 065 981 302
Alinta APG Pty Limited*	068 827 654	22 068 827 654
Alinta APGMW Pty Limited*	085 449 092	81 085 449 092
Alinta ASB Pty Limited*	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd*	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited*	092 731 130	43 092 731 130
Alinta ATC Pty Ltd*	092 740 531	55 092 740 531
Alinta CI Pty Ltd*	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd*	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd*	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd*	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd*	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited*	008 552 663	24 008 552 663
Alinta GD Pty Ltd*	008 412 262	67 008 412 262

Company Name	ACN	ABN
Alinta Group Holdings Pty Ltd*	117 660 081	34 117 660 081
Alinta IH Pty Ltd*	122 392 901	
Alinta IO Pty Ltd*	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited*	003 738 172	62 003 738 172
Alinta NSGC Pty Limited*	000 000 957	13 000 000 957
Alinta PG Pty Limited*	008 400 217	94 008 400 217
Alinta RA Pty Limited*	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd*	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd*	118 926 131	36 118 926 131
Trewas Pty Ltd*	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	ACN	ABN
Wattle Point Wind Farm Pty Ltd*	101 023 447	34 101 023 447
Wertera Pty Ltd*	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)*	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)*	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)*	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)*	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)*	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

20 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust

ACN/ARSN

Alinta Infrastructure Limited ACN108 311 100

Alinta Infrastructure Trust ARSN 115 765 985

Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name: Alinta Limited

ACN/ARSN (if applicable): 119 985 590

There was a change in the interests of the substantial holder on: 17/11/2006

The previous notice was given to the company on: 16/11/2006

The previous notice was dated: 16/11/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	66,222,305	22.6%	87,423,206	29.8%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
17 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	21,200,901 ordinary securities	21,200,901
17 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
17 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305

Alinta IH Pty Ltd	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	28,200,901 ordinary securities	28,200,901
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	28,200,901 ordinary securities	28,200,901
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	28,200,901 ordinary securities	28,200,901

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Patrick McCole capacity Company secretary

sign here date 20/11/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 20th day of November 2006

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092

Company Name	ACN	ABN
Alinta ASB Pty Limited	090 855 306	59 090 855 306
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

21 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Letter sent to AIH Securityholders

Attached is a copy of a letter sent to AIH securityholders today.

Murray King
Company Secretary

Enclosure

21 November 2006

000001 000 AIH_TKO
MR SAM SAMPLE
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

Dear AIH Securityholder

YOU DON'T HAVE TO PAY YOUR $1.20 SECOND INSTALMENT IF YOU ACCEPT ALINTA'S OFFER BEFORE 20 DECEMBER OR SELL ON THE ASX BEFORE 13 DECEMBER

Alinta has recently announced a takeover offer for Alinta Infrastructure Holdings at $2.06 per partly paid security (or $3.26 per fully paid security). This offer will allow AIH securityholders to fully recoup the $2.00 IPO price[1] as well as receiving an amount equal to a pro rata notional dividend for the second half of 2006[2] (6 cents per security).

This is Alinta's final offer – we will NOT be increasing our bid price.

AIH has consistently traded below its IPO price on the ASX since November 2005 and we believe, in the absence of our offer, the likelihood of it reaching that IPO level in the near term is very low.

Our offer for partly paid securities represents a 15.5% premium to the 3 month volume weighted average price of securities traded on the ASX. Given Alinta's approximately 30% securityholding in AIH and operational control over the assets we can't see another company making a bid for AIH.

Your choices are simple. You can:

- Accept Alinta's offer in sufficient time to permit lodgement of the acceptance with AIH on or before 20 December and we will **PAY YOU $2.06** per partly paid AIH security;
- Accept Alinta's offer after 20 December, pay AIH $1.20 by 29 December and receive $3.26 from Alinta ;
- Sell some or all of your AIH securities on ASX; OR
- Continue to hold your AIH securities and **PAY AIH $1.20** per security by 29 December.

The second instalment on AIH securities is due for payment on 29 December 2006. However, the last day on which transfers of partly paid securities can be lodged with AIH for registration is 20

1 Subject to an investor's tax position.

2 Securityholders who accept Alinta's offer will not receive the actual distribution paid by AIH.

December. Accordingly, if you wish to accept our offer but avoid payment of the second instalment, you should ensure that your acceptance is received by Alinta in sufficient time for it to be processed and lodged for registration with AIH on 20 December.

Alternatively, if you wish to achieve a quick cash settlement on your AIH securities, you may want to consider selling them on the ASX. Alinta has been and will continue to buy AIH stock on the ASX at prices up to the Offer price ($2.06 per partly paid security and $3.26 per fully paid security) until our Offer closes.

You will receive our formal offer document in the mail in the coming weeks. If you accept our offer, you will be paid in cash approximately one month after you accept - there are no conditions. If you have already paid your $1.20 second instalment and accept the Offer you will receive your $1.20 back (either as a refund from AIH or as part of the $3.26 bid price from Alinta, depending on when you accept).

If you have any further questions, please contact our information line on 1 800 882 619 for Australian callers or +61 2 8280 7928 for international callers.

The Directors of Alinta encourage you to accept this offer.

Yours sincerely

ROBERT BROWNING
CHIEF EXECUTIVE OFFICER

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

22 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	21/11/2006
The previous notice was given to the company on	21/11/2006
The previous notice was dated	21/11/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	90,828,723	31.0%	98,647,614	33.7%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	7,818,887 ordinary securities	7,818,887
21 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
21 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305

Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	7,000,000 ordinary securities	7,000,000
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	32,425,309 ordinary securities	32,425,309
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	7,000,000 ordinary securities	7,000,000
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	32,425,309 ordinary securities	32,425,309
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	7,000,000 ordinary securities	7,000,000
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	32,425,309 ordinary securities	32,425,309

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name	Murray King	capacity	Company secretary
sign here	[signature]	date	22/11/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 22nd day of November 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	ACN	ABN
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	**ACN**	**ABN**
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

23 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited. Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	22/11/2006
The previous notice was given to the company on	22/11/2006
The previous notice was dated	22/11/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	98,647,614	33.7%	104,309,103	35.6%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
22 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	5,661,489 ordinary securities	5,661,489
22 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
22 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305

Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	28,200,901 ordinary securities	28,200,901
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	16,885,897 ordinary securities	16,885,897
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	28,200,901 ordinary securities	28,200,901
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	16,885,897 ordinary securities	16,885,897
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	28,200,901 ordinary securities	28,200,901
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	16,885,897 ordinary securities	16,885,897

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name	Murray King	capacity	Company secretary
sign here	[signature]	date	23/11/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 23rd day of November 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	ACN	ABN
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	**ACN**	**ABN**
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

27 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust

ACN/ARSN
Alinta Infrastructure Limited ACN108 311 100
Alinta Infrastructure Trust ARSN 115 765 985
Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked A.

1. Details of substantial holder (1)

Name: Alinta Limited
ACN/ARSN (if applicable): 119 985 590

There was a change in the interests of the substantial holder on: 24/11/2006
The previous notice was given to the company on: 23/11/2006
The previous notice was dated: 23/11/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	104,309,103	35.6%	107,542,546	36.7%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
23 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	1,978,616 ordinary securities	1,978,616
23 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
23 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
24 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	1,254,827 ordinary securities	1,254,827
24 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
24 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	39,425,309 ordinary securities	39,425,309
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	8,894,932 ordinary securities	8,894,932
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	39,425,309 ordinary securities	39,425,309
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	8,894,932 ordinary securities	8,894,932
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	39,425,309 ordinary securities	39,425,309
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	8,894,932 ordinary securities	8,894,932

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name	Murray King	capacity	Company secretary
sign here		date	27/11/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 27th day of November 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	ACN	ABN
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	**ACN**	**ABN**
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	ACN	ABN
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

27 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta Signs New ACCC Undertaking

Attached is a News Release regarding the above.

Murray King
Company Secretary

Enclosure

News Release

Alinta

27 November 2006

Alinta Signs New ACCC Undertaking

Alinta Limited has today signed a new set of undertakings with the Australian Competition and Consumer Commission (ACCC) which gives the company greater flexibility on how it will resolve its holding in Australian Pipeline Trust (APA) and related competition concerns.

Alinta is pleased with the refined ACCC undertakings as they preserve Alinta's ability to bid for the balance of the units in APA that it does not own, increase its interest in APA, or divest its entire holding. In addition, undertakings allow Alinta to vote on the appointment of new independent directors to the Board of APL (the responsible entity to APA).

Further, the new undertakings permit Alinta to retain its interest in APA if APA ceases to hold material interests in specified assets within a confidential period (longer than 12 months from implementation of the Alinta /AGL merger). Those assets are particularly:

- the Moomba-Sydney ("MSP") pipeline;
- the Parmelia pipeline; and
- the GasNet operations (other than those outside of Victoria and New South Wales).

Alinta is also still required to divest the Agility MSP and Parmelia operating contracts.

The Federal Court and the ACCC have also given Alinta permission to participate in the 2 for 7 renounceable rights issue announced by APA on 16 November. Alinta is still considering if it will take up its rights.

Alinta Chief Executive Officer Bob Browning said Alinta's interest in acquiring a larger stake in APA has lessened because of APA's two recent heavily dilutive acquisitions. Alinta believes that APA has not acted in the interests of unitholders as a result of its recent capital raisings and by making bids for assets well above fair value. Accordingly, Alinta has been forced to abandon any thoughts about making a bid for APA at $5 per unit.

Alinta has previously written to APA indicating it believed its actions were not in the best interests of unitholders and that it would not be bidding $5 for the remaining units in APA.

"Alinta is determined to break the existing deadlock and provide certainty for investors in both Alinta and APA," Mr Browning said. "This new set of undertakings facilitates a number of alternatives for Alinta to accomplish this. Alinta will consider all options, including a voluntary exit from its interests in APA if we can recover our cost of entry."

To assist the process, Alinta is prepared to consider a vendor finance package for APA if this is deemed desirable.

Alinta is also willing to consider all other fair offers for its interests in APA, APL and the Agility MSP and Parmelia operating contracts.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Investor Relations:

Shaun Duffy
Manager Investor Relations
(08) 6213 7348 or 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

29 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	28/11/2006
The previous notice was given to the company on	27/11/2006
The previous notice was dated	27/11/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	107,542,546	36.7%	113,624,232	38.8%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
27 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	2,111,617 ordinary securities	2,111,617
27 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
27 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
28 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	3,970,069 ordinary securities	3,970,069
28 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
28 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	47,065,414 ordinary securities	47,065,414
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	7,336,513 ordinary securities	7,336,513
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	47,065,414 ordinary securities	47,065,414
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	7,336,513 ordinary securities	7,336,513
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	47,065,414ordinary securities	47,065,414
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	7,336,513 ordinary securities	7,336,513

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Murray King capacity Company secretary

sign here date 29/11/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 29th day of November 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta CI Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	ACN	ABN
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	ACN	ABN
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

1 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendices 3Y

Attached are Appendices 3Y for each of Fiona Harris, Tina McMeckan and Michael Wilkins in respect of shares purchased under the Alinta Deferred Employee Share Plan.

Murray King
Company Secretary

Enclosures

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fiona Elizabeth Harris
Date of last notice	31 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2006
No. of securities held prior to change	17,819 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	243 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.28 per ordinary share
No. of securities held after change	18,062 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tina Renna McMeckan
Date of last notice	31 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2006
No. of securities held prior to change	16,058 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	244 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.28 per ordinary share
No. of securities held after change	16,302 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wilkins
Date of last notice	31 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 1,404 ordinary shares Indirect: 5,000 ordinary shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Fododo Pty Ltd (family trustee company)	5,000 ordinary shares in Alinta Limited
Date of change	29 November 2006
No. of securities held prior to change	6,404 ordinary shares in Alinta Limited.
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	146 ordinary shares in Alinta Limited.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.28 per ordinary share
No. of securities held after change	1,550 ordinary shares held directly and 5,000 ordinary shares held indirectly.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

1 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust

ACN/ARSN
Alinta Infrastructure Limited ACN108 311 100
Alinta Infrastructure Trust ARSN 115 765 985
Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name: Alinta Limited
ACN/ARSN (if applicable): 119 985 590

There was a change in the interests of the substantial holder on: 1/12/2006
The previous notice was given to the company on: 29/11/2006
The previous notice was dated: 29/11/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	113,624,232	38.8%	117,573,466	40.1%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
29 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	1,529,532 ordinary securities	1,529,532
29 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
29 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
30 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	1,393,537 ordinary securities	1,393,537
30 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
30 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

1 December 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	1,026,165 ordinary securities	1,026,165
1 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
1 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	54,401,927 ordinary securities	54,401,927
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	3,949,234 ordinary securities	3,949,234
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	54,401,927 ordinary securities	54,401,927
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	3,949,234 ordinary securities	3,949,234
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	54,401,927 ordinary securities	54,401,927
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	3,949,234 ordinary securities	3,949,234

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Murray King capacity Company secretary

sign here [signature] date 1/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 1st day of December 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	ACN	ABN
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	ACN	ABN
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

4 December 2006

To: Company Announcement Office
ASX

By: Electronic Lodgement

Takeover bid by Alinta IH Pty Ltd for Alinta Infrastructure Holdings

In accordance with ASIC Class order 01/1543, attached is a copy of the Bidder's Statement containing an offer dated 4 December 2006 in relation to Alinta IH Pty Ltd's (**Alinta IHPL**) off market bid for all the ordinary stapled securities in Alinta Infrastructure Holdings (**AIH**) and acceptance form. The despatch of these documents to holders of AIH ordinary stapled securities has commenced today.

This offer will close on 15 January 2007, unless extended.

Murray King
Company Secretary

Enclosure

Bidder's Statement

Alinta

ACCEPT FINAL CASH OFFER

by

Alinta IH Pty Ltd ACN 122 392 901

a wholly owned subsidiary of

Alinta Limited ACN 119 985 590

to acquire all of your AIH Securities in

Alinta Infrastructure Holdings

for

$3.26 cash

for each of your AIH Securities transferred on a *fully paid* basis (less $1.20 for each of your AIH Securities in respect of which Alinta IHPL pays the Second Instalment)

or

$2.06 cash

for each of your AIH Securities transferred on a *partly paid* basis.



Alinta Offer Information Line:
For Australian Callers: 1800 882 619
For International Callers: +61 2 8280 7928

This is an important document and requires your immediate attention. If you are in doubt as to how to deal with it please consult your financial or other professional adviser.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Held in children's name - Shannon King (157 Shares) - Kieran King (157 Shares) - Mellery King (157 Shares)	471 Ordinary Shares in Alinta Limited.
Held in wife's name - Pauline King	1,626 Ordinary Shares in Alinta Limited.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Alinta

Alinta Limited
ABN 11 119 985 590

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

31 October 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendices 3Y and 3Z

Attached are Appendices 3Y for each of Fiona Harris, Tina McMeckan and Michael Wilkins in respect of shares purchased under the Alinta Deferred Employee Share Plan.

Also attached are Appendices 3Z for each of Robert Pearce, Paul McWilliams and Paul Anthony.

Murray King
Company Secretary

Enclosures

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fiona Elizabeth Harris
Date of last notice	30 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 October 2006
No. of securities held prior to change	17,457 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	362 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.36 per ordinary share
No. of securities held after change	17,819 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tina Renna McMeckan
Date of last notice	30 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 October 2006
No. of securities held prior to change	15,816 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	242 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.36 per ordinary share
No. of securities held after change	16,058 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wilkins
Date of last notice	30 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 1,259 ordinary shares Indirect: 5,000 ordinary shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Fododo Pty Ltd (family trustee company)	5,000 ordinary shares in Alinta Limited
Date of change	30 October 2006
No. of securities held prior to change	6,259 ordinary shares in Alinta Limited.
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	145 ordinary shares in Alinta Limited.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.36 per ordinary share
No. of securities held after change	1,404 ordinary shares held directly and 5,000 ordinary shares held indirectly.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALINTA MERGECO LIMITED**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**ROBERT SAMUEL PEARCE**
Date of last notice	**17 OCTOBER 2006**
Date that director ceased to be director	**25 OCTOBER 2006**

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
12,138 ORDINARY SHARES

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALINTA MERGECO LIMITED**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**PAUL McWILLIAMS**
Date of last notice	**17 OCTOBER 2006**
Date that director ceased to be director	**25 OCTOBER 2006**

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
4,156 ORDINARY SHARES

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALINTA MERGECO LIMITED**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**PAUL ANTHONY**
Date of last notice	**17 OCTOBER 2006**
Date that director ceased to be director	**25 OCTOBER 2006**

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
178,581 ORDINARY SHARES

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

6 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Change of Registered Address

Alinta Limited has moved its registered and corporate head office in Perth. It is now located at:

Level 11, Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000
Australia

Alinta's post office box mailing address remains unchanged.

Alinta's telephone and facsimile numbers have also changed as follows:

Telephone: +61 (8) 6213 7000
Facsimile: +61 (8) 6213 7001

Murray King
Company Secretary

Enclosures

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

9 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,123
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at $9.1774 per share due to expire on 3 May 2015.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	$9.1774 per share for 9,123 options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,138,948	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,102,990	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 November 2006
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta Announces Cash Offer for AIH

Attached is a News Release regarding the above.

Murray King
Company Secretary

Enclosure

Media Release

Alinta

15 November 2006

ALINTA ANNOUNCES CASH OFFER FOR AIH

Flags Restructure of Asset Ownership

Alinta Limited[1] announced today it would make an unconditional cash takeover offer for Alinta Infrastructure Holdings Limited (AIH) and has flagged a restructure of Alinta's capital structure to more effectively align its growth and yield operations to investor objectives.

Alinta will offer $2.06 cash per partly paid security for the approximately 80% of securities it does not already own in AIH.

Alinta's offer will relieve AIH security holders of the requirement to pay the second instalment of $1.20 if they accept in sufficient time to enable Alinta to process and lodge the acceptance for registration with AIH before 20 December 2006. Any security holders who accept after 20 December and have paid the second instalment will receive $3.26.

The consideration of $2.06 cash per partly paid security represents a 15.5% premium to the 3 month volume weighted average price of AIH securities[2] and has been determined based on the following:

- A full recovery of the initial $2.00 IPO price[3], and
- A notional pro rata entitlement of $0.06 to the second half distribution that was forecast to be $0.08[4].

AIH securities have consistently traded below their IPO price since November 2005.

Alinta Chief Executive Officer Bob Browning said that following the AGL transaction, Alinta has a 20% holding in AIH, a substantial interest in APT and approximately $5.5 billion of infrastructure assets on its own balance sheet. This structure is both sub-optimal and unsustainable.

"We think the fundamental concept of listing AIH was sound, however both the market and our company circumstances have changed substantially," Mr Browning said.

"It is impractical for AIH to acquire the substantial assets which Alinta now owns given the relative size of those assets to AIH and AIH's yield requirement.

---

1 The offer will be made through Alinta IH Pty Ltd, a wholly owned subsidiary of Alinta.
2 Based on the closing price of AIH securities on Tuesday, 14 November 2006.
3 Subject to an AIH securityholder's personal tax position.
4 Which AIH securityholders who accept Alinta's offer will not receive.

Alinta

"AIH, like Spark and SP Ausnet that listed shortly afterwards, has spent the majority of its time on the ASX below its issue price, which in turn makes accessing capital to take on assets from Alinta even more difficult.

"The consolidation of AIH is a necessary first step to a future structure that will allow us to tailor shareholder returns to specific asset types.

"By making this offer now, AIH security holders are able to recoup their original IPO investment and not be legally bound to pay the second instalment of $1.20."

Creating a More Efficient Structure

Mr Browning reaffirmed that Alinta does not have ambitions to simply become the largest energy infrastructure yield vehicle in the country. Alinta's strategy continues to be based on the creation of an effective and efficient capital structure that provides both a stable yield product as well as a growth vehicle.

- The nature of the infrastructure portfolio owned by Alinta provides a predictable, reliable cash flow that could create an attractive cash yield. Including the AIH assets, Alinta owns approximately $7.5 billion in infrastructure assets; and
- With the acquisition of Agility, Alinta's proven asset management capability is expected to continue to drive earnings growth moving forward. Alinta is now the largest energy infrastructure manager in the country. This is an advantage we expect to maximise.

Alinta believes there are a number of ways this can be achieved and has already done a substantial amount of work on various options at its disposal. Among those options currently under consideration are separately listed appropriate growth and yield vehicles or separate classes of financial products offered by a single entity. Moving forward, options will be discussed with various stakeholders and their feedback will be an important consideration for management and the Board.

Common to all structures under consideration is the requirement to bring AIH back into Alinta as we have determined that given the current dynamics AIH will not be the appropriate vehicle to take on Alinta's infrastructure assets.

The ultimate structure chosen will be in the best financial interests of Alinta shareholders, and any structure will fit not only the current asset portfolio, but any additional acquisitions that will be made in the future.

"The eventual structure will be designed to deliver better returns for shareholders, provide a stronger platform for growth, and be aligned with the original goal of AIH," Mr Browning said.

With the analysis of options to be finalised, then feedback from a variety of stakeholders to be sought, Alinta anticipates making a decision on the most appropriate structure in order to facilitate implementation in the first quarter of 2007.

Alinta

Additionally, Alinta will continue to work with the ACCC with a view to finalising its position in relation to APT. It is envisaged the new structure would be suitable to accommodate any APT assets, should Alinta ultimately end up with a long term ownership position in that entity.

The Immediate Focus of Alinta

Alinta will place a high priority on ensuring substantial progress is made on the integration of the AGL infrastructure business and the implementation of its new capital structure in the coming months.

In addition, organic growth in earnings will play a significant role in the next few years and Alinta expects to be making a number of announcements related to achievements in synergy targets, project development and other revenue enhancing initiatives in the next several months.

Takeover Offer for AIH

The bidder's statement for the AIH offer will be lodged with ASIC shortly and is expected to be mailed to security holders by 2 December 2006. The offer is expected to open on 30 November 2006 and close on 15 January 2007, unless extended.

Based on the closing price of AIH securities on Tuesday, 14 November 2006, Alinta's $2.06 offer for partly paid securities represents:

- A 15.5% premium to the 3 month VWAP of AIH securities
- An 18.0% premium to the 6 month VWAP of AIH securities
- A 103% recovery of the original IPO price[3]

"We believe this is a fair and attractive Cash Offer and we believe many security holders will opt for the cash payment, which is a significant premium to the recent trading levels" Mr Browning said.

Alinta will fund the AIH offer with a mix of existing cash reserves and debt. Alinta has a binding commitment from two of its existing banking counterparties to provide a $525 million bridge facility to support the funding of the bid. Full facility documents are to be executed shortly. Should Alinta achieve 100% acceptance from AIH shareholders, its consolidated gearing position (net debt to net debt plus equity) would be approximately 60%.

Alinta currently supplies all operational and administrative functions for the AIH assets under an operating services agreement and therefore would not be required to undertake any additional integration over and above that which is well advanced on the AGL transaction.

Alinta

Until the close of the Offer Period, Alinta intends to acquire AIH securities on market at or below the offer price.

For more information please contact:

Media

Tony Robertson
Group Manager External Affairs
Mobile: 0419 867 230

Jim Kelly
Director, Third Person Communications
Phone: (02) 8298 6100
Mobile: 0412 549 083

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348

Alinta

AIH FACT SHEET

Company Summary: Alinta Infrastructure Holdings

Key market data:

ASX code:	AIHCA	
Description:	Stapled securities partly paid to $2.00; $1.20 unpaid	
IPO:	4 October 2005	
IPO Price:	$3.20 (partly paid to $2.00)	
Second Instalment due:	5pm 29 December 2006	
Securities on issue:	293,127,627	
Market Capitalisation:	$577,461,425	
Year High:	$2.04	15-Nov-05
Year Low:	$1.635	29-May-06
Active DRP?:	Yes	
Dividends paid:	4.5 cents	31-Mar-06
	7.75 cents	29-Sep-06
2006 Dividend yield:	8.01%	
Substantial shareholders:	Alinta	20.2%
	Barclays	8.2%
	UBS	7.0%

Alinta

AIH Security price since listing:


$2.40
$2.30
$2.20
$2.10
$2.00
$1.90
$1.80
$1.70
$1.60
Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06

AIH Assets:

(a) Gas Transmission Pipelines

Asset	Ownership	Length
Eastern Gas Pipeline	100%	795 km
Tasmanian Gas Pipeline	100%	734km
Queensland Gas Pipeline	100%	627km
VicHub Interconnect	100%	N/A
Goldfields Gas Transmission Pipeline	11.8%	1,380km

(b) Power Generation

Asset	Ownership	Generation
Newman Power Station	100%	105 MW
Port Hedland Power Station	100%	175 MW
Bairnsdale Power Station	100%	94 MW
Glenbrook Power Station	100%	112 MW

Alinta


Port Hedland Power Station
- 175MW gas-fired power station
- 3 units located at Port Hedland supplying electricity to BHP Iron Ore mine and ports
- 2 units located at BHPB HBI Plant
Newman Power Station
- 105MW¹ gas-fired power station
- Supplies electricity to BHP Iron Ore mine
- 11.8% owner
- 1,380km pipeline from Carnarvon Basin to Kalgoorlie
Perth
Kalgoorlie
Albany
Rockhampton
- 627km pipeline from Wallumbilla to Gladstone and Rockhampton
Gladstone
Brisbane
Sydney
Wollongong
Canberra
- 795km pipeline from Gippsland Basin to Sydney
Melbourne
Bairnsdale Power Station
- 94MW gas-fired power station
Launceston
Hobart
- Gas pipeline interconnect
- 734km pipeline from Gippsland Basin to Tasmania
Power Stations
Gas Transmission Pipelines
Cities inserted for geographical reference
1. ISO rating plant capacity.
Glenbrook Power Station
- 112MW cogeneration plant
- Supplies electricity and steam to NZ Steel's steel works

Financial Performance

	FY 2005 ($m)[5]	HY 2006 ($m)
Revenue	244.4	125.5
EBITDA	153.6	80.2
EBIT	100.9	53.1
NPAT	7.7	0.9

[5] FY 2005 represents the consolidated financial results of AIL and its controlled entities, which owned the existing assets of AIH for the full 12 month period and includes 3 months of AIT and AIIT

Alinta

Second Instalment timing and payment details:

Expected date of opening of Alinta Offer	30 November 2006
Last trading day for partly paid securities	13 December 2006
First trading day of fully paid securities	14 December 2006
When acceptances of the Offer should be provided if Alinta is to pay the Second Instalment	In sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006
Last day for registry to accept transfer partly paid securities	20 December 2006
Notices of Second Instalment sent to new holders of AIH Securities and holders who have changed their AIH Securityholding since 6 November 2006	21 December 2006
Due date for second payment	5 pm Sydney time on 29 December 2006
Allotment of fully paid securities and last day for deferred settlement trading	8 January 2007
First trading day of fully paid securities on a normal T + 3 settlement basis	9 January 2007
Closing date of Offer (unless extended)	15 January 2007

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

16 November 2006

To: Company Announcement Office
ASX

By: Electronic Lodgement

Takeover bid by Alinta IH Pty Ltd for Alinta Infrastructure Holdings (AIH) and lodgement of Bidder's Statement

Attached is a copy of the Bidder's Statement containing an offer in relation to the proposed takeover bid by Alinta IH Pty Ltd (**Alinta IHPL**) for all the ordinary stapled securities in Alinta Infrastructure Holdings (**AIH**), as required by item 5 of section 633(1) of the *Corporations Act 2001* (Cth) (**Corporations Act**). In preparing the enclosed document, Alinta IHPL has relied on ASIC class order 01/1543.

A copy of the bidder's statement and offer has been delivered to AIH today.

Alinta IHPL gives notice under section 633(4) of the Corporations Act that it has set the date 17 November 2006 for the purpose of identifying the people to whom information must be sent under items 6 and 12 of section 633(1) of the Act in relation to the takeover bid for AIH.

Patrick McCole
Company Secretary

Enclosure

This is an important document and requires your immediate attention. If you are in doubt as to how to deal with it please consult your financial or other professional adviser

FINAL CASH OFFER

by

Alinta IH Pty Ltd

ACN 122 392 901

a wholly owned subsidiary of

Alinta Limited

ACN 119 985 590

to acquire all of your AIH Securities in

ALINTA INFRASTRUCTURE HOLDINGS

for

$3.26 CASH

for each of your AIH Securities transferred on a *fully paid* basis (less $1.20 for each of your AIH Securities in respect of which Alinta IHPL pays the Second Instalment)

or

$2.06 CASH

for each of your AIH Securities transferred on a *partly paid* basis

IMPORTANT INFORMATION

Important dates	
Bidder's Statement lodged with ASIC	16 November 2006
Offer opens	[***insert date***] 2006
Offer closes (unless extended)	7:00pm (Sydney time) on [***insert date***]
This Bidder's Statement is dated 16 November 2006.	

This Bidder's Statement is given by Alinta IH Pty Ltd ACN 122 392 901 to Alinta Infrastructure Holdings under Part 6.5 of the Corporations Act. This Bidder's Statement includes an Offer dated [***dispatch date***] to acquire your AIH Securities and also sets out certain disclosures required by the Corporations Act.

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission (**ASIC**) on 16 November 2006. ASIC takes no responsibility for the contents of this Bidder's Statement.

A number of defined terms are used in this Bidder's Statement. These terms are defined in Part E.

Investment decisions

This document does not take into account the investment objectives, financial situation and particular needs of any person. Before deciding whether or not to accept the Offer you may wish to seek independent financial and taxation advice.

Forward looking statements

This document contains forward looking statements. Forward looking statements are not based on historical facts, but are based on current expectations of future results or events. These forward looking statements are subject to risks, uncertainties and assumptions which could cause actual results or events to differ materially from the expectations described in such forward looking statements. While Alinta believes that the expectations reflected in the forward looking statements in this document are reasonable, no assurance can be given that such expectations will prove to be correct. Any forward looking statement contained in this document is qualified by this cautionary statement.

Privacy Collection Statement

Personal information relating to your holding of AIH Securities has been or will be obtained by Alinta IHPL or its agents in accordance with its rights under the Corporations Act. Alinta IHPL will share this information with its related bodies corporate, advisers and agents where necessary for the purposes of the Offer. Alinta IHPL, its related bodies corporate, advisers and agents will use this information solely for the purposes relating to the Offer. If you would like details of your personal information held by Alinta IHPL or its related bodies corporate and agents, please contact the Alinta Offer Information line on 1800 882 619 (within Australia) or + 61 2 8280 7928 (outside Australia).

CONTENTS

CHAIRMAN'S LETTER

16 November 2006,

Dear AIH Securityholder,

On behalf of the Directors of Alinta, I am pleased to provide you with this Offer to acquire all your securities in Alinta Infrastructure Holdings (AIH).

On 15 November 2006, Alinta announced an unconditional cash offer to acquire all of your AIH Securities. The price that you will receive for your AIH Securities depends upon when you accept the Alinta Offer.

If your acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December, you will receive $2.06 in cash but will not have to pay the second instalment amount of $1.20 by 29 December this year. If not, you will receive $3.26 in cash from Alinta but you will have the obligation to pay the second instalment amount of $1.20 by 29 December this year.

The consideration payable under the Offer is final and will not be increased.

This Offer represents good value for your AIH Securities, and for partly paid securities constitutes[1]:

- A 15.5% premium to the 3 month VWAP of AIH Securities;
- An 18.0% premium to the 6 month VWAP of AIH Securities;
- A 14.7% premium to the VWAP since 1 January 2006; and
- 103% recovery of your original investment if you purchased your AIH Securities in the initial public offering[2].

AIH Securityholders have benefited from receiving distributions in excess of IPO prospectus forecasts, which along with this Offer will deliver you a compound annual return of 8.3% since AIH's listing[3].

---

[1] Based on the periods ending 14 November 2006, being the date prior to announcement of the Offer.

[2] Subject to an investor's tax position.

[3] Calculated on the basis of distributions declared and paid to AIH Securityholders from the date of the IPO to the date of this Bidder's Statement. This assumes distributions are reinvested at the official cash rate set by the Reserve Bank of Australia.

Given Alinta currently holds approximately 22% of AIH and operating contracts over all the asset portfolio, Alinta believes that it is unlikely another bidder will emerge.

Alinta is making this Offer to you in order to fulfil its broader infrastructure strategy in response to two key events that have occurred since the listing of AIH. These are the:

- acquisition of $6.3 billion of infrastructure assets from AGL in October this year; and
- relative underperformance of AIH since its listing in October 2005.

This bid for AIH is part of a broader strategy involving the integration of the AIH assets with Alinta's substantially larger infrastructure portfolio gained through the AGL transaction.

The Alinta/AGL Transaction significantly changed Alinta's structure and asset composition. Following the Alinta/AGL Transaction, Alinta now owns approximately 22% of AIH, a substantial interest in APT and approximately $6 billion of infrastructure assets on its own balance sheet. Consequently Alinta is uniquely positioned as the largest owner and operator of energy infrastructure assets listed on the ASX.

While the strategy behind the AIH IPO was sound, AIH's competitive position in these circumstances has been limited. In Alinta's view, AIH's smaller scale and consequent inability to raise the level of efficient capital required, means AIH is not equipped to continue to operate as an infrastructure growth vehicle when considering the quantum of assets Alinta now has, and believes it can acquire going forward.

Accordingly, Alinta believes that a full takeover for all the securities in AIH provides the best platform to restructure Alinta and pursue an alternative structure that will enable it to continue to deliver consistent growth in shareholder returns.

Until the close of the Offer Period, Alinta intends to acquire AIH Securities on market for cash consideration up to the price offered under this Bidder's Statement.

To maximise the value of the premium reflected in this Offer, I encourage you to accept as soon as possible. This Offer is currently scheduled to close at 7 pm Sydney time on [***insert date***], unless extended. To accept this Offer, please follow the instructions on the enclosed Acceptance Form.

Yours sincerely,

John Poynton AM
Chairman
Alinta Limited

REASONS TO ACCEPT ALINTA'S CASH OFFER:

1. **NO REQUIREMENT TO OUTLAY FURTHER CAPITAL**
2. **THE OFFER ENABLES INVESTORS IN THE AIH IPO TO RECOVER THEIR INVESTMENT**
3. **MARKET CONDITIONS HAVE CHANGED**
4. **A NEW WAY FORWARD IS REQUIRED**
5. **THE OFFER IS AT A PREMIUM TO HISTORIC TRADING LEVELS**
6. **ATTRACTIVE TERMS**

1. NO REQUIREMENT TO OUTLAY FURTHER CAPITAL

- Prior to the announcement of the Offer, AIH has consistently traded below the paid up component ($2.00) of its issue price of $3.20 since 30 November 2005.
- Alinta recognises that whilst trading levels are below the issue price AIH Securityholders may be reluctant to pay the second instalment, due on 29 December 2006.
- AIH Securityholders who accept the Offer in sufficient time to enable their acceptances to be processed and lodged for registration with AIH on or before 20 December will NOT be required to pay the second instalment, and will receive $2.06 per AIH Security from Alinta.
- AIH Securityholders who have already paid the second instalment can still accept into the Offer.
    - If your acceptance is received by Alinta IHPL in sufficient time to enable it to be processed and lodged with AIH for registration on or before 20 December 2006, then Alinta will become liable to pay the Second Instalment on your AIH Securities. Alinta will pay you $2.06 per AIH Security and, if you have already paid the Second Instalment, AIH will be required to refund the instalment amount of $1.20 per AIH Security to you.
    - If your acceptance is processed and lodged for registration after 20 December 2006 and before the end of the Offer Period, and you have paid the Second Instalment on your AIH Securities, Alinta will pay you $3.26 per AIH Security.

2. THE OFFER ENABLES INVESTORS IN THE AIH IPO TO RECOVER THEIR INVESTMENT

- Alinta wants to ensure that those AIH Securityholders who participated in the AIH IPO are able to recover their entire initial investment[4].
- By accepting into the Alinta Offer, investors in the AIH IPO will recover their initial investment[3] while having earned distributions 10% in excess of the AIH Offer Document forecasts since October 2005[5].

[4] Subject to the investor's tax position.

[5] Calculated on the basis of distributions declared and paid to AIH Securityholders from the date of the IPO to the date of this Bidder's Statement.

3. MARKET CONDITIONS HAVE CHANGED

- A number of energy infrastructure trusts have failed to meet market expectations in recent times for a number of reasons.
- Similar infrastructure investment vehicles that were listed shortly after the listing of AIH on 4 October 2005 have traded similarly to AIH:
    - Spark Infrastructure Group listed on 16 December 2005; and
    - SP AusNet listed on 14 December 2005.
- The graph below illustrates the relative underperformance of these infrastructure trusts[6].



120.00%
110.00%
100.00%
90.00%
80.00%
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
AIH
SP AusNet
Spark
Issue Price
All Ordinaries

- Alinta believes, based on current market conditions, in the absence of the Offer the AIH Security price would be unlikely to recover to its initial issue price in the near future.

[6] Graph depicts the period from 4 October 2005 to 14 November 2006.

- This belief exists notwithstanding the sound performance of the AIH assets, which have delivered distributions in excess of the AIH Offer Document forecasts since listing.

4. A NEW WAY FORWARD IS REQUIRED

- While Alinta's strategy for the listing of AIH was sound, the combined effect of changed market conditions and the quantum of Alinta's infrastructure asset portfolio presents Alinta with a unique opportunity to refine its infrastructure ownership model.

- Alinta's position has gained additional momentum through the recent acquisition of AGL's energy infrastructure assets and the asset management company Agility.

- Following the recent Alinta/AGL transaction, Alinta owns approximately:

    - 22% of AIH;

    - A substantial interest in APT; and

    - $5.5 billion of infrastructure assets on its balance sheet.

- The Alinta/AGL transaction has significantly increased Alinta's size and scale resulting in increased acquisition opportunities both domestically and internationally.

- Conversely, Alinta considers that AIH's relatively small scale, and inability to raise the level of efficient capital required means AIH is undercapitalised to operate as the primary infrastructure growth vehicle.

- In addition, there is now increased competition for assets within AIH's investment criteria, with competitors paying relatively high prices for infrastructure assets in order to reach critical mass.

- AIH's current trading levels and corresponding high yield means it is difficult to acquire assets with suitable accretion to enable it deliver growth to AIH Securityholders, leaving it at a competitive disadvantage.

5. THE OFFER IS AT A PREMIUM TO HISTORIC TRADING LEVELS

- Alinta is offering $2.06 in cash per AIH Security transferred as partly-paid, or $3.26 in cash per security transferred as fully-paid.[7]
- This Offer provides a significant premium to historic trading levels of partly-paid AIH Securities.


AIH Closing Security Price From 1 January 2006 to 14 November 2006*
$2.10
$2.00
$1.90
$1.80
$1.70
$1.60
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
AIHCA
Offer Price per security transferred as partly-paid
* Being the date prior to the announcement of the Offer

- Based on the periods ending on 14 November 2006 (being the date prior to announcement of the Offer), Alinta's Offer per AIH Security transferred as partly-paid represents:

[7] AIH Securities will be transferred as partly paid where acceptance is received in sufficient time to enable Alinta IHPL to process and lodge the acceptance for registration with AIH on or before 20 December 2006.


$2.10
$2.00
$1.90
$1.80
$1.70
$1.60
15.5%
18.0%
14.7%
$1.78
$1.75
$1.80
3 Month VWAP
6 Month VWAP
VWAP Since 1 January 2006

- A 15.5 % premium to the 3 month VWAP of AIH Securities;
- An 18.0 % premium to the 6 month VWAP of AIH Securities;
- A 14.7 % premium to the VWAP since 1 January 2006; and
- 103% recovery of your original investment if you purchased your AIH Securities in the initial public offering[8].

[8] Subject to an investor's tax position.

6. ATTRACTIVE TERMS

- The Offer represents very attractive terms for AIH Securityholders as it:
  - represents a cash payment of $2.06 per AIH Security transferred as partly paid or $3.26 per AIH Security transferred as fully paid[9];
  - is unconditional; and
  - requires no brokerage or stamp duty to be paid by AIH Securityholders on acceptance of the Offer.
- The consideration payable under the Offer is final and will not be increased.

[9] AIH Securities will be transferred as partly paid where acceptance in sufficient time to enable Alinta IHPL to process and lodge the acceptance for registration with AIH on or before 20 December 2006.

PART A – SUMMARY OF THE OFFER

The Bidder

Alinta IHPL is the company making the Offer. Alinta IHPL is a wholly-owned subsidiary of Alinta and a member of the Alinta Group. Further details about the Alinta Group are set out in section 8 of this Bidder's Statement.

The Offer

Alinta IHPL offers to acquire all of your AIH Securities.

Consideration

You are offered $3.26 cash for each of your AIH Securities less $1.20 for each AIH Security in respect of which Alinta IHPL is required to pay the Second Instalment. The consideration payable under the Offer is final and will not be increased.

Closing Date

Unless withdrawn or extended the Offer is open until 7:00 pm (Sydney time) on [date].

No conditions

This Offer is unconditional.

How to accept

CHESS Holdings

If your AIH Securities are on a CHESS Subregister, to accept you must either:

- instruct your Controlling Participant (usually your broker) to accept the Offer for you; or
- complete, sign and return the Acceptance Form.

Issuer Sponsored Holdings

If your AIH Securities are on AIH's issuer sponsored subregister, to accept you must complete, sign and return the Acceptance Form.

Signed Acceptance Forms must be sent to:

Computershare Investor Services Pty Ltd
GPO Box 52
Melbourne, Victoria 8060
Australia

or delivered to:

Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria 3067
Australia

A self addressed envelope is enclosed.

No brokerage or stamp duty	The Offer does not require you to pay any brokerage or stamp duty on acceptance.
Further information	For questions regarding your AIH Securities, the Offer or how to accept the Offer please refer to the remainder of this Bidder's Statement. If you still require assistance, please contact the Alinta Offer Information Line on: **For Australian callers:** 1800 882 619 **For international callers:** + 61 2 8280 7928 Please note that all calls to these numbers will be recorded to satisfy legal requirements.

KEY DATES

Event	Time and Date
Offer opens	[*insert date*] 2006
Last trading day of AIH partly paid securities (ASX code: AIHCA)	13 December 2006
First trading day of AIH fully paid securities (ASX code: AIH) on a deferred settlement basis	14 December 2006
When an acceptance of the Offer should be received by Alinta IHPL if Alinta IHPL is to pay the Second Instalment[10]	In sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006 (see discussion in question 4 in the Key Questions section)
Last day for AIH Registry to accept transfers of partly paid securities (ASX code: AIHCA)	20 December 2006
Notices of Second Instalment to new holders of AIH Securities and holders who have changed their AIH security holding since 6 November 2006	21 December 2006
Second Instalment due and payable	5:00pm Sydney time on 29 December 2006
Allotment of fully paid securities (ASX code: AIH)	8 January 2007
First trading day of full paid AIH Securities on a normal T+3 settlement basis	9 January 2007
Closing Date of Offer (unless extended)	[***insert date and time***]

[10] If your acceptance is not received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, you will need to pay the Second Instalment of $1.20 per AIH Security due on 29 December 2006.

KEY QUESTIONS

This section answers some key questions that you may have about the Offer and should only be read in conjunction with the entire Bidder's Statement.

1. What is the Offer?

Alinta IHPL is offering to buy your AIH Securities by way of an off-market takeover offer.

The consideration offered is $3.26 cash for each AIH Security transferred to Alinta IHPL (less $1.20 per AIH Security in respect of which Alinta IHPL will be required to pay the Second Instalment).

The registered holder of AIH Securities at 29 December 2006 is required to pay the Second Instalment. However, 20 December 2006 is the last day on which Alinta IHPL can lodge for registration with AIH a transfer of partly paid AIH Securities.

If you wish to accept the Offer and do not wish to pay the Second Instalment, you should ensure that your acceptance is **received** by Alinta IHPL in sufficient time to enable it to be processed and lodged for registration with AIH on or before 20 December (see Question 4 below).

If you accept the Offer but your acceptance is not received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, and you pay the Second Instalment, you will receive $3.26 from Alinta IHPL (see also Question 14 below).

The consideration payable under the Offer is final and will not be increased.

2. What are the tax consequences if I accept the Offer?

Please consult your financial, tax or other professional adviser on the tax implications of acceptance. However, a general summary of the likely Australian tax consequences is set out in section 13.

3. How do I accept the Offer?

To accept the Offer you should follow the instructions set out in section 2. To be effective, your acceptance must be received by Alinta IHPL before the Closing Date.

4. Do I have to pay the Second Instalment if I accept the Offer, and how will I know if my acceptance is received in time for Alinta IHPL to pay the Second Instalment?

If your acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, you will not be required to pay the Second Instalment and Alinta IHPL will pay it instead.

If you wish this to occur, you should:

- if your AIH Securities are in an Issuer Sponsored Holding, ensure that the completed and signed Acceptance Form is received by Alinta IHPL in sufficient time to allow Alinta IHPL to process the Acceptance Form and deliver it to AIH on or before 20 December 2006;
- if your AIH Securities are in a CHESS Register, either instruct your broker to initiate acceptance on your behalf on or before 20 December 2006 or forward your Acceptance Form to Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before that date.

If you are accepting by mail, you should allow a number of days for this to occur.

If you wish to check whether your acceptance was received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006 you should call the Alinta Offer Information Line on 1800 882 619 (within Australia) or + 61 2 8280 7928 (outside Australia).

If your acceptance is not received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, you will be required to pay the Second Instalment on any AIH Securities of which you are the registered holder. You can still accept the Offer for these securities and will receive $3.26 per fully paid AIH Security (see Question 5 below).

5. Can I accept if I have paid the Second Instalment?

Yes. You can accept the Offer if you have already paid, or subsequently pay, the Second Instalment.

If your acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, then Alinta IHPL will become liable to pay the Second Instalment on your AIH Securities. Alinta IHPL will pay you $2.06 per AIH Security and, if you have already paid the Second Instalment, AIH will be required to refund the instalment amount of $1.20 per AIH Security to you (expected to occur shortly after 29 December 2006).

If your acceptance is lodged for registration after 20 December 2006 and before the end of the Offer Period, and you have paid the Second Instalment on your AIH Securities, Alinta IHPL will pay you $3.26 per AIH Security.

6. What happens if I do not pay the Second Instalment?

If you are registered as holding AIH Securities on 29 December 2006, you are liable to pay the Second Instalment. AIH cannot accept transfers for registration of partly paid AIH Securities after 20 December 2006.

If the Second Instalment is not paid on 29 December 2006, AIL and AFML can sell any or all of your AIH Securities to fund the Second Instalment (as set out in the AIH Offer Document). You will receive any proceeds of sale remaining after the deduction of the Second Instalment (together with any interest payable as a result of the Second Instalment

not being paid on 29 December), together with fees, costs and expenses of AIL and AFML incurred in relation to the sale.

7. Why will I receive $2.06 under the Offer if my acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, but have to pay the Second Instalment and receive $3.26 if it is not?

20 December 2006 is the final date that the AIH Registry will receive transfers of AIH Securities on a partly paid basis.

If you accept by using the Acceptance Form and Alinta IHPL receives your acceptances in sufficient time to be processed and lodged for registration with AIH on or before 20 December 2006, Alinta IHPL will be liable to pay the Second Instalment on each of your AIH Securities and Alinta IHPL will pay you $2.06 cash for each security.

If your AIH Securities are in a CHESS Holding and your broker effects acceptance on your behalf on or before 20 December 2006, Alinta IHPL will become liable to pay the Second Instalment on your AIH Securities and Alinta IHPL will pay you $2.06 cash for each security.

If your acceptance is not received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, you will be required to pay the Second Instalment. If this occurs, Alinta IHPL will pay you $3.26 cash per fully paid AIH Security.

8. Can I still accept the Offer after 20 December 2006?

Yes, the Offer can be accepted at any time until the close of the Offer Period. If your acceptance is not received in sufficient time to be processed and lodged for registration with AIH on or before 20 December 2006, you must pay the Second Instalment. If you do not pay the Second Instalment, your AIH Securities can be sold by AIH (see Question 6 above). If your AIH Securities are sold after you have accepted the Offer, you will not receive consideration under the Offer for those securities.

9. What choices do I have as an AIH Securityholder?

As an AIH Securityholder, your choices in respect of your AIH Securities include to:

- accept the Offer for all of your AIH Securities in sufficient time to permit lodgement of the acceptance with AIH on or before 20 December 2006, receive $2.06 cash from Alinta IHPL in accordance with section 6 and not be liable to pay the Second Instalment of $1.20;
- accept the Offer for all of your AIH Securities after 20 December 2006, pay the Second Instalment and receive $3.26 per security;
- sell some or all of your AIH Securities on ASX (unless you have previously accepted the Offer for your AIH Securities);

- pay the Second Instalment by 29 December 2006 and retain your AIH Securities on a fully paid basis;
- do nothing (which is likely to result in your AIH Securities being sold by AIH by reason of failure to pay the Second Instalment – you will receive the proceeds described in Question 6 above).

10. Can I accept the Offer for part of my holding?

No, you can only accept for all of your holding. Your acceptance will be treated as being for all your AIH Securities plus any additional AIH Securities registered as held by you at the date your acceptance is processed.

11. What happens if I do not accept the Offer?

If Alinta IHPL has an interest in at least 90% of the AIH Securities (by number) on issue at any time during the Offer Period, Alinta IHPL intends to proceed to compulsorily acquire your AIH Securities if you have not accepted the Offer (see section 11.2 below). Compulsory acquisition will occur on a date after 29 December 2006 (the date for payment of the Second Instalment) and, accordingly, you will receive $3.26 cash for each AIH Security which is compulsorily acquired (assuming you have paid the Second Instalment). You will receive consideration for your AIH Securities sooner if you accept the Offer.

If Alinta IHPL has an interest in less than 90% of the AIH Securities, Alinta IHPL will not be able to proceed to compulsorily acquire your AIH Securities. Alinta's intentions if it has an interest in less than 90% of AIH Securities are described in section 11.4.

12. When does the Offer close?

The Offer is currently scheduled to close at 7pm (Sydney time) on [***date***], unless extended.

13. Can Alinta IHPL extend the Offer period?

Yes, the Offer can be extended at Alinta IHPL's election or otherwise in accordance with the Corporations Act. You will receive written notification of any extension, as required by the Corporations Act.

14. If I accept the Offer, when will I receive the consideration?

Subject to section 4 of this Bidder's Statement and the Corporations Act, if you accept this Offer, Alinta IHPL will pay or provide the consideration to you on or before the earlier of:

(a) the day one month after you accept this Offer; and

(b) the day 21 days after the end of the Offer Period,

for your AIH Securities to which Alinta IHPL acquires good title.

15. Will I need to pay brokerage or stamp duty if I accept the Offer?

You will not pay any stamp duty on accepting the Offer.

If your AIH Securities are registered in an Issuer Sponsored Holding in your name and you deliver them directly to Alinta IHPL, you will not incur any brokerage in connection with your acceptance of the Offer.

If your AIH Securities are in a CHESS Holding or you hold your AIH Securities through a bank, custodian or other nominee, you should ask your Controlling Participant (usually, your broker) or the bank, custodian or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

16. What are the conditions to the Offer?

There are no defeating conditions to the Offer. The Offer is unconditional.

WHAT YOU SHOULD DO NEXT

Step 1: Carefully read the entire Bidder's Statement and consider the information provided.

Step 2: Read the Target's Statement to be provided by AIH.

Step 3: If you need advice, consult your broker or your legal, financial or other professional adviser.

If you have any queries about this document, the Offer or how to accept the Offer, please contact the Alinta Offer Information Line on:

For Australian callers:	1800 882 619
For international callers:	+ 61 2 8280 7928

Please note that all calls to these numbers will be recorded to satisfy legal requirements.

Step 4: If you wish to accept the Offer follow the steps in section 2.

HOW TO ACCEPT THE OFFER

If your AIH Securities are in a CHESS Holding, to accept you must either:

- complete, sign and return the enclosed Acceptance Form in accordance with the instructions on it; or
- instruct your Controlling Participant to initiate acceptance of the Offer on your behalf.

If you are a Participant (typically, a stockbroker who is a participating organisation of ASTC), the above does not apply. To accept the Offer you must initiate acceptance in accordance with the ASTC Settlement Rules.

If your AIH Securities are in an Issuer Sponsored Holding or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of your AIH Securities, to accept you must complete and return the Acceptance Form in accordance with the instructions on it.

If your SRN/HIN begins with an "I", this indicates that your AIH Securities are in an Issuer Sponsored Holding.

To be effective, your acceptance must be received by Alinta IHPL before the Closing Date.

For Alinta IHPL to be liable to pay the Second Instalment in respect of your AIH Securities, you must accept in sufficient time to allow Alinta IHPL to process the transfer and lodge it for registration with AIH on or before 20 December 2006.

PART B – THE OFFER TERMS

1. THE OFFER

1.1 Offer for your AIH Securities

Alinta IHPL offers to acquire all of your AIH Securities on the terms set out in this Offer.

1.2 Offer includes Rights

If Alinta IHPL acquires your AIH Securities under this Offer, Alinta IHPL is also entitled to any Rights attached to those AIH Securities.

1.3 Consideration

Alinta IHPL offers $3.26 cash for each of your AIH Securities transferred to Alinta IHPL on a fully paid basis (less $1.20 for each AIH Security in respect of which Alinta IHPL is required to pay the Second Instalment).

1.4 Offer Period

Unless withdrawn or extended under section 6, this Offer is open during the period that begins on the date of this Offer and ends at 7:00 pm (Sydney time) on [***insert date***].

If, within the last seven days of the Offer Period Alinta IHPL's voting power in AIH increases to more than 50% section 624(2) of the Corporations Act will apply to extend the Offer Period so that it ends 14 days after that event.

2. HOW TO ACCEPT THIS OFFER

2.1 Accept for all your AIH Securities

You may only accept this Offer for all your AIH Securities during the Offer Period.

You will be taken to have accepted the Offer for all your AIH Securities plus any additional AIH Securities registered as held by you at the date your acceptance is processed (despite any difference between that number and the number of AIH Securities specified when you accept this Offer).

2.2 CHESS Holdings

If your AIH Securities are in a CHESS Holding, you must comply with the ASTC Settlement Rules. To accept this Offer in accordance with those rules, you must either:

(a) **instruct** your Controlling Participant to initiate acceptance of this Offer under rule 14.14 of the ASTC Settlement Rules or, if you are a Controlling Participant, yourself initiate acceptance under that rule so as to be effective before the end of the Offer Period; or

(b) **complete and sign** the Acceptance Form in accordance with the instructions on it and **return** the Acceptance Form together with all other documents required by the instructions on it to the address specified on the form. This will authorise Alinta IHPL to instruct your Controlling Participant (usually, your broker) to initiate acceptance of this Offer on your behalf. For return of the Acceptance Form to be an effective acceptance of the Offer, you must ensure it is received by Alinta IHPL in time for Alinta IHPL to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

2.3 Issuer sponsored holdings and other holdings

If your AIH Securities are held on AIH's issuer sponsored subregister, or if at the time of your acceptance you are entitled to be registered as the holder, or are otherwise able to give good title, to accept this Offer you must:

(a) **complete and sign** the Acceptance Form in accordance with the instructions on it; and

(b) **return** the Acceptance Form together with all other documents required by the instructions on it to the address specified on the form so that they are received before the end of the Offer Period.

2.4 Foreign laws

This Offer is not registered in any jurisdiction outside Australia (unless an applicable foreign law treats it as registered as a result of the Bidder's Statement being lodged with ASIC). It is your sole responsibility to satisfy yourself that you are permitted by any foreign law applicable to you to accept this Offer.

3. YOUR AGREEMENT RESULTING FROM ACCEPTANCE

3.1 Effect of Acceptance Form

By signing and returning the Acceptance Form in accordance with section 2 as applicable, you:

(a) authorise Alinta IHPL and each of its officers and agents to correct any errors in, or omissions from, the Acceptance Form necessary to:

(i) make it an effective acceptance of this Offer in respect of your AIH Securities which are not in a CHESS Holding; and

(ii) enable the transfer of your AIH Securities to Alinta IHPL; and

(b) if any of your AIH Securities are in a CHESS Holding, you authorise Alinta IHPL and each of its officers and agents to:

(i) instruct your Controlling Participant to give effect to your acceptance of this Offer for those AIH Securities under rule 14.14 of the ASTC Settlement Rules; and

(ii) give to your Controlling Participant on your behalf any other instructions in relation to those AIH Securities which are contemplated by the sponsorship agreement between you and your Controlling Participant and are necessary or appropriate to facilitate your acceptance of this Offer.

3.2 **Your agreement**

By signing and returning the Acceptance Form or otherwise accepting this Offer in accordance with section 2:

(a) you accept this Offer in respect of your AIH Securities;

(b) you represent and warrant to Alinta IHPL that you have complied with your obligations to AIH in respect of payment of the Second Instalment and that Alinta IHPL will acquire good title to and beneficial ownership of them free from Encumbrances except under the constitution of AIH;

(c) you transfer, or consent to the transfer in accordance with the ASTC Settlement Rules of, your AIH Securities to Alinta IHPL subject to the conditions of the constitution of AIH on which they were held immediately before your acceptance of this Offer (and Alinta IHPL agrees to take those AIH Securities subject to those conditions);

(d) you irrevocably appoint Alinta IHPL and each director of, and any nominee of, Alinta IHPL as your attorney (even though Alinta IHPL has not yet provided the consideration due to you) to:

(i) attend and vote in respect of your AIH Securities at all meetings of AIH Securityholders (or any class of them);

(ii) execute all forms, notices, documents (including a document appointing a director of Alinta IHPL as a proxy for any of your AIH Securities) and resolutions relating to your AIH Securities and generally to exercise all powers and rights which you have as the registered holder of your AIH Securities; and

(iii) direct AIH to pay to Alinta IHPL or to account to Alinta IHPL for all Rights attaching to your AIH Securities, subject however to any such Rights received by Alinta IHPL being accounted for by Alinta IHPL to you, in the event that this Offer is withdrawn or avoided;

(e) you agree that in exercising the powers conferred by the power of attorney in section 3.2(d), Alinta IHPL and each of its directors and its nominee is entitled to act in the interest of Alinta IHPL;

(f) you agree not to attend or vote in person at any meeting of AIH members (or any class of them) or to exercise, or to purport to exercise, (in person, by proxy or otherwise) any of the powers conferred on the directors of Alinta IHPL by section 3.2(d) (even though Alinta IHPL has not yet paid or provided the consideration due to you);

(g) you authorise (even though Alinta IHPL has not yet paid or provided the consideration due to you) Alinta IHPL to transmit a message to ASTC in accordance with rule 14.17.1 of the ASTC Settlement Rules so as to enter those of your AIH Securities which are in a CHESS Holding into Alinta IHPL's Takeover Transferee Holding; and

(h) you agree to indemnify Alinta IHPL and its agents (and each of them) in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your HIN or SRN or in consequence of the transfer of your AIH Securities being registered by AIH without production of your HIN or SRN.

3.3 Powers of attorney

If the Acceptance Form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power and is empowered to delegate powers under the power of attorney under section 3.1 and sections 4.2(d) and (g).

3.4 Validation of otherwise ineffective acceptances

Except in relation to AIH Securities in a CHESS Holding, Alinta IHPL may treat the receipt by it of a signed Acceptance Form as a valid acceptance of this Offer even though it does not receive the other documents required by the instructions on the Acceptance Form or there is not compliance with any one or more of the other requirements for acceptance. If Alinta IHPL does treat such an Acceptance Form as valid, subject to section 4, Alinta IHPL will not be obliged to give the consideration to you until Alinta IHPL receives all those documents and all of the requirements for acceptance referred to in section 2.3 and in the Acceptance Form have been met.

4. PAYMENT OF CONSIDERATION

4.1 When you will receive payment

Subject to this section 4 and the Corporations Act, if you accept this Offer Alinta IHPL will pay you the consideration on or before the earlier of:

(a) the day one month after you accept this Offer; and

(b) the day 21 days after the end of the Offer Period,

for your AIH Securities to which Alinta IHPL acquires good title.

4.2 Acceptance Form requires additional documents

Where documents are required to be given to Alinta IHPL with your acceptance of this Offer to enable Alinta IHPL to become the holder of your AIH Securities (such as a power of attorney):

(a) if the documents are given with your acceptance, Alinta IHPL will pay you in accordance with section 4.1;

(b) if the documents are given after your acceptance and before the end of the Offer Period, Alinta IHPL will pay you the consideration by the end of whichever of the following periods ends first:

(i) one month after Alinta IHPL is given the documents; and

(ii) 21 days after the end of the Offer Period; or

(c) if the documents are given after the end of the Offer Period, Alinta IHPL will pay you the consideration within 21 days after the documents are given.

4.3 **Delivery of consideration**

Subject to the Corporations Act, Alinta IHPL will send cheques for the cash payment due to you at your risk by pre-paid ordinary mail, or in the case of an address outside Australia by airmail, to the address shown in the Acceptance Form or the address for you last notified to Alinta IHPL by AIH.

4.4 **Return of documents**

If any contract arising from this Offer is rescinded by Alinta IHPL on the grounds of a breach of a condition of that contract, Alinta IHPL will, at its election, return by post to you at the address shown on the Acceptance Form any Acceptance Form and any other documents sent with it by you or destroy those documents and notify the ASX of this.

4.5 **Rights**

If Alinta IHPL becomes entitled to any Rights as a result of your acceptance of this Offer, it may require you to give to Alinta IHPL all documents necessary to vest title to those Rights in Alinta IHPL. If you do not give those documents to Alinta IHPL, or if you have received or are entitled to receive (or any previous holder of your AIH Securities has received or is entitled to receive) the benefit of those Rights, Alinta IHPL may deduct the amount (or value as reasonably assessed by Alinta IHPL) of such Rights (including the value of any franking credits) from the consideration otherwise payable to you. If Alinta IHPL does not, or cannot, make such a deduction, you must pay that amount to Alinta IHPL.

4.6 **Non-Australian residents**

If, at the time of acceptance of this Offer or provision of the consideration under it, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are a resident in or a resident of a place to which, or you are a person to whom:

(a) the *Banking (Foreign Exchange) Regulations 1959* (Cth);

(b) the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth);

(c) the *Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001* (Cth);

(d) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth); or

(e) any other law of Australia that would make it unlawful for Alinta IHPL to provide consideration for your AIH Securities,

applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Alinta IHPL. See section 15.1 of this Bidder's Statement for information as to whether this restriction applies to you.

4.7 Costs and stamp duty

Alinta IHPL will pay all costs and expenses of the preparation and circulation of the Offers and any stamp duty payable on the transfer of any AIH Securities to Alinta IHPL.

5. OFFEREES

5.1 Registered holders

Alinta IHPL is making an offer in the form of this Offer to each holder of AIH Securities on AIH's register of members at the Register Date.

5.2 Transferees

This Offer extends to any person who is able during the Offer Period to give good title to a parcel of your AIH Securities. That person may accept as if an Offer on terms identical to this Offer had been made to them for those AIH Securities.

5.3 Trustees and nominees

If during the Offer Period and before you accept this Offer your AIH Securities consist of two or more separate parcels within the meaning of section 653B of the Corporations Act (for example, because you are a trustee or nominee for several distinct beneficial owners), section 653B of the Corporations Act will apply so that:

(a) Alinta IHPL is taken to have made a separate Offer to you for each separate parcel of AIH Securities; and

(b) acceptance by you of the Offer for any distinct parcel of AIH Securities is ineffective unless:

(i) you give Alinta IHPL notice in accordance with section 5.4 stating that your AIH Securities consist of separate parcels; and

(ii) your acceptance specifies the number of AIH Securities in each separate parcel to which the acceptance relates.

5.4 Notices by trustees and nominees

The notice required under section 5.3(b)(i):

(a) if it relates to AIH Securities not in a CHESS Holding, must be in writing; or

(b) if it relates to AIH Securities in a CHESS Holding, must be in an electronic form approved under the ASTC Settlement Rules for the purposes of Part 6.8 of the Corporations Act.

6. VARIATION AND WITHDRAWAL OF OFFER

6.1 Variation

Alinta IHPL may vary this Offer in accordance with the Corporations Act. The consideration payable under the Offer is final and will not be increased.

6.2 Withdrawal

In accordance with section 652B of the Corporations Act, Alinta IHPL may withdraw this Offer with the written consent of ASIC and subject to the conditions (if any) which apply to that consent.

7. GOVERNING LAW

This Offer and any contract resulting from acceptance of it is governed by the law in force in Western Australia.

PART C – INFORMATION ABOUT THE ALINTA GROUP AND AIH

8. THE ALINTA GROUP AND ALINTA IHPL

8.1 The Alinta Group

Alinta's predecessor was originally established as a Western Australian state-owned gas utility. Alinta 2000 (previously called Alinta Limited) acquired its predecessor's assets and businesses and listed on ASX in October 2000. From listing, the Alinta Group steadily increased its presence in the sector through a series of acquisitions including a strategic stake and operational rights in UED and Multinet Gas in Victoria, Duke Energy's Australian and New Zealand asset portfolio, the DBNGP as part of a consortium, and more recently the AGL Infrastructure Assets.

The Alinta/AGL Transaction was completed on 25 October 2006. Under the Alinta/AGL Transaction, the newly listed Alinta became the new parent company of the Alinta Group having acquired Alinta 2000 (which was then delisted). This transaction consolidated Alinta's position in the Australian energy infrastructure sector as a leading provider of energy related products and services which manages, operates or owns approximately $14 billion of assets in Australia and New Zealand.

With a major presence in all State and Territories of Australia and New Zealand, Alinta is ranked in the S&P ASX 100 index.

8.2 Principal Activities

The Alinta Group's business has evolved significantly over the past few years as a result of industry consolidation of which the Alinta Group has been at the forefront. Over the past five years the Alinta Group has undertaken three major acquisitions, established AIH and more recently, completed the Alinta/AGL Transaction. These transactions have helped the Alinta Group grow from having a $360 million market capitalisation on listing in October 2000 to a current[11] market capitalisation of $5.1 billion. Alinta now has a diverse range of business units that contribute towards the income, diversity and growth of the Alinta business:

(a) Asset management:

(i) The AAM and Agility businesses together comprise one of the largest energy infrastructure and asset management businesses in Australia, managing approximately $14 billion of assets in Australia; and

(ii) ActewAGL maintains and operates ACTEW Corporation's water and sewerage assets in and around ACT, operates the environmental solutions

[11] Being 14 November 2006, the day prior to the announcement of the Offer.

business owned by Ecowise Environmental Ltd, and provides management services to TransACT, a communications provider in the ACT.

(b) Part or full ownership interests in three primary types of assets (including indirect investments through AIH and APT):

(i) Power generation – eight power stations including two cogeneration facilities, and two currently under construction;

(ii) Energy transmission – approximately 14,350km of gas transmission pipelines and 180km of electricity transmission cables.

(iii) Energy distribution (both electricity and gas) – approximately 51,000km of gas distribution pipelines and 27,700km of electricity distribution lines.

(c) AlintaAGL – AlintaAGL provides retail gas and electricity in WA, wholesale gas sales and transmission in WA and owns cogeneration units at the Pinjarra and is constructing the first stage of cogeneration units at the Wagerup refineries.

Overview of Alinta


Other Investments
- Alinta Infrastructure Holdings (22.6%)
- Australian Pipeline Trust (25.4%)²
- WLPG, WA
Asset Management
(NSW, Vic, SA, Qld, ACT, Tas, NT and WA)
- Alinta asset management
- Agility asset management
- Alinta Energy – Power Services
(WA, Vic and NZ)
Dampier to Bunbury Natural Gas Pipeline (16.8%¹)
AlintaAGL, Gas and Electricity Retail, WA (67%)
AlintaAGL cogeneration (67%)
AlintaGas network, WA (74%)
Cawse cogeneration
Wattle Point Wind Farm
NSW gas distribution network
ActewAGL gas and electricity distribution networks (50%)
United Energy Distribution network (34%)
Victorian electricity distribution network
Multinet gas distribution network (20%)

Note:

1. As at 31 October 2006, Alinta held a 16.8% interest in the DBNGP which will increase to a 20% interest on completion of agreed capital contributions.
2. Alinta holds an additional 9.9% of APT which is subject to divestment orders made by the Takeovers Panel. These orders are currently stayed, pending an appeal to the Full Federal Court. Alinta's interests in APT are also the subject of divestment undertakings given to the ACCC which are currently the subject of further negotiation with the ACCC.

8.3 Ownership

Alinta has a broad ownership base, with approximately 192,000 shareholders. Its major shareholders (as recorded on its register as at 13 November 2006) are:

Rank	Name	Issued Capital (%)
1	ANZ Nominees Ltd	5.90
2	National Nominees Ltd	5.37
3	JP Morgan Nominees Australia Ltd	4.73
4	Westpac Custodian Nominees Ltd	4.63
5	HSBC Custody Nominees (Australia) Ltd	2.54

Upon the successful completion of the Alinta/AGL Transaction, the shareholder base of the Alinta Group has increased significantly to include former AGL shareholders as new shareholders of Alinta.

8.4 Directors of Alinta

(a) ***Chairman and non-executive director***

J H (John) Poynton AM, CitWA, B Comm, SF Fin, FAICD, FAIM

John Poynton, 54, is a co-founder and executive Chairman of Azure Capital. John is a non-executive director of Burswood Ltd (appointed September 2004) and Multiplex Ltd (appointed October 2003), and Deputy Chairman of Austal Ltd (appointed August 1998).

John is a member of the Payments System Board of the Reserve Bank of Australia, Chairman of the West Australian Museum Foundation and a member of the board of the Business School at the University of WA, where he also serves as Adjunct Professor of Financial Services. John joined the Alinta 2000 Board in October 2000 and the Alinta Board on 25 October 2006. John is also Chairman of the Alinta Board's Remuneration and Nomination Committee.

(b) ***Non-executive directors***

J H (John) Akehurst MA Eng Sc (Oxon), FIMechE, FAICD

John Akehurst, 58, is a non-executive director of CSL Limited (appointed April 2004) and Coogee Resources Limited (appointed March 2006). He is a consultant to RSA Consulting Pty Ltd and a senior adviser to McKinsey and Company.

John has 30 years operational and management experience in the oil and gas industry. He is a former Chief Operating Officer and Chief Executive Officer of Woodside Petroleum Limited (Woodside) and a former non-executive director of Oil Search.

John is a director of the University of WA Graduate School of Management (appointed April 1995) and of Youth Focus (appointed September 1997).

John joined the Alinta 2000 Board as a non-executive director on 24 July 2006 and the Alinta Board on 25 October 2006. John is also a member of the Alinta Board's Remuneration and Nomination Committee and Audit and Risk Management Committee.

F E (Fiona) Harris, B Comm, FCA, FAICD

Fiona Harris, 46, is a professional non-executive director. Previously, she spent 14 years with a major chartered accounting firm in Perth, San Francisco and Sydney. She was an Audit & Assurance partner in the NSW practice of that firm when she retired in 1994. She is a director of AIL (appointed 12 August 2005), AFML (appointed 26 August 2005), Heytesbury Pty Ltd (appointed 20 June 2005) and West Australian Symphony Orchestra Holdings Pty Ltd (appointed 30 October 2003). Fiona is also President of the State Council of the Australian Institute of Company Directors and a member of its national board (appointed 16 November 2005). Fiona joined the Alinta 2000 Board on Alinta 2000's incorporation in January 2000 and the Alinta Board on 25 October 2006.

Fiona was also previously a director of NM Rothschild & Sons (Australia) Ltd (appointed 3 September 2004 – resigned 7 July 2006), Portman Limited (appointed 19 December 2003 – resigned 12 April 2005), Burswood Limited (appointed 1 August 2003 – resigned 3 September 2004), Evans and Tate Limited (appointed 19 September 1999 – resigned 15 August 2003) and HBF Health Funds Inc (appointed 19 December 1995 – resigned 25 October 2005). Fiona is Chairman of the Alinta Board's Audit and Risk Management Committee.

T R (Tina) McMeckan BSc, MBA, FAICD

Tina McMeckan, 56, has substantial energy market and utilities infrastructure experience, having served on the boards of a number of energy corporations including United Energy Limited (appointed 11 December 2002 – resigned 23 July 2003), Snowy Hydro Trading, the Westar and Kinetik Energy Group, Solaris Power and with the Victorian government on energy reform. Tina is Chairman of the Zoological Parks and Gardens Board in Victoria and the Centre for Eye Research Australia Limited (appointed 24 September 2003). She is also a director of Nanotechnology Victoria Limited (appointed 4 February 2004), the Vision Co-operative Research Centre (appointed 9 August 2004), the AusIndustry Research and Development Board Funds Management Committee (appointed 9 May 2005) and Deacons law firm (appointed 1 January 2005). Tina joined the Alinta 2000 Board in October 2003 and the Alinta Board on 25 October 2006.

Tina is a member of the Alinta Board's Remuneration and Nomination Committee.

M J (Michael) Wilkins BCom, MBA, DLI, FCA

Michael Wilkins, 50, is Managing Director of Promina Group Limited. He has over 25 years' experience in the insurance and financial services sector having been a director of Tyndall Australia Limited from January 1990 (Managing Director from April 1994) until the acquisition of that company by Promina Group Limited in July 1999. He was appointed Managing Director of Promina Group Limited on

1 August 1999. Michael is currently a director and immediate past President of the Insurance Council of Australia and is also a past director of IFSA.

Michael joined the Alinta 2000 Board in July 2005 and the Alinta Board on 25 October 2006. Michael is also a member of the Alinta Board's Audit and Risk Management Committee.

(c) ***Chief Executive Officer***

R B (Bob) Browning B Sc, MBA, M Sc

Bob Browning, 51, is the Chief Executive Officer of Alinta, having commenced as Chief Executive Officer of Alinta 2000 in March 2001. Bob is a member of the board of the West Australian Chamber of Commerce and Industry (appointed 21 February 2002) and is a director of AIL (appointed 10 March 2004), AFML (appointed 21 July 2005), the Business School at the University of WA (appointed 27 March 2006) and Austal Limited (appointed 2 September 2003). Bob was also previously a director of Uecomm Limited (appointed 8 April 2004 – resigned 16 July 2004).

8.5 Alinta IHPL

Alinta IHPL is an unlisted proprietary company incorporated in Australia and is a wholly owned subsidiary of Alinta.

The current directors of Alinta IHPL are:

(a) Bob Browning (Chief Executive Officer, Alinta)

(b) Murray King (General Counsel and Company Secretary, Alinta)

(c) Stephen Pearce (Chief Financial Officer, Alinta).

8.6 Alinta ASX Announcements

Alinta is a company listed on the ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and the ASX Listing Rules. For information concerning the financial position and affairs of Alinta, you should refer to the full range of information that has been disclosed by Alinta pursuant to these requirements. Copies of announcements made by Alinta to ASX are available from ASX.

9. PROFILE OF AIH

9.1 Sources of information

The following brief description of AIH contained in section 9 has been prepared by Alinta using publicly available information. Whilst Alinta has completed a substantial analysis of the business operated by AIH, information in this Bidder's Statement concerning AIH's business has not been independently verified. To the extent permitted by law, Alinta does not make any representation or warranty, express or implied, as to the accuracy, currency or completeness of such information.

The information about AIH should not be considered comprehensive. Further information relating to AIH's business may be included in AIH's Target's Statement which AIH must provide to AIH Securityholders.

9.2 Overview of AIH

AIH was demerged from Alinta 2000 and listed on ASX in October 2005 with assets comprising a portfolio of power stations and gas pipelines acquired by Alinta 2000 from the Duke Energy Group in April 2004. As at the date of this Bidder's Statement, AIH Securities are partly paid securities: the securities are paid up to $2.00 and a second (and final) instalment of $1.20 per AIH Security is payable on 29 December 2006.

If the Second Instalment is not paid by an AIH Securityholder on 29 December 2006, AIL and AFML can sell any or all of that AIH Securityholder's AIH Securities to fund the Second Instalment (as set out in the AIH Offer Document). AIH Securityholders will receive any proceeds of sale remaining after the deduction of the Second Instalment (together with any interest payable as a result of the Second Instalment not being paid on 29 December 2006), together with fees, costs and expenses of AIL and AFML incurred in relation to the sale.

AIH operates under a triple stapled structure and comprises the three entities: AIL, AIT and AIIT. Each of AIT and AIIT are registered managed investment schemes under the Corporations Act. The responsible entity of AIT and AIIT is AFML, a company wholly owned by Alinta. AMS, a wholly owned subsidiary of Alinta, provides all management personnel to AIL and AFML.

9.3 Principal activities of AIH

AIH's gas transmission business consists of ownership of the Eastern Gas Pipeline, Tasmanian Gas Pipeline, Queensland Gas Pipeline, the VicHub interconnect facility situated at Longford in Victoria and an 11.8 per cent interest in the Goldfields Gas Transmission Pipeline in Western Australia. The power generation business includes AIH's ownership of power stations at Newman and Port Hedland in Western Australia, Bairnsdale in Victoria and Glenbrook in New Zealand.

Overview of AIH


Port Hedland Power Station
- 175MW gas-fired power station
- 3 units located at Port Hedland supplying electricity to BHP Iron Ore mine and ports
- 2 units located at BHPB HBI Plant
Newman Power Station
- 105MW¹ gas-fired power station
- Supplies electricity to BHP Iron Ore mine
- 11.8% owner
- 1,380km pipeline from Carnarvon Basin to Kalgoorlie
Perth
Kalgoorlie
Albany
Rockhampton
- 627km pipeline from Wallumbilla to Gladstone and Rockhampton
Gladstone
Brisbane
Sydney
Wollongong
Canberra
- 795km pipeline from Gippsland Basin to Sydney
Melbourne
Bairnsdale Power Station
- 94MW gas-fired power station
Launceston
Hobart
- Gas pipeline interconnect
- 734km pipeline from Gippsland Basin to Tasmania
Power Stations
Gas Transmission Pipelines
Cities inserted for geographical reference
1. 150 rating plant capacity.
Glenbrook Power Station
- 112MW cogeneration plant
- Supplies electricity and steam to NZ Steel's steel works

9.4 Historical financial information on AIH

AIH's last published audited financial statements are for the year ended 31 December 2005 and were lodged with ASX on 10 March 2006. AIH also released its half-year results for the six month period ending 30 June 2006 to ASX on 15 August 2006. Alinta is not aware of any material changes to AIH's financial position since the release of these half-year results other than as stated in this Bidder's Statement and announcements made by AIH.

9.5 AIH ASX announcements

AIH is a company listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and the ASX Listing Rules. For information concerning the financial position and affairs of AIH, you should refer to the full range of information that has been disclosed by AIH pursuant to these requirements. Copies of announcements made by AIH to ASX are available from ASX.

In addition, the Corporations Act requires that AIH provide a Target's Statement to holders of AIH Securities setting out their recommendations in relation to this Offer and all the information that the holders and their professional advisers would reasonably require to make an informed assessment of whether to accept the Offer.

A list of announcements made in relation to AIH which have been lodged with ASX since the end of its half year ended 30 June 2006 is set out in Appendix 1. This information may be relevant to your assessment of the Offer.

10. INFORMATION ON SECURITIES IN AIH

10.1 Capital Structure of AIH

According to documents lodged by AIH with ASX as at the date this Bidder's Statement is lodged with ASIC, the total number of securities in AIH is 293,127,627.

10.2 AIH Security price performance

The closing price of AIH Securities on ASX on 14 November 2006 (being the day before Alinta announced the Offer) was $1.97.

The table below shows AIH Security price performance since its initial quotation on ASX on 4 October 2005 to the day before Alinta announced the Offer.


$2.40
$2.30
$2.20
$2.10
$2.00
$1.90
$1.80
$1.70
$1.60
Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06

10.3 Alinta IHPL's relevant interest in AIH Securities

The number of AIH Securities that Alinta IHPL had a relevant interest in (as at the dates specified) is shown below:

	At date of this Bidder's Statement	At date first Offer is sent
AIH Securities	66,222,305	[leave blank - update at despatch date]%

10.4 Alinta IHPL's voting power in AIH

Alinta IHPL's voting power in AIH (as at the dates specified) is shown below:

	At date of this Bidder's Statement	At date first Offer is sent
Voting power in AIH	22.592%	[leave blank - update at despatch date]%

10.5 Acquisition by Alinta of AIH Securities during previous 4 months

During the period beginning 4 months before the date on which this Bidder's Statement is lodged with ASIC and ending the day before that date of lodgement [***for version dispatched, insert "the date the first offer is sent"***], neither Alinta IHPL nor any associate of Alinta IHPL has provided, or agreed to provide, consideration for a AIH Security except as shown below.

Members of the Alinta Group have provided consideration for the purchase of 7,560,000 AIH Securities. Particulars are:

Date	No of AIH Securities	Cash consideration
11 September 2006	3,126	$1.68 per security
12 September 2006	131,874	Prices ranging between $1.67 and $1.68 per security
13 September 2006	425,000	Prices ranging between $1.655 and $1.685 per security
15 November 2006	7,000,000	$2.06 per security

10.6 Inducing benefits given by Alinta IHPL during previous 4 months

Except as set out in this Bidder's Statement, during the period beginning 4 months before the date on which this Bidder's Statement is lodged with ASIC and ending the day before that date of lodgement [***for version dispatched, insert "the date the first offer is sent"***], neither Alinta IHPL nor any associate of Alinta IHPL, gave, or offered to give or agreed to give a benefit to another person that is not available under the Offers and was likely to induce the other person, or an associate of the other person, to:

(a) accept an Offer; or

(b) dispose of AIH Securities.

11. ALINTA'S INTENTIONS

11.1 Overview and Rationale

Alinta currently owns approximately 22% of AIH, a substantial interest in APT and has approximately $6 billion in infrastructure assets on its own balance sheet. This structure is considered both sub-optimal and unsustainable for the long term. While Alinta considers the fundamental concept of listing AIH in October 2005 to be sound, it believes the nature of its business and market conditions more generally have changed substantially.

In making this Offer to acquire all of the securities in AIH, Alinta management are seeking to realise the opportunity as Australia's largest energy infrastructure owner to develop an infrastructure asset model that can fully benefit its shareholders, drawing from the substantial economies of scale and expertise held across the network, whilst minimising the cost of corporate governance and management.

Set out in this section 11 are Alinta's intentions in respect of AIH. These intentions are based on the information concerning AIH which is known to Alinta and the existing circumstances affecting the business of AIH, at the date of this Bidder's Statement. References to the intentions of Alinta IHPL include the intentions of Alinta. These intentions address the circumstances under which: Alinta IHPL (and its associates) have relevant interests in at least 90% of AIH Securities and Alinta IHPL becomes entitled to compulsory acquire AIH Securities; holds between 50.1% and 90% of AIH Securities, and holds less than 50.1% of AIH Securities.

Alinta and AIH (AIL and AFML) have two directors in common and Alinta provides management services to AIH, which has no employees. In formulating the Offers, Alinta is not aware of and has not had access to any price sensitive information concerning AIH or its securities that is not in the public domain.

Alinta intends that the directors of AIL and AFML appointed by it will act at all times in accordance with their fiduciary duties and the law and that all requisite securityholder approvals and other legal requirements will be complied with in pursuing any of the intentions outlined in this section 11.

11.2 Compulsory acquisition of AIH Securities

If, as a result of the Offers, Alinta IHPL becomes entitled to compulsorily acquire outstanding AIH Securities under Part 6A.1 of the Corporations Act, Alinta IHPL presently intends to proceed with compulsory acquisition of those AIH Securities. Alinta IHPL then intends to procure that AIH is removed from the official list of ASX.

11.3 Intentions for AIH as a wholly owned entity

The intentions of Alinta IHPL if AIH becomes wholly owned by Alinta IHPL are set out in this section 11.3.

Under the constitutions of both AIL and AFML, during the Relationship Period the board of AIL and AFML must comprise at least 6 directors consisting of two directors appointed by Alinta and four independent directors. In addition, the constitution of AFML requires that while AFML acts as responsible entity of a managed investment scheme registered under the Corporations Act, more than half of its directors must be independent directors or AFML must establish a compliance committee.

Alinta intends to amend the constitutions of both AIL and AFML to reduce the minimum number of directors, remove the board composition requirements and reconstitute the boards of AIL and AFML with persons nominated by Alinta. Alinta also intends that AFML apply for AIT and AIIT to be deregistered as managed investment schemes under the Corporations Act, on the basis that Alinta IHPL will be the only member of these 2 schemes.

Alinta intends to consolidate the head office and management of AIH with that of Alinta. AIH does not have any employees (staff are seconded to AIH from Alinta Limited).

11.4 Intentions for AIH if Alinta IHPL holds less than 90% of AIH Securities

If, following the close of the Offers, Alinta IHPL holds less than 90% of AIH Securities, Alinta will seek to optimise corporate governance arrangements to maximise value for both Alinta and minority AIH Securityholders.

Alinta IHPL, subject to the Corporations Act and AIH's constitutions, presently intends to propose and vote in favour of a special resolution to amend the constitution of AIL to remove the distinction between directors nominated by Alinta and independent directors on the board of AIL. In other words, **all** directors of AIL will be appointed and removed by shareholders in general meeting and will be subject to retirement by rotation at least every 3 years. If these amendments are made to the constitution of AIL, Alinta (as the sole shareholder in AFML) would propose to change the constitution of AFML to also remove the distinction between directors nominated by Alinta and independent directors and instead provide that a person may only be a director of AFML if they are also a director of AIL (this will ensure that the board of AFML mirrors the board of AIL).

If these amendments to the constitutions of AIL and AFML take effect, Alinta intends to cause the board of AIL to be reconstituted so that the proportion of Alinta nominated directors on the board of AIL is broadly similar to the proportion of AIH Securities held by Alinta. (These directors will, however, retire at the next annual general meeting after their appointment and be subject to re-election by all AIH Securityholders, in the same manner as other directors of AIL). Alinta has not made any decision as to the identity of the directors it might wish to nominate for appointment to the boards.

Alinta is aware that while AIH remains listed and in the top 300 of the ASX/S&P All Ordinaries Index it is mandatory that AIL and AFML have an audit committee, comprising at least 3 members, all of whom are non-executive directors, with the majority being independent directors, and chaired by an independent chairman (who is not chairman of the corresponding board). Alinta has not formed any view as to the identity of such independent directors.

Alinta intends that once the board of AIL has been reconstituted, the board of AFML will be constituted in an identical manner (provided that the constitutions of AIL and AFML have been amended as set out above).

Alinta considers that it is unnecessary that AFML incur the extra expense of a compliance committee, unless one is required by law. Accordingly, Alinta intends to amend the constitution of AFML so that AFML is only required to appoint a compliance committee if required by law to do so (that is, where less than one half of the directors of AFML are "external directors").

Responsible entity

Alinta does not intend to replace AFML as the responsible entity of AIT and AIIT.

ASX listing

Alinta will review the ongoing suitability of AIH for listing on ASX.

If AIH continues to be listed, AIH Securityholders should be aware that where AIH is a part owned controlled entity of Alinta, if they do not accept the Offer, the liquidity and index weighting in certain ASX indices of AIH Securities may be materially diminished given the reduced free float of AIH Securities.

Distribution policy

Alinta expects that AIH will pay distributions consistent with the distribution forecasts (of 15.75 cents in relation to the 2006 financial year and 28.5 cents in relation to the 2007 financial year) set out by the directors of AIH (AIL and AFML) in the half yearly report for the six month period to 30 June 2006 dispatched to AIH Securityholders on 29 September 2006 (in that report, the directors of AIH reaffirmed the forecast guidance set out in the AIH Offer Document).

In the longer term (ie after the end of the forecast period ending 31 December 2007 described in the AIH Offer Document), Alinta expects AIH to pay a gross distribution yield that is consistent with comparable listed entities in the Australian market.

Alinta expects that AIH will continue to pay distributions twice yearly, for each six month period ending 30 June and 31 December, within three months of the end of each six month period.

Distribution Reinvestment Plan (DRP)

Alinta expects the DRP will be reviewed from time to time and operated in accordance with the capital needs of AIH.

Further acquisitions of AIH Securities

Alinta may acquire further AIH Securities under the "creep" provisions of the Corporations Act. These provisions permit Alinta and its associates to purchase up to 3% of AIH Securities every six months. Alinta has not decided whether it will purchase additional AIH Securities under the "creep" provisions. This decision is dependent on the number of AIH Securities Alinta acquires under the Offer and the market conditions at the time.

11.5 Intentions for AIH if Alinta IHPL holds less than 50.1% of AIH Securities

If Alinta IHPL holds less than 50.1% of AIH Securities following the Offer, Alinta expects to remain the largest securityholder of AIH and continue to operate as its service provider under the suite of agreements currently in place.

Alinta's interest in AIH will continue to be held as an investment rather than an integral part of its operational assets which can be fully optimised as a part of its broader portfolio. As such, Alinta expects that the full value of the AIH assets will be unrealised should this scenario eventuate.

Alinta does not intend to propose changes to the constitutions of AIL or AFML. If Alinta does not have control of AIH it will also not be in a position to review the suitability of AIH for listing on ASX, AIH's distribution policy or AIH's DRP as set out above.

Options that remain available to Alinta under this scenario include purchasing additional AIH Securities under the "creep" provisions of the Corporations Act or maintaining its current level of securityholding going forward.

11.6 On market purchases

Until the close of the Offer Period, Alinta intends to acquire AIH Securities on market for cash consideration up to the price offered under this Bidder's Statement.

11.7 Other intentions

Subject to the above it is the present intention of Alinta, on the basis of the information concerning AIH which is known to it and the existing circumstances affecting the business of AIH, that:

(a) the business of AIH will otherwise be continued in substantially the same manner as it is presently being conducted;

(b) no other major changes will be made to the business of AIH;

(c) there will not be any other redeployment of the fixed assets of AIH; and

(d) there will be no changes to the employment of any employees (since there are none).

PART D – ADDITIONAL INFORMATION

12. SOURCES OF CASH CONSIDERATION

12.1 Overview

The maximum amount of cash payable under the Offers if Alinta IHPL acquires all of the AIH Securities in which it (or its associates) does not already have a relevant interest is approximately $739.7 million. This is calculated on the basis that Alinta IHPL provides $3.26 consideration for each AIH Security that it does not already own. The consideration payable under the Offer is final and will not be increased.

The cash consideration payable under the Offer will be funded through:

(a) cash reserves of the Alinta Group (which, as at 15 November 2006, were in excess of $300 million); and

(b) a $525 million loan facility provided by the Société Générale and ANZ (the **Lenders**) to Alinta 2000 in the form of a committed bridge facility (**Loan Facility**).

The aggregate of the cash reserves and the available funds under the Loan Facility are in excess of the consideration required to fund the Offer.

12.2 Internal funding arrangements

Intercompany loan agreements have been entered into whereby cash held within the Alinta Group and funds which Alinta 2000 Limited draws down under the Facility Agreement will be made available to Alinta IHPL to fund the Offer. These internal arrangements:

(a) are not subject to any conditions precedent to drawdown[12]; and

(b) do not permit any demand for repayment of funds while Alinta IHPL has an outstanding obligation to make payment under the Offer.

12.3 Loan Facility documentation

On 15 November 2006, Alinta 2000 entered into a facility agreement (**Facility Agreement**) pursuant to which the Lenders agreed to provide financing of up to $525 million for the acquisition of up to 100% of the securities in AIH that Alinta 2000 does not currently hold, as well as payment of the Second Instalment in respect of AIH Securities acquired. The Lenders have severally underwritten similar portions of the financing.

[12] The conditions precedent to the Loan Facility are discussed in section 12.3(a).

The Facility Agreement provides that the Loan Facility is available for drawdown from signing of the Facility Agreement until 31 March 2007 and that the repayment date is 6 months after signing the Facility Agreement.

The Facility Agreement contains provisions relating to payment of interest and repayment of principal, conditions precedent to drawdown, representations and warranties, events of default, review events and covenants by Alinta Group entities. These provisions are customary for loan facilities of this nature and include those described below.

(a) **Conditions precedent to drawdown**

The Facility Agreement includes conditions precedent to drawing funds under the Loan Facility which are procedural, formal or within the control of Alinta, including the following conditions precedent:

(i) execution of all Finance Documents (these documents are in a form agreed with the Lenders);

(ii) evidence that the Alinta Group has used $239 million of its own cash reserves to acquire AIH Securities;

(iii) no event of default or potential event of default is continuing or would result from the proposed drawdown of funds; and

(iv) accuracy of representations and warranties.

Alinta is not aware of any reason why the above conditions precedent will not be satisfied at the times that payment is required to be made under the Offer.

(b) **Representations and warranties**

The Facility Agreement includes representations and warranties which are customary for such a financing. These include matters relating to status and due authorisation, power and authority to enter into the Finance Documents, no events of default, accuracy of information, no commencement of material proceedings, validity of security and other matters which are procedural, formal or within the control of Alinta.

Alinta is not aware of, and does not expect that there will occur, any breaches of representations or warranties contained in the Facility Agreement.

(c) **Events of default and review events**

The Facility Agreement includes events of default usual for a facility for this type and customary grace and rectification periods including the following:

(i) non-payment of amounts due under the financing arrangements;

(ii) cross default in respect of other financial obligations, above certain thresholds;

(iii) material adverse change to the Alinta Group or to Alinta 2000's ability to perform its obligations under the Finance Documents; and

(iv) commencement of insolvency proceedings or creditors process.

Under the Facility Agreement, a Lender may require repayment of the Loan Facility on the occurrence of a review event, including a change of control of Alinta or a ratings downgrade. In the event of a change of control of Alinta, on the current timetable for the Offer, repayment could not be required at a time before Alinta IHPL was required to meet any payment obligations under the Offer.

Alinta is not aware of the occurrence of, and does not expect that there will occur, any events of default or review events as defined in the Facility Agreement which could prevent Alinta 2000 from drawing funds under the Loan Facility. Alinta expects that it will be within Alinta's control to ensure that no such events occur given, among other things, that substantial parts of Alinta's business are based on long term contracts which produce stable cash flows.

(d) **Undertakings**

The Facility Agreement includes undertakings usual for a facility for this type of financing, including the following undertakings by Alinta:

(i) a negative pledge (that is, not to create or allow to exist any security interest over property or assets), subject to certain exceptions;

(ii) not to dispose of a substantial part of its assets (except, among other things, in the ordinary course of business);

(iii) restrictions on financial indebtedness with certain exceptions; and

(iv) that there will be no substantial change to Alinta's business.

Alinta is not aware of, and does expect that there will occur, any breach of undertakings in the Facility Agreement.

(e) **Guarantee**

The Facility Agreement includes a guarantee by Alinta and Alinta IHPL of all payment obligations of Alinta 2000 under the Loan Facility.

12.4 Other matters

It should be noted that none of the conditions precedent to drawdown, representations and warranties, events of default, review events or undertakings as described or referred to above are reflected in conditions of the Offer (which is unconditional). This means that if a condition precedent to drawdown was not satisfied or if a breach of representation, warranty or undertaking or event of default or review event were to occur and the Lenders were to rely on that breach or event to not provide funding to the Offer pursuant to the Loan Facility, Alinta IHPL may be obliged to proceed with the Offer and pay the consideration due to shareholders who accept the Offer. In that event, Alinta or Alinta

IHPL would have to arrange alternative funding for the Offer. However, neither Alinta nor Alinta IHPL is aware of or expects that there will occur any failure to satisfy a condition precedent to drawdown or any breach of representation, warranty, undertaking or any event of default or review event.

On the basis of the arrangements described in this section 12, Alinta IHPL is of the opinion that it has a reasonable basis for holding the view, and it holds the view, that it will be able to provide the consideration required to satisfy its obligations under the Offer.

13. TAXATION CONSIDERATIONS

13.1 Introduction

The following is a general description of the Australian income tax, Goods and Services Tax ("**GST**") and stamp duty consequences arising to AIH Securityholders as a result of accepting the Offer. The comments set out below are only relevant to those AIH Securityholders who accept the Offer, as well as to those AIH Securityholders who do not accept the Offer if Alinta IHPL proceeds to compulsorily acquire their AIH Securities following Alinta IHPL (and its associates) having a relevant interest in at least 90% of the AIH Securities (by number) on issue at any time during the Offer Period.

Further, the comments set out below are relevant only to those AIH Securityholders who hold their AIH Securities on capital account. The comments do not apply to all AIH Securityholders and, in particular, do not apply to:

- AIH Securityholders who hold their AIH Securities as trading stock or revenue assets;
- non Australian tax resident AIH Securityholders who, on an associate-inclusive basis, own (or are deemed to own) 10% or more of AIH Securities on issue at any time since the IPO of AIH; or
- AIH Securityholders who are not the beneficial owner of their AIH Securities.

These comments are based upon the tax law in effect at the date of this Bidder's Statement but are not intended to be an authoritative statement of the tax laws applicable to the particular circumstances of each AIH Securityholder. The tax implications will vary for each AIH Securityholder. The information contained in this section does not constitute tax advice and should not be relied upon as such. AIH Securityholders should seek independent professional advice about their own particular circumstances.

13.2 Australian resident AIH Securityholders

Acceptance of the Offer will involve the disposal by AIH Securityholders of their AIH Securities by way of transfer to Alinta IHPL. The transfer of each AIH Security will constitute a Capital Gains Tax ("**CGT**") event for Australian CGT purposes. On the basis that the AIH IPO took place in October 2005, none of the AIH Securities should be pre-CGT assets.

Capital gains tax apportionment of stapled securities

For Australian tax purposes, each of the three types of securities, being the AIL Share, the AIT Unit and the AIIT Unit (which together comprise of the AIH Securities) are considered to be separate CGT assets.

Therefore, AIH Securityholders need to apportion the cost of the investment in each AIH Security and the capital proceeds on the disposal of each AIH Security over the separate assets that comprise the stapled security. The Australian Taxation Office will accept an apportionment done on a "reasonable basis". Alinta will provide guidance via their website of the percentages that could be applied when determining an allocation of cost base or an allocation of capital proceeds to each of the separate CGT assets that make up the stapled security.

Capital proceeds

Australian resident AIH Securityholders may make a capital gain or capital loss on the transfer of each AIH Security, depending on whether their capital proceeds from the disposal of each AIH Security is more than the cost base of that AIH Security, or whether the capital proceeds are less than their reduced cost base of that AIH Security. The total capital proceeds received by AIH Securityholders for the transfer of their AIH Securities should be either $2.06 (if their acceptance was received by Alinta IHPL in sufficient time to be processed and lodged for registration with AIH on or before 20 December 2006) or $3.26 (if not).

As provided above, the capital proceeds will need to be apportioned amongst each of the separate assets that comprise each AIH Security to determine the capital gain for each asset.

Cost base

The cost base of each AIH Security generally includes the cost of acquiring the security plus any incidental costs incurred upon acquisition and/or disposal that are not deductible to the AIH Securityholder.

Assuming that the AIH Securityholder acquired the AIH Securities under the IPO and subject to the comments below:

- For those AIH Securityholders whose acceptances are received by Alinta IHPL in sufficient time to be processed and lodged for registration with AIH on or before 20 December 2006, the total first element of cost base for the AIH Securities should be $2.00. This should also be the case if these AIH Securityholders have paid the second instalment of $1.20 as this amount will be refunded in full by Alinta IHPL and will therefore not be included in cost base; and

- For those AIH Securityholders whose acceptances are not received by Alinta IHPL in sufficient time to be processed and lodged for registration with AIH on or before 20 December 2006, the total first element of cost base for the AIH Securities should be $3.20.

As provided above, the total cost base will need to be apportioned amongst each of the separate assets to determine the capital gain for each asset. The cost base of the Units in

each Trust (once determined) will be reduced by the amount of any tax deferred component of distributions from the Trusts. As distributions have only been made by AIT to date, the reduction in cost base relates only to the AIT Units. Distributions were made in 2005 of 4.5 cents per AIH Security and in 2006 of 7.75 cents per AIH Security. Therefore, the cost base for each AIT Unit (once determined) will need to be reduced by 12.25 cents per AIT Unit.

Other matters

Individuals, complying superannuation entities or trustees that have held an AIH Security for at least 12 months may be entitled to discount the amount of the capital gain (after application of capital losses) from the disposal by 50% in the case of individuals and trusts or by 33% for complying superannuation entities.

As the AIH IPO took place in October 2005, no indexation will be available.

Taxpayers may choose to offset any capital losses incurred in an income year against non-discounted capital gains derived in the same year prior to offsetting capital losses against any discounted capital gains derived in the same year.

Net capital gains (after any available discounting) are included in assessable income and are subject to income tax. A net capital loss may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

13.3 Non-resident Securityholders

AIH Securityholders who are not resident in Australia for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer.

AIH Securityholders who are not resident in Australia for income tax purposes are generally not subject to Australian CGT on the disposal of AIH Securities if they and their associates have not held 10% or more of the issued AIH Securities at any time since the IPO of AIH.

On 22 June 2006, the Australian Government introduced legislation (Tax Laws Amendment (2006 Measures No. 4) Bill 2006) into Parliament which fundamentally changes the way that Australia's CGT provisions apply to non residents that invest in or carry on business in Australia. The legislation provides that non residents will only be subject to Australian CGT where the interest is a direct or indirect interest in Australian real property. It is proposed that the new rules will be effective from the date of Royal Assent. The legislation has not been enacted and is currently before Parliament as at the date of this Bidder's Statement.

13.4 GST

AIH Securityholders should not be liable to GST in respect of a disposal of their AIH Securities.

13.5 Stamp Duty

AIH Securityholders will pay no stamp duty on the transfer of their AIH Securities to Alinta IHPL.

14. NO OTHER MATERIAL INFORMATION

Except as set out in this Bidder's Statement, there is no information material to the making of a decision by an offeree whether or not to accept the Offer, being information that is known to Alinta IHPL and has not previously been disclosed to the holders of AIH Securities.

15. OTHER MATTERS

15.1 Approvals for payment of consideration

Alinta IHPL is not aware of any AIH Securityholder who requires any approval referred to in section 4.6 in order to be entitled to receive any consideration under the Offer.

So far as Alinta IHPL is aware, unless the Reserve Bank of Australia has given specific approval under the *Banking (Foreign Exchange) Regulations 1959* (Cth), payments or transfers to or for the order of prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries are subject to certain limited exceptions, restrictions or prohibitions. Based on Alinta IHPL's searches, the prescribed governments, countries and entities are as follows:

(a) supporters of the former government of the Federal Republic of Yugoslavia;

(b) ministers and senior officials of the Government of Zimbabwe; and

(c) certain entities associated with the Democratic People's Republic of Korea (North Korea).

The places to which and persons to whom the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation), and any person named on the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

The places to which and persons to whom the *Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001* (Cth) currently apply include a bin Laden Entity and a Taliban Entity (as those terms are defined in those regulations).

The *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth) apply in respect of members of the previous government of Iraq, its senior officials and their immediate families, and any entity owned or controlled by such persons.

15.2 Modifications to and exemptions from the Corporations Act

Alinta IHPL has not obtained from ASIC any modifications of, or exemptions from, the Corporations Act in connection with the Offer. However, ASIC has published various instruments providing for modifications and exemptions that apply generally to all persons, including Alinta IHPL.

15.3 Consents

Each of the following have consented to being named in this Bidder's Statement in the form and context in which they are named and have not withdrawn that consent as at the date of this Bidder's Statement:

(a) Alinta;

(b) Blake Dawson Waldron;

(c) ANZ;

(d) Société Générale; and

(e) Computershare.

This Bidder's Statement contains statements made by, or statements said to be based on statements made by Alinta and its directors and each of Alinta and its directors has consented to the inclusion of such statements in the form and context in which they appear and has not withdrawn that consent as at the date of this Bidder's Statement.

This Bidder's Statement includes or is accompanied by statements which are made in or based on statements made in documents lodged with ASIC or on the company announcement platform of ASX. Under the terms of ASIC class order 01/1543, the parties making those statements are not required to consent to, and have not consented to, the inclusion of those statements in this Bidder's Statement. If you would like to receive a copy of any of these documents please contact the Alinta Offer Information Line on 1800 882 619 (within Australia) or + 61 2 8280 7928 (outside Australia) and you will be sent copies free of charge.

PART E – DEFINITIONS AND INTERPRETATION

16. DEFINITIONS

The following definitions apply in interpreting this Bidder's Statement and the Acceptance Form, except where the context makes it clear that a definition is not intended to apply:

AAM means Alinta Asset Management Pty Ltd ACN 104 352 650.

Acceptance Form means the form with that title that accompanies this Bidder's Statement.

ActewAGL means the ACTEWAGL Distribution Partnership and the ACTEWAGL Retail Partnership, which partnerships are governed by an umbrella agreement between the partners in each partnership, Actew Corporation Limited, AGL (being the company currently called Alinta LGA Ltd), AGL Energy and Alinta.

ACTEW Corporation means ACTEW Corporation Limited ACN 069 381 960.

ACTEWAGL Distribution Partnership means the distribution partnership between Actew Distribution Limited and Alinta GCA Pty Ltd.

ACTEWAGL Retail Partnership means the retail partnership between Actew Retail Limited and Alinta ACT Retail Investments Pty Ltd.

AFML means Alinta Funds Management Limited ABN 14 115 403 757.

Agility means Agility Management Pty Limited ACN 086 013 461.

AGL means Alinta LGA Ltd (formerly called The Australian Gas Light Company) ACN 052 167 405.

AGL Energy means AGL Energy Limited ACN 115 061 375.

AGL Infrastructure Assets means all of the assets of AGL other than the assets owned by AGL Energy at Implementation, including:

(a) AGL's NSW gas distribution networks;

(b) AGL's Victorian electricity distribution network;

(c) Agility;

(d) the Cawse Cogeneration Plant;

(e) the Wattle Point Wind Farm;

(f) AGL's 50% interest in the ActewAGL distribution partnership; and

(g) the APT units held by AGL as at Implementation.

AIH means Alinta Infrastructure Holdings, the listed stapled entity comprising AIL, AIT and AIIT.

AIH Group means AIH and its controlled entities.

AIH IPO means the 2005 initial public offer of the former Duke Energy Group assets (other than the gas wholesale business) into AIH.

AIH Offer Document means the product disclosure statement and prospectus dated 29 August 2005 issued by AIL and Permanent Investment Management Limited ACN 003 278 831 as the responsible entity of AIT and AIIT.

AIH Registry means Computershare Investor Services Pty Ltd.

AIH Securities means stapled securities in AIH, each comprising (at the date of this Bidder's Statement) one partly paid unit in AIT, one fully paid unit in AIIT and one fully paid share in AIL.

AIH Securityholder means a holder of AIH Securities.

AIIT means Alinta Infrastructure Investment Trust ARSN 115 766 179.

AIL means Alinta Infrastructure Limited ACN 108 311 100.

AIT means Alinta Infrastructure Trust ARSN 115 765 985.

Alinta means Alinta Limited (formerly Alinta Mergeco Limited) ACN 119 985 590.

Alinta 2000 means Alinta 2000 Limited (formerly Alinta Limited) ACN 087 857 001.

Alinta 2000 Board means the board of directors of Alinta immediately prior to Implementation.

Alinta IHPL means Alinta IH Pty Ltd ACN 122 392 901.

AlintaAGL means AlintaAGL Pty Ltd ACN 102 848 055.

Alinta/AGL Transaction means the transaction described as the Recommended Proposal in the explanatory statement issued by Alinta dated 28 August 2006.

Alinta Energy means Alinta Energy Pty Ltd ACN 108 664 151.

Alinta Board means the board of directors of Alinta.

Alinta Group means Alinta and its related bodies corporate, including Alinta 2000 and Alinta IHPL.

AMS means Alinta Management Services Pty Ltd ACN 115 403 739.

ANZ means Australia and New Zealand Banking Group Limited ABN 11 005 357 522.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Limited.

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited.

Bidder's Statement means this document, being the statement made by Alinta IHPL under Part 6.5 Division 2 of the Corporations Act relating to the Takeover Bid.

Broker means a person who is a share broker and participant in CHESS.

Cawse Cogeneration Plant means the cogeneration plant at Cawse, 55km north-west of Kalgoorlie in WA, which supplies electricity, steam and desalinated water to the Cawse nickel project, owned by OMG Cawse Pty Ltd.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities.

CHESS Holding means a holding of securities on the CHESS Subregister of AIH.

CHESS Subregister has the meaning set out in the ASTC Settlement Rules.

Closing Date means [***insert date***], unless extended or varied in accordance with section 1.4 or section 6.

Controlling Participant means has the meaning set out in the ASTC Settlement Rules.

Corporations Act means the *Corporations Act 2001* (Cth).

DBNGP means the gas transmission pipeline between Dampier and Bunbury in WA.

Duke Energy means Duke Energy Corporation, a company incorporated in the USA.

Duke Energy Group means Duke Energy Limited now Alinta ED Ltd and its subsidiaries as at 22 April 2004 which were acquired by Alinta 2000 pursuant to the share sale agreement between it, Duke Energy International Asia Pacific Limited and others.

Eastern Gas Pipeline means the eastern gas pipeline which transports gas from the Gippsland Basin in Victoria to markets in Sydney and regional centres.

Encumbrance means:

(a) a mortgage, charge, pledge, lien, hypothecation or a title retention arrangement;

(b) a notice under section 255 of the *Income Tax Assessment Act 1936* (Cth), subdivision 260-A in schedule 1 to the *Taxation Administration Act 1953* (Cth) or any similar legislation;

(c) any other interest in or right over property (including a right to set off or withhold payment of a deposit or other money);

(d) any other thing that prevents, restricts or delays the exercise of a right over property, the use of property or the registration of an interest in or dealing with property; and

(e) an agreement to create anything referred to above or to allow any of them to exist.

External director has the same meaning as in section 601JA of the Corporations Act.

Finance Document means the Facility Agreement, each security document, the bank mandate and each other document that sets out the terms of the financing arrangements between the Lenders and Alinta 2000.

Foreign law means a law of a jurisdiction other than an Australian jurisdiction.

Goldfields Gas Transmission Pipeline means the natural gas transmission pipeline which transports gas from the Carnarvon Basin to Kalgoorlie in the goldfields of Western Australia.

GST has the same meaning as in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

HIN means Holder Identification Number.

Implementation means completion of the Alinta/AGL Transaction (which occurred on 25 October 2006).

km means kilometre.

Multinet Gas means Multinet Gas Partnership comprising Multinet Gas (DB No. 1) Pty Ltd ABN 66 086 026 986 and Multinet Gas (DB No. 2) Pty Ltd ABN 57 086 230 122.

Offer means the offer as set out in Part B of this Bidder's Statement (or, if the context so requires, Part B itself) and includes a reference to that offer as varied in accordance with the Corporations Act.

Offer Period means the period referred to in section 1.4 of this Bidder's Statement.

Operating Services Agreement means the agreement dated 29 August 2005 (as novated pursuant to a deed dated 13 November 2006) between Alinta, AIH and others for the provision of services for the management of the AIH businesses and the operation, management and maintenance of the AIH assets.

Queensland Gas Pipeline means the gas pipeline which transports gas from the Surat and Cooper Basins and from the Rolleston and Westgrover gas fields to markets in Gladstone and Rockhampton.

Register Date means the date set by Alinta IHPL under section 633(2) of the Corporations Act.

Relationship Period means the period ending on the earliest to occur of:

(a) Alinta and its related bodies corporate ceasing to hold at least 15% of the AIH Securities then on issue;

(b) the termination or expiry of the Operating Services Agreement (or any renewal of that agreement); and

(c) if Alinta or one of its related bodies corporate is the responsible entity of either of the AIT or AIIT:

(i) Alinta or that related body corporate ceasing to be the responsible entity in circumstances where the new responsible entity is none of Alinta or its related bodies corporate; and

(ii) contemporaneously with, or following the event in subparagraph (i) occurring, the holders of AIH Securities resolve that the Relationship Period is ended.

Rights means all accretions and rights attaching to AIH Securities after 15 November 2006 (including all rights to receive dividends and other distributions declared or paid and to receive or subscribe for securities, notes or options issued by AIH).

S&P ASX 100 index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

Second Instalment means the payment of $1.20 per AIH Security due on 29 December 2006.

Société Générale means Société Générale Australia Branch ABN 71 092 516 286.

Spark Infrastructure means the stapled entity trading as Spark Infrastructure Group admitted to the official list of ASX on 16 December 2005.

SP AusNet means the stapled entity trading as SP AusNet admitted to the official list of ASX on 14 December 2005.

SRN means Security Reference Number.

Takeover Bid means the takeover bid constituted by the Offers.

Takeover Transferee Holdings means the CHESS Holding to which AIH Securities are to be transferred after acceptance of the Offer.

Tasmanian Gas Pipeline means the sub-sea and onshore gas pipeline system which transports gas from the Longford Compressor Station in the Gippsland Basin in Victoria to Tasmania.

UED means United Energy Distribution Pty Ltd ABN 70 064 651 029.

VWAP means the volume weighted average price of a particular security on ASX over a specified period of time.

Wattle Point Wind Farm means 91MW wind farm comprising 55 wind turbines located at Wattle Point in South Australia..

your AIH Securities means, subject to section 5, the AIH Securities:

(a) of which you are registered or entitled to be registered as the holder in the register of members of AIH at the Register Date; and

(b) any other AIH Securities, to which you are able to give good title at the time you accept this Offer.

17. INTERPRETATION

(a) Words and phrases which are defined by the Corporations Act have the same meaning in this Bidder's Statement and the Acceptance Form and, if a special meaning is given for the purposes of Chapter 6 or 6A or a provision of Chapter 6 or 6A of the Corporations Act, have that special meaning.

(b) Headings are for convenience only, and do not affect interpretation.

(c) The following rules also apply in interpreting this Bidder's Statement and the Acceptance Form, except where the context makes it clear that a rule is not intended to apply:

(i) a singular word includes the plural, and vice versa;

(ii) a word which suggests 1 gender includes the other genders;

(iii) if a word is defined, another part of speech has a corresponding meaning;

(iv) unless otherwise stated references in this Bidder's Statement to Parts, sections, paragraphs and sub-paragraphs are to Parts, sections, paragraphs and sub-paragraphs of this Bidder's Statement;

(v) a reference to a person includes a body corporate;

(vi) a reference to $ is to the lawful currency in Australia unless otherwise stated; and

(vii) appendices to this Bidder's Statement form part of it.

DATED 16 November 2006

SIGNED on behalf of Alinta IH Pty Ltd by R.B. Browning a director of Alinta IH Pty Ltd who is authorised to sign by a resolution passed at a meeting of the directors of Alinta IH Pty Ltd.

Director

APPENDIX 1

AIH ASX announcements since 1 July 2006

Date	Announcement
16/11/2006	Alinta announces cash offer price for AIH is final
15/11/2006	Open Briefing. Alinta Takeover Offer
15/11/2006	Receives proposed takeover offer from Alinta
15/11/2006	AAN: Alinta announces Cash Offer for AIH
06/11/2006	Second Payment- Documents to Securityholders
03/11/2006	Call for Second and Final Payment on Stapled Securities
26/10/2006	Tasmanian Gas Pipeline Growth Opportunity
26/10/2006	AAN: Major step forward for new Alinta power station
25/10/2006	Change of Address
03/10/2006	Letter to Securityholders
29/09/2006	Final Director's Interest Notice
29/09/2006	Half Year Report to Securityholders
29/09/2006	Appendix 3B
08/09/2006	Distribution Reinvestment Plan Price and Acceptance
15/08/2006	Open Briefing, CEO on First Half Results
15/08/2006	Half Year Report / Half Year Accounts
14/08/2006	AIH and Alinta confirm Alliance
24/07/2006	Notice of Extension of Offer Period from Alinta

04/07/2006	Open Briefing AIH New Contracts & Growth Prospects

CORPORATE DIRECTORY

REGISTERED OFFICE

Alinta Limited
Level 11, Alinta Plaza
12-14 The Esplanade
Perth WA 6000

LEGAL ADVISER

Blake Dawson Waldron
Level 39, 101 Collins Street
Melbourne VIC 3000

Level 32, Exchange Plaza
2 The Esplanade
Perth WA 6000

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
Perth WA 6000

ALINTA OFFER INFORMATION LINE

For Australian callers: 1800 882 619
For international callers: + 61 2 8280 7928

ALINTA BOARD OF DIRECTORS

J H (John) Poynton AM CitWA
Chairman and Non-Executive Director

R B (Bob) Browning
Chief Executive Officer

J H (John) Akehurst
Non-Executive Director

F E (Fiona) Harris
Non-Executive Director

T R (Tina) McMeckan
Non-Executive Director

M J (Michael) Wilkins
Non-Executive Director

COMPANY SECRETARIES

M J (Murray) King
Company Secretary

P (Patrick) McCole
Company Secretary

Alinta IH Pty Ltd
ACN 122 392 901

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 882 619
(outside Australia) 61 2 8280 7928
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

A

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Use a black pen.
Print in CAPITAL letters inside the grey areas.
A B C | 1 2 3

Transfer and Acceptance Form - Cash Offer

This is an important document and requires your immediate attention. If you are in doubt about how to deal with it, please consult your financial or other professional advisor.

Use this form to accept the Offer made by Alinta IH Pty Ltd ("Alinta IHPL") for your Alinta Infrastructure Holdings ("AIH") Securities

Securityholder details

Subregister	Issuer/CHESS
Your holding in AIH at <Date>	123456789012
Cash consideration payable to you at $2.06 per partly paid AIH Security	$000.00

B Consideration

The consideration payable under the terms of the Offer is $3.26 cash for each of your AIH Securities transferred to Alinta IHPL on a fully paid basis (less $1.20 for each AIH Security in respect of which Alinta IHPL is required to pay the Second Instalment). If your acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIHPL on or before 20 December 2006, you will receive $2.06 for each of your AIH Securities transferred to Alinta IHPL and you will not be required to pay the Second Instalment and Alinta IHPL will pay it instead.

C To be completed by Securityholder

You will be deemed to have accepted the Offer in respect of all your AIH Securities if you sign and return the form.

If you hold your AIH Securities in a CHESS holding (see "subregister" above), to accept the offer you can either:

- Instruct your Controlling Participant directly - normally your stockbroker
  or
- Authorise Alinta IHPL to contact your Controlling Participant on your behalf, which you can do by signing and returning the form. By signing and returning the form you will be deemed to have authorised Alinta IHPL to contact your Controlling Participant directly via the CHESS system.

D Contact details

Please provide your contact details in case we need to speak to you about this form.

Name of contact person	Contact person's daytime telephone number
	( )

E Sign here - this section must be signed before we can process this form.

I/We accept the offer made by Alinta IHPL in respect of securities in AIH I/we hold and I/we agree to be bound by the terms and conditions of the Offer *(including the instructions as to acceptance of the Offer on the back of this form)* and transfer all of my/our AIH Securities to Alinta IHPL for the consideration specified above and on the back of this form.

Individual or Securityholder 1	Individual or Securityholder 2	Individual or Securityholder 3
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.

See back of form for completion guidelines

A S X A A A S X A A A 1 T K A C <Broker PID> WP_29C6/05

How to complete this form

Acceptance of the Offer

A Registration Details

The AIH Securities are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the AIH register.

If you have already sold all your AIH Securities shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.

B Consideration

The cash consideration payable under the Offer is $3.26 cash for each of your AIH Securities transferred to Alinta IHPL on a fully paid basis (less $1.20 for each AIH Security in respect of which Alinta IHPL is required to pay the Second Instalment). If your acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, you will receive $2.06 for each of your AIH Securities transferred to Alinta IHPL and you will not be required to pay the Second Instalment and Alinta IHPL will pay it instead.

C How to accept the Offer

If your AIH Securities are held in an Issuer Sponsored Holding, simply complete and return this form to the Alinta IHPL Registry so that it is received by no later than <Time> Sydney time on <Date>, unless extended.

If your AIH Securities are in a CHESS holding, you may **contact your Controlling Participant** directly (normally your stockbroker) with instructions to accept the Offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want Alinta IHPL to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the Alinta IHPL Registry so that it is received no later than <Time> Sydney time on <Date> unless extended.

If you sign and return this Transfer and Acceptance Form to the Registry either in respect of an Issuer Sponsored Holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to Alinta IHPL (and authorise Alinta IHPL to warrant on your behalf) that you have full legal and beneficial ownership of the AIH Securities and that Alinta IHPL will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

Neither Alinta IH Pty Ltd nor Computershare Investor Services Pty Limited ('CIS') will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the offer on your behalf.

D Contact details

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

E Signature(s)

You must sign the form as follows in the space provided:

Joint holding:	where the holding is in more than one name all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the Alinta IHPL registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.
Deceased Estate:	all executors must sign and, if not already noted by the Alinta IHPL registry, a certified copy of Probate or Letters of Administration must accompany this form.
Companies:	this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Lodgement of Transfer and Acceptance Form

This Transfer and Acceptance Form must be received at the Melbourne office of CIS by no later than <Time> Sydney Time on <Date>. Return this Transfer and Acceptance Form in the envelope provided to:

Postal Address	OR	Hand Delivery
Computershare Investor Services Pty Limited GPO Box 52 MELBOURNE VIC 8060		Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street ABBOTSFORD VIC 3067

Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning this Offer please contact CIS on telephone 1800 882 619.

For legal reasons, all calls to this number will be recorded.

Please note this form may not be used to change your address.

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne Victoria 8060
Australia

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

16 November 2006

To: Company Announcement Office
ASX

By: Electronic Lodgement

Alinta Announces Cash Offer Price for AIH is Final

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

Media Release

Alinta

16 November 2006

ALINTA ANNOUNCES CASH OFFER PRICE FOR AIH IS FINAL

Unconditional offer will remain open until 15 January[1], investors can either accept or sell on market to Alinta

Alinta Limited[2] announced today that its unconditional cash takeover offer price for Alinta Infrastructure Holdings Limited (AIH) is final. The offer will remain open until 15 January unless extended.

Alinta has offered $2.06 cash per partly paid security (and $3.26 cash per fully paid security) for the approximately 80% of securities it does not already own in AIH.

Alinta has purchased 7,000,000 partly paid securities in AIH in on market transactions at $2.06 since announcing its takeover offer. Alinta will continue purchasing partly paid shares on market up to this price during the bid period and encourages any AIH investors seeking immediate cash settlement of their holding to consider selling on market. Alinta will provide updates to the ASX on its substantial holder position in AIH.

Alternatively, investors can wait for Alinta's Bidder Statement which is expected to be despatched by 2 December.

Alinta notes AIH's response to Alinta's offer, advising securityholders to take no action. By making this offer price final Alinta is providing AIH investors with certainty on its intentions so that AIH investors are able to quickly assess whether or not to accept Alinta's offer.

Alinta will not increase this offer. Alinta intends to continue to acquire AIH securities on market at or below the offer price during the bid period.

---

[1] Unless extended.

[2] The offer will be made through Alinta IH Pty Ltd, a wholly owned subsidiary of Alinta.

Alinta

For more information please contact:

Media

Tony Robertson
Group Manager External Affairs
Mobile: 0419 867 230

Jim Kelly
Director, Third Person Communications
Phone: (02) 8298 6100
Mobile: 0412 549 083

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

16 November 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust

ACN/ARSN

Alinta Infrastructure Limited ACN108 311 100

Alinta Infrastructure Trust ARSN 115 765 985

Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name: Alinta Limited

ACN/ARSN (if applicable): 119 985 590

There was a change in the interests of the substantial holder on: 15/11/2006

The previous notice was given to the company on: 5/10/2005

The previous notice was dated: 5/10/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	57,866,667	20.0%	66,222,305	22.6%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26 June 2006	Alinta 2000 Limited	Purchaser of securities pursuant to on-market transaction	$1.69	169,870 ordinary securities	169,870
27 June 2006	See above	See above	$1.69	80,533 ordinary securities	80,533
28 June 2006	See above	See above	$1.69	174,378 ordinary securities	174,378
30 June 2006	See above	See above	$1.69	370,857 ordinary securities	370,857
11 September 2006	See above	See above	$1.68	3,126 ordinary securities	3,126
12 September 2006	See above	See above	$1.67 - $1.68	131,874 ordinary securities	131,874
13 September 2006	See above	See above	$1.655 - $1.685	425,000 ordinary securities	425,000
11 October 2006	Alinta Limited	Taken under section 608(8) and section 608(3)(a) of the Corporations Act to have a relevant interest in the AIH securities held by Alinta 2000 Limited by reason of the schemes of arrangement between Alinta, AGL and their respective shareholders becoming effective.	Nil	59,222,305 ordinary securities	59,222,305
11 October 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta 2000 Limited.	Nil	See above	See above
15 November 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	7,000,000 ordinary securities	7,000,000

15 November 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
15 November 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	7,000,000 ordinary securities	7,000,000
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	7,000,000 ordinary securities	7,000,000
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	7,000,000 ordinary securities	7,000,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A (Bodies corporate marked with an asterix are bodies corporate who have become associates by virtue of becoming controlled by the substantial holder Alinta Limited)	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (including Alinta 2000 Limited)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name	Patrick McCole	capacity	Company secretary
sign here	[signature]	date	16/11/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown"'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Important dates

Bidder's Statement lodged with ASIC
16 November 2006

Offer opens
4 December 2006

Offer closes (unless extended)
7.00pm Sydney time on 15 January 2007

This Bidder's Statement is dated
16 November 2006

Contents

Important Information

This Bidder's Statement is given by Alinta IH Pty Ltd ACN 122 392 901 to Alinta Infrastructure Holdings under Part 6.5 of the Corporations Act. This Bidder's Statement includes an Offer dated 4 December 2006 to acquire your AIH Securities and also sets out certain disclosures required by the Corporations Act.

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission (**ASIC**) on 16 November 2006. ASIC takes no responsibility for the contents of this Bidder's Statement.

A number of defined terms are used in this Bidder's Statement. These terms are defined in Part E.

Investment decisions

This document does not take into account the investment objectives, financial situation and particular needs of any person. Before deciding whether or not to accept the Offer you may wish to seek independent financial and taxation advice.

Forward looking statements

This document contains forward looking statements. Forward looking statements are not based on historical facts, but are based on current expectations of future results or events. These forward looking statements are subject to risks, uncertainties and assumptions which could cause actual results or events to differ materially from the expectations described in such forward looking statements. While Alinta believes that the expectations reflected in the forward looking statements in this document are reasonable, no assurance can be given that such expectations will prove to be correct. Any forward looking statement contained in this document is qualified by this cautionary statement.

Privacy Collection Statement

Personal information relating to your holding of AIH Securities has been or will be obtained by Alinta IHPL or its agents in accordance with its rights under the Corporations Act. Alinta IHPL will share this information with its related bodies corporate, advisers and agents where necessary for the purposes of the Offer. Alinta IHPL, its related bodies corporate, advisers and agents will use this information solely for the purposes relating to the Offer. If you would like details of your personal information held by Alinta IHPL or its related bodies corporate and agents, please contact the Alinta Offer Information line on 1800 882 619 (within Australia) or + 61 2 8280 7928 (outside Australia).

Chairman's Letter

16 November 2006

Dear AIH Securityholder,

On behalf of the Directors of Alinta, I am pleased to provide you with this Offer to acquire all your securities in Alinta Infrastructure Holdings (AIH).

On 15 November 2006, Alinta announced an unconditional cash offer to acquire all of your AIH Securities. The price that you will receive for your AIH Securities depends upon when you accept the Alinta Offer.

If your acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December, you will receive $2.06 in cash but will not have to pay the second instalment amount of $1.20 by 29 December this year. If not, you will receive $3.26 in cash from Alinta but you will have the obligation to pay the second instalment amount of $1.20 by 29 December this year.

The consideration payable under the Offer is final and will not be increased.

This Offer represents good value for your AIH Securities, and for partly paid securities constitutes[1]:

> A 15.5% premium to the 3 month VWAP of AIH Securities;
> An 18.0% premium to the 6 month VWAP of AIH Securities;
> A 14.7% premium to the VWAP since 1 January 2006; and
> 103% recovery of your original investment if you purchased your AIH Securities in the initial public offering[2].

AIH Securityholders have benefited from receiving distributions in excess of IPO prospectus forecasts, which along with this Offer will deliver you a compound annual return of 8.3% since AIH's listing[3].

Given Alinta currently holds approximately 22% of AIH and operating contracts over all the asset portfolio, Alinta believes that it is unlikely another bidder will emerge.

Alinta is making this Offer to you in order to fulfil its broader infrastructure strategy in response to two key events that have occurred since the listing of AIH. These are the:

> acquisition of $6.3 billion of infrastructure assets from AGL in October this year; and
> relative underperformance of AIH since its listing in October 2005.

This bid for AIH is part of a broader strategy involving the integration of the AIH assets with Alinta's substantially larger infrastructure portfolio gained through the AGL transaction.

The Alinta/AGL Transaction significantly changed Alinta's structure and asset composition. Following the Alinta/AGL Transaction, Alinta now owns approximately 22% of AIH, a substantial interest in APT and approximately $6 billion of infrastructure assets on its own balance sheet. Consequently Alinta is uniquely positioned as the largest owner and operator of energy infrastructure assets listed on the ASX.

While the strategy behind the AIH IPO was sound, AIH's competitive position in these circumstances has been limited. In Alinta's view, AIH's smaller scale and consequent inability to raise the level of efficient capital required, means AIH is not equipped to continue to operate as an infrastructure growth vehicle when considering the quantum of assets Alinta now has, and believes it can acquire going forward.

Accordingly, Alinta believes that a full takeover for all the securities in AIH provides the best platform to restructure Alinta and pursue an alternative structure that will enable it to continue to deliver consistent growth in shareholder returns.

Until the close of the Offer Period, Alinta intends to acquire AIH Securities on market for cash consideration up to the price offered under this Bidder's Statement.

To maximise the value of the premium reflected in this Offer, I encourage you to accept as soon as possible. This Offer is currently scheduled to close at 7.00pm Sydney time on 15 January 2007, unless extended. To accept this Offer, please follow the instructions on the enclosed Acceptance Form.

Yours sincerely,

John Poynton AM CitWA
Chairman
Alinta Limited

Notes:
1. Based on the period ending 14 November 2006, being the date prior to announcement of the Offer.
2. Subject to an investor's tax position.
3. Calculated on the basis of distributions declared and paid to AIH Securityholders from the date of the IPO to the date of this Bidder's Statement. This assumes distributions are reinvested at the official cash rate set by the Reserve Bank of Australia.

REASONS TO ACCEPT ALINTA'S CASH OFFER

1. NO REQUIREMENT TO OUTLAY FURTHER CAPITAL
2. THE OFFER ENABLES INVESTORS IN THE AIH IPO TO RECOVER THEIR INVESTMENT
3. MARKET CONDITIONS HAVE CHANGED
4. A NEW WAY FORWARD IS REQUIRED
5. THE OFFER IS AT A PREMIUM TO HISTORIC TRADING LEVELS
6. ATTRACTIVE TERMS

No requirement to outlay further capital

- Prior to the announcement of the Offer, AIH has consistently traded below the paid up component ($2.00) of its issue price of $3.20 since 30 November 2005.
- Alinta recognises that whilst trading levels are below the issue price AIH Securityholders may be reluctant to pay the Second Instalment, due on 29 December 2006.
- AIH Securityholders who accept the Offer in sufficient time to enable their acceptances to be processed and lodged for registration with AIH on or before 20 December will NOT be required to pay the Second Instalment, and will receive $2.06 per AIH Security from Alinta.
- AIH Securityholders who have already paid the Second Instalment can still accept into the Offer.
  - If your acceptance is received by Alinta IHPL in sufficient time to enable it to be processed and lodged with AIH for registration on or before 20 December 2006, then Alinta will become liable to pay the Second Instalment on your AIH Securities. Alinta will pay you $2.06 per AIH Security and, if you have already paid the Second Instalment, AIH will be required to refund the instalment amount of $1.20 per AIH Security to you.
  - If your acceptance is processed and lodged for registration after 20 December 2006 and before the end of the Offer Period, and you have paid the Second Instalment on your AIH Securities, Alinta will pay you $3.26 per AIH Security.

1

The Offer enables investors in the AIH IPO to recover their investment

- Alinta wants to ensure that those Securityholders who participated in the AIH IPO are able to recover their entire initial investment[4].
- By accepting into the Alinta Offer, investors in the AIH IPO will recover their initial investment[4] while having earned distributions 10% in excess of the AIH Offer Document forecasts since October 2005[5].

2

Notes:
4 Subject to the investor's tax position.
5. Calculated on the basis of distributions declared and paid to AIH Securityholders from the date of the IPO to the date of this Bidder's Statement.

Market conditions have changed

- A number of energy infrastructure trusts have failed to meet market expectations in recent times for a number of reasons.
- Similar infrastructure investment vehicles that were listed shortly after the listing of AIH on 4 October 2005 have traded similarly to AIH:
  - > Spark Infrastructure Group listed on 16 December 2005; and
  - > SP AusNet listed on 14 December 2005.
- The graph below illustrates the relative underperformance of these infrastructure trusts:[6]



120%
110%
100%
90%
80%
OCT 05
DEC 05
FEB 06
APR 06
JUN 06
AUG 06
OCT 06
All Ordinaries
Issue Price
Spark Infrastructure
SP AusNet
AIH

- Alinta believes, based on current market conditions, in the absence of the Offer the AIH Security price would be unlikely to recover to its initial issue price in the near future.
- This belief exists notwithstanding the sound performance of the AIH assets, which have delivered distributions in excess of the AIH Offer Document forecasts since listing.

3

Note:
6. The graph depicts the period from 4 October 2005 to 14 November 2006.

A new way forward is required

- While Alinta's strategy for the listing of AIH was sound, the combined effect of changed market conditions and the quantum of Alinta's infrastructure asset portfolio presents Alinta with a unique opportunity to refine its infrastructure ownership model.
- Alinta's position has gained additional momentum through the recent acquisition of AGL's energy infrastructure assets and the asset management company Agility.
- Following the recent Alinta/AGL transaction, Alinta owns approximately:
  - 22% of AIH;
  - A substantial interest in APT; and
  - $5.5 billion of infrastructure assets on its balance sheet.
- The Alinta/AGL transaction has significantly increased Alinta's size and scale resulting in increased acquisition opportunities both domestically and internationally.
- Conversely, Alinta considers that AIH's relatively small scale, and inability to raise the level of efficient capital required means AIH is undercapitalised to operate as the primary infrastructure growth vehicle.
- In addition, there is now increased competition for assets within AIH's investment criteria, with competitors paying relatively high prices for infrastructure assets in order to reach critical mass.
- AIH's current trading levels and corresponding high yield means it is difficult to acquire assets with suitable accretion to enable it to deliver growth to AIH Securityholders, leaving it at a competitive disadvantage.

4

The Offer is at a premium to historic trading levels

> Alinta is offering $2.06 in cash per AIH Security transferred as partly-paid, or $3.26 in cash per security transferred as fully-paid.[7]

> This Offer provides a significant premium to historic trading levels of partly-paid AIH Securities.

AIH closing security price from 1 January 2006 to 14 November 2006*



$2.10
$2.00
$1.90
$1.80
$1.70
$1.60
JAN 06
FEB 06
MAR 06
APR 06
MAY 06
JUN 06
JUL 06
AUG 06
SEP 06
OCT 06
NOV 06
Offer price per AIH Security transferred as partly-paid
AIH

* Being the date prior to the announcement of the Offer

> Based on the periods ending on 14 November 2006 (being the date prior to announcement of the Offer), Alinta's Offer per AIH Security transferred as partly-paid represents:



$2.10
$2.00
$1.90
$1.80
$1.70
$1.60
15.5%
18.0%
14.7%
$1.78
$1.75
$1.80
3 Month VWAP
6 Month VWAP
VWAP since 1 January 2006

> A 15.5 % premium to the 3 month VWAP of AIH Securities;

> An 18.0 % premium to the 6 month VWAP of AIH Securities;

> A 14.7 % premium to the VWAP since 1 January 2006; and

> 103% recovery of your original investment if you purchased your AIH Securities in the initial public offering.[8]

5

Notes:

7. AIH Securities will be transferred as partly paid where acceptance is received in sufficient time to enable Alinta IHPL to process and lodge the acceptance for registration with AIH on or before 20 December 2006.
8. Subject to an investor's tax position.

Attractive terms

- The Offer represents very attractive terms for AIH Securityholders as it:
  - represents a cash payment of $2.06 per AIH Security transferred as partly paid or $3.26 per AIH Security transferred as fully paid;[9]
  - is unconditional; and
  - requires no brokerage or stamp duty to be paid by AIH Securityholders on acceptance of the Offer.
- The consideration payable under the Offer is final and will not be increased.

6

Note:

9. AIH Securities will be transferred as partly paid where acceptance is received in sufficient time to enable Alinta IHPL to process and lodge the acceptance for registration with AIH on or before 20 December 2006.





Summary of the Offer

A

Summary of the Offer

The Bidder	Alinta IHPL is the company making the Offer. Alinta IHPL is a wholly-owned subsidiary of Alinta and a member of the Alinta Group. Further details about the Alinta Group are set out in section 8 of this Bidder's Statement.
The Offer	Alinta IHPL offers to acquire all of your AIH Securities.
Consideration	You are offered $3.26 cash for each of your AIH Securities less $1.20 for each AIH Security in respect of which Alinta IHPL is required to pay the Second Instalment. The consideration payable under the Offer is final and will not be increased.
Closing Date	Unless withdrawn or extended the Offer is open until 7.00pm Sydney time on 15 January 2007.
No conditions	This Offer is unconditional.
How to accept	**CHESS Holdings** If your AIH Securities are on a CHESS Subregister, to accept you must either: > instruct your Controlling Participant (usually your broker) to accept the Offer for you; or > complete, sign and return the Acceptance Form. **Issuer Sponsored Holdings** If your AIH Securities are on AIH's issuer sponsored subregister, to accept you must complete, sign and return the Acceptance Form. Signed Acceptance Forms must be sent to: Computershare Investor Services Pty Ltd GPO Box 52 Melbourne, Victoria 8060 Australia or delivered to: Computershare Investor Services Pty Ltd Yarra Falls, 452 Johnston Street Abbotsford, Victoria 3067 Australia A self addressed envelope is enclosed.
No brokerage or stamp duty	The Offer does not require you to pay any brokerage or stamp duty on acceptance.
Further Information	For questions regarding your AIH Securities, the Offer or how to accept the Offer please refer to the remainder of this Bidder's Statement. If you still require assistance, please contact the Alinta Offer Information Line on: **For Australian callers:** 1800 882 619 **For international callers:** + 61 2 8280 7928 Please note that all calls to these numbers will be recorded to satisfy legal requirements.

Key dates

Event	Time and Date
Offer opens	4 December 2006
Last trading day of AIH partly paid securities (ASX code: AIHCA)	13 December 2006
First trading day of AIH fully paid securities (ASX code: AIH) on a deferred settlement basis	14 December 2006
When an acceptance of the Offer should be received by Alinta IHPL if Alinta IHPL is to pay the Second Instalment[10]	In sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006 (see discussion in question 4 in the Key Questions section)
Last day for AIH Registry to accept transfers of partly paid securities (ASX code: AIHCA)	20 December 2006
Notices of Second Instalment to new holders of AIH Securities and holders who have changed their AIH security holding since 6 November 2006	21 December 2006
Second Instalment due and payable	5.00pm Sydney time on 29 December 2006
Allotment of fully paid securities (ASX code: AIH)	8 January 2007
First trading day of fully paid AIH Securities on a normal T+3 settlement basis	9 January 2007
Closing Date of Offer (unless extended)	7.00pm Sydney time on 15 January 2007

Note:

10. If your acceptance is not received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, you will need to pay the Second Instalment of $1.20 per AIH Security due on 29 December 2006.

Key questions

This section answers some key questions that you may have about the Offer and should only be read in conjunction with the entire Bidder's Statement.

1. What is the Offer?

Alinta IHPL is offering to buy your AIH Securities by way of an off-market takeover offer.

The consideration offered is $3.26 cash for each AIH Security transferred to Alinta IHPL (less $1.20 per AIH Security in respect of which Alinta IHPL will be required to pay the Second Instalment).

The registered holder of AIH Securities at 29 December 2006 is required to pay the Second Instalment. However, 20 December 2006 is the last day on which Alinta IHPL can lodge for registration with AIH a transfer of partly paid AIH Securities.

If you wish to accept the Offer and do not wish to pay the Second Instalment, you should ensure that your acceptance is **received** by Alinta IHPL in sufficient time to enable it to be processed and lodged for registration with AIH on or before 20 December (see Question 4 below).

If you accept the Offer but your acceptance is not received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, and you pay the Second Instalment, you will receive $3.26 from Alinta IHPL (see also Question 14 below).

The consideration payable under the Offer is final and will not be increased.

2. What are the tax consequences if I accept the Offer?

Please consult your financial, tax or other professional adviser on the tax implications of acceptance. However, a general summary of the likely Australian tax consequences is set out in section 13.

3. How do I accept the Offer?

To accept the Offer you should follow the instructions set out in section 2. To be effective, your acceptance must be received by Alinta IHPL before the Closing Date.

4. Do I have to pay the Second Instalment if I accept the Offer, and how will I know if my acceptance is received in time for Alinta IHPL to pay the Second Instalment?

If your acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, you will not be required to pay the Second Instalment and Alinta IHPL will pay it instead.

If you wish this to occur, you should:

> if your AIH Securities are in an Issuer Sponsored Holding, ensure that the completed and signed Acceptance Form is received by Alinta IHPL in sufficient time to allow Alinta IHPL to process the Acceptance Form and deliver it to AIH on or before 20 December 2006;

> if your AIH Securities are in a CHESS Register, either instruct your broker to initiate acceptance on your behalf on or before 20 December 2006 or forward your Acceptance Form to Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before that date.

If you are accepting by mail, you should allow a number of days for this to occur.

If you wish to check whether your acceptance was received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006 you should call the Alinta Offer Information Line on 1800 882 619 (within Australia) or + 61 2 8280 7928 (outside Australia).

If your acceptance is not received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, you will be required to pay the Second Instalment on any AIH Securities of which you are the registered holder. You can still accept the Offer for these securities and will receive $3.26 per fully paid AIH Security (see Question 5 below).

5. Can I accept if I have paid the Second Instalment?

Yes. You can accept the Offer if you have already paid, or subsequently pay, the Second Instalment.

If your acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, then Alinta IHPL will become liable to pay the Second Instalment on your AIH Securities. Alinta IHPL will pay you $2.06 per AIH Security and, if you have already paid the Second Instalment, AIH will be required to refund the instalment amount of $1.20 per AIH Security to you (expected to occur shortly after 29 December 2006).

If your acceptance is lodged for registration after 20 December 2006 and before the end of the Offer Period, and you have paid the Second Instalment on your AIH Securities, Alinta IHPL will pay you $3.26 per AIH Security.

6. What happens if I do not pay the Second Instalment?

If you are registered as holding AIH Securities on 29 December 2006, you are liable to pay the Second Instalment. AIH cannot accept transfers for registration of partly paid AIH Securities after 20 December 2006.

If the Second Instalment is not paid on 29 December 2006, AIL and AFML can sell any or all of your AIH Securities to fund the Second Instalment (as set out in the AIH Offer Document). You will receive any proceeds of sale remaining after the deduction of the Second Instalment (together with any interest payable as a result of the Second Instalment not being paid on 29 December), together with fees, costs and expenses of AIL and AFML incurred in relation to the sale.

7. Why will I receive $2.06 under the Offer if my acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, but have to pay the Second Instalment and receive $3.26 if it is not?

20 December 2006 is the final date that the AIH Registry will receive transfers of AIH Securities on a partly paid basis.

If you accept by using the Acceptance Form and Alinta IHPL receives your acceptances in sufficient time to be processed and lodged for registration with AIH on or before 20 December 2006, Alinta IHPL will be liable to pay the Second Instalment on each of your AIH Securities and Alinta IHPL will pay you $2.06 cash for each security.

If your AIH Securities are in a CHESS Holding and your broker effects acceptance on your behalf on or before 20 December 2006, Alinta IHPL will become liable to pay the Second Instalment on your AIH Securities and Alinta IHPL will pay you $2.06 cash for each security.

If your acceptance is not received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, you will be required to pay the Second Instalment. If this occurs, Alinta IHPL will pay you $3.26 cash per fully paid AIH Security.

8. Can I still accept the Offer after 20 December 2006?

Yes, the Offer can be accepted at any time until the close of the Offer Period. If your acceptance is not received in sufficient time to be processed and lodged for registration with AIH on or before 20 December 2006, you must pay the Second Instalment. If you do not pay the Second Instalment, your AIH Securities can be sold by AIH (see Question 6 above). If your AIH Securities are sold after you have accepted the Offer, you will not receive consideration under the Offer for those securities.

9. What choices do I have as an AIH Securityholder?

As an AIH Securityholder, your choices in respect of your AIH Securities include to:

> accept the Offer for all of your AIH Securities in sufficient time to permit lodgement of the acceptance with AIH on or before 20 December 2006, receive $2.06 cash from Alinta IHPL in accordance with section 6 and not be liable to pay the Second Instalment of $1.20;

> accept the Offer for all of your AIH Securities after 20 December 2006, pay the Second Instalment and receive $3.26 per security;

> sell some or all of your AIH Securities on ASX (unless you have previously accepted the Offer for your AIH Securities);

> pay the Second Instalment by 29 December 2006 and retain your AIH Securities on a fully paid basis;

> do nothing (which is likely to result in your AIH Securities being sold by AIH by reason of failure to pay the Second Instalment - you will receive the proceeds described in Question 6 above).

10. Can I accept the Offer for part of my holding?

No, you can only accept for all of your holding. Your acceptance will be treated as being for all your AIH Securities plus any additional AIH Securities registered as held by you at the date your acceptance is processed.

11. What happens if I do not accept the Offer?

If Alinta IHPL has an interest in at least 90% of the AIH Securities (by number) on issue at any time during the Offer Period, Alinta IHPL intends to proceed to compulsorily acquire your AIH Securities if you have not accepted the Offer (see section 11.2 below). Compulsory acquisition will occur on a date after 29 December 2006 (the date for payment of the Second Instalment) and, accordingly, you will receive $3.26 cash for each AIH Security which is compulsorily acquired (assuming you have paid the Second Instalment). You will receive consideration for your AIH Securities sooner if you accept the Offer.

If Alinta IHPL has an interest in less than 90% of the AIH Securities, Alinta IHPL will not be able to proceed to compulsorily acquire your AIH Securities. Alinta's intentions if it has an interest in less than 90% of AIH Securities are described in section 11.4.

12. When does the Offer close?

The Offer is currently scheduled to close at 7.00pm Sydney time on 15 January 2007, unless extended.

13. Can Alinta IHPL extend the Offer period?

Yes, the Offer can be extended at Alinta IHPL's election or otherwise in accordance with the Corporations Act. You will receive written notification of any extension, as required by the Corporations Act.

14. If I accept the Offer, when will I receive the consideration?

Subject to section 4 of this Bidder's Statement and the Corporations Act, if you accept this Offer, Alinta IHPL will pay or provide the consideration to you on or before the earlier of:
(a) the day one month after you accept this Offer; and
(b) the day 21 days after the end of the Offer Period,
for your AIH Securities to which Alinta IHPL acquires good title.

15. Will I need to pay brokerage or stamp duty if I accept the Offer?

You will not pay any stamp duty on accepting the Offer.

If your AIH Securities are registered in an Issuer Sponsored Holding in your name and you deliver them directly to Alinta IHPL, you will not incur any brokerage in connection with your acceptance of the Offer.

If your AIH Securities are in a CHESS Holding or you hold your AIH Securities through a bank, custodian or other nominee, you should ask your Controlling Participant (usually, your broker) or the bank, custodian or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

16. What are the conditions to the Offer?

There are no defeating conditions to the Offer. The Offer is unconditional.

What you should do next

STEP 1:	Carefully read the entire Bidder's Statement and consider the information provided.
STEP 2:	Read the Target's Statement to be provided by AIH.
STEP 3:	If you need advice, consult your broker or your legal, financial or other professional adviser. If you have any queries about this document, the Offer or how to accept the Offer, please contact the Alinta Offer Information Line on: **For Australian callers:** 1800 882 619 **For international callers:** + 61 2 8280 7928 Please note that all calls to these numbers will be recorded to satisfy legal requirements.
STEP 4:	If you wish to accept the Offer follow the steps in section 2.

How to accept the Offer

If your AIH Securities are in a CHESS Holding, to accept you must either:

> complete, sign and return the enclosed Acceptance Form in accordance with the instructions on it; or

> instruct your Controlling Participant to initiate acceptance of the Offer on your behalf.

If you are a Participant (typically, a stockbroker who is a participating organisation of ASTC), the above does not apply. To accept the Offer you must initiate acceptance in accordance with the ASTC Settlement Rules.

If your AIH Securities are in an Issuer Sponsored Holding or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of your AIH Securities, to accept you must complete and return the Acceptance Form in accordance with the instructions on it.

If your SRN/HIN begins with an "I", this indicates that your AIH Securities are in an Issuer Sponsored Holding.

To be effective, your acceptance must be received by Alinta IHPL before the Closing Date.

For Alinta IHPL to be liable to pay the Second Instalment in respect of your AIH Securities, you must accept in sufficient time to allow Alinta IHPL to process the transfer and lodge it for registration with AIH on or before 20 December 2006.

The Offer terms



B

1. The Offer

1.1 Offer for your AIH Securities

Alinta IHPL offers to acquire all of your AIH Securities on the terms set out in this Offer.

1.2 Offer includes Rights

If Alinta IHPL acquires your AIH Securities under this Offer, Alinta IHPL is also entitled to any Rights attached to those AIH Securities.

1.3 Consideration

Alinta IHPL offers $3.26 cash for each of your AIH Securities transferred to Alinta IHPL on a fully paid basis (less $1.20 for each AIH Security in respect of which Alinta IHPL is required to pay the Second Instalment).

1.4 Offer Period

Unless withdrawn or extended under section 6, this Offer is open during the period that begins on the date of this Offer and ends at 7.00pm Sydney time on 15 January 2007.

If, within the last seven days of the Offer Period Alinta IHPL's voting power in AIH increases to more than 50% section 624(2) of the Corporations Act will apply to extend the Offer Period so that it ends 14 days after that event.

2. How to accept this Offer

2.1 Accept for all your AIH Securities

You may only accept this Offer for all your AIH Securities during the Offer Period.

You will be taken to have accepted the Offer for all your AIH Securities plus any additional AIH Securities registered as held by you at the date your acceptance is processed (despite any difference between that number and the number of AIH Securities specified when you accept this Offer).

2.2 CHESS Holdings

If your AIH Securities are in a CHESS Holding, you must comply with the ASTC Settlement Rules. To accept this Offer in accordance with those rules, you must either:

(a) **instruct** your Controlling Participant to initiate acceptance of this Offer under rule 14.14 of the ASTC Settlement Rules or, if you are a Controlling Participant, yourself initiate acceptance under that rule so as to be effective before the end of the Offer Period; or

(b) **complete and sign** the Acceptance Form in accordance with the instructions on it and **return** the Acceptance Form together with all other documents required by the instructions on it to the address specified on the form. This will authorise Alinta IHPL to instruct your Controlling Participant (usually, your broker) to initiate acceptance of this Offer on your behalf. For return of the Acceptance Form to be an effective acceptance of the Offer, you must ensure it is received by Alinta IHPL in time for Alinta IHPL to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

2.3 Issuer sponsored holdings and other holdings

If your AIH Securities are held on AIH's issuer sponsored subregister, or if at the time of your acceptance you are entitled to be registered as the holder, or are otherwise able to give good title, to accept this Offer you must:

(a) **complete and sign** the Acceptance Form in accordance with the instructions on it; and

(b) **return** the Acceptance Form together with all other documents required by the instructions on it to the address specified on the form so that they are received before the end of the Offer Period.

2.4 Foreign laws

This Offer is not registered in any jurisdiction outside Australia (unless an applicable foreign law treats it as registered as a result of the Bidder's Statement being lodged with ASIC). It is your sole responsibility to satisfy yourself that you are permitted by any foreign law applicable to you to accept this Offer.

3. Your agreement resulting from acceptance

3.1 Effect of Acceptance Form

By signing and returning the Acceptance Form in accordance with section 2 as applicable, you:

(a) authorise Alinta IHPL and each of its officers and agents to correct any errors in, or omissions from, the Acceptance Form necessary to:

(i) make it an effective acceptance of this Offer in respect of your AIH Securities which are not in a CHESS Holding; and

(ii) enable the transfer of your AIH Securities to Alinta IHPL; and

(b) if any of your AIH Securities are in a CHESS Holding, you authorise Alinta IHPL and each of its officers and agents to:

(i) instruct your Controlling Participant to give effect to your acceptance of this Offer for those AIH Securities under rule 14.14 of the ASTC Settlement Rules; and

(ii) give to your Controlling Participant on your behalf any other instructions in relation to those AIH Securities which are contemplated by the sponsorship agreement between you and your Controlling Participant and are necessary or appropriate to facilitate your acceptance of this Offer.

3.2 Your agreement

By signing and returning the Acceptance Form or otherwise accepting this Offer in accordance with section 2:

(a) you accept this Offer in respect of your AIH Securities;

(b) you represent and warrant to Alinta IHPL that you have complied with your obligations to AIH in respect of payment of the Second Instalment and that Alinta IHPL will acquire good title to and beneficial ownership of them free from Encumbrances except under the constitution of AIH;

(c) you transfer, or consent to the transfer in accordance with the ASTC Settlement Rules of, your AIH Securities to Alinta IHPL subject to the conditions of the constitution of AIH on which they were held immediately before your acceptance of this Offer (and Alinta IHPL agrees to take those AIH Securities subject to those conditions);

(d) you irrevocably appoint Alinta IHPL and each director of, and any nominee of, Alinta IHPL as your attorney (even though Alinta IHPL has not yet provided the consideration due to you) to:

(i) attend and vote in respect of your AIH Securities at all meetings of AIH Securityholders (or any class of them);

(ii) execute all forms, notices, documents (including a document appointing a director of Alinta IHPL as a proxy for any of your AIH Securities) and resolutions relating to your AIH Securities and generally to exercise all powers and rights which you have as the registered holder of your AIH Securities; and

(iii) direct AIH to pay to Alinta IHPL or to account to Alinta IHPL for all Rights attaching to your AIH Securities, subject however to any such Rights received by Alinta IHPL being accounted for by Alinta IHPL to you, in the event that this Offer is withdrawn or avoided;

(e) you agree that in exercising the powers conferred by the power of attorney in section 3.2(d), Alinta IHPL and each of its directors and its nominee is entitled to act in the interest of Alinta IHPL;

(f) you agree not to attend or vote in person at any meeting of AIH members (or any class of them) or to exercise, or to purport to exercise, (in person, by proxy or otherwise) any of the powers conferred on the directors of Alinta IHPL by section 3.2(d) (even though Alinta IHPL has not yet paid or provided the consideration due to you);

(g) you authorise (even though Alinta IHPL has not yet paid or provided the consideration due to you) Alinta IHPL to transmit a message to ASTC in accordance with rule 14.17.1 of the ASTC Settlement Rules so as to enter those of your AIH Securities which are in a CHESS Holding into Alinta IHPL's Takeover Transferee Holding; and

(h) you agree to indemnify Alinta IHPL and its agents (and each of them) in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your HIN or SRN or in consequence of the transfer of your AIH Securities being registered by AIH without production of your HIN or SRN.

3.3 Powers of attorney

If the Acceptance Form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power and is empowered to delegate powers under the power of attorney under section 3.1 and sections 4.2(d) and (g).

3.4 Validation of otherwise ineffective acceptances

Except in relation to AIH Securities in a CHESS Holding, Alinta IHPL may treat the receipt by it of a signed Acceptance Form as a valid acceptance of this Offer even though it does not receive the other documents required by the instructions on the Acceptance Form or there is not compliance with any one or more of the other requirements for acceptance. If Alinta IHPL does treat such an Acceptance Form as valid, subject to section 4, Alinta IHPL will not be obliged to give the consideration to you until Alinta IHPL receives all those documents and all of the requirements for acceptance referred to in section 2.3 and in the Acceptance Form have been met.

4. Payment of consideration

4.1 When you will receive payment

Subject to this section 4 and the Corporations Act, if you accept this Offer Alinta IHPL will pay you the consideration on or before the earlier of:

(a) the day one month after you accept this Offer; and
(b) the day 21 days after the end of the Offer Period,
for your AIH Securities to which Alinta IHPL acquires good title.

4.2 Acceptance Form requires additional documents

Where documents are required to be given to Alinta IHPL with your acceptance of this Offer to enable Alinta IHPL to become the holder of your AIH Securities (such as a power of attorney):

(a) if the documents are given with your acceptance, Alinta IHPL will pay you in accordance with section 4.1;
(b) if the documents are given after your acceptance and before the end of the Offer Period, Alinta IHPL will pay you the consideration by the end of whichever of the following periods ends first:
  (i) one month after Alinta IHPL is given the documents; and
  (ii) 21 days after the end of the Offer Period; or
(c) if the documents are given after the end of the Offer Period, Alinta IHPL will pay you the consideration within 21 days after the documents are given.

4.3 Delivery of consideration

Subject to the Corporations Act, Alinta IHPL will send cheques for the cash payment due to you at your risk by pre-paid ordinary mail, or in the case of an address outside Australia by airmail, to the address shown in the Acceptance Form or the address for you last notified to Alinta IHPL by AIH.

4.4 Return of documents

If any contract arising from this Offer is rescinded by Alinta IHPL on the grounds of a breach of a condition of that contract, Alinta IHPL will, at its election, return by post to you at the address shown on the Acceptance Form any Acceptance Form and any other documents sent with it by you or destroy those documents and notify the ASX of this.

4.5 Rights

If Alinta IHPL becomes entitled to any Rights as a result of your acceptance of this Offer, it may require you to give to Alinta IHPL all documents necessary to vest title to those Rights in Alinta IHPL. If you do not give those documents to Alinta IHPL, or if you have received or are entitled to receive (or any previous holder of your AIH Securities has received or is entitled to receive) the benefit of those Rights, Alinta IHPL may deduct the amount (or value as reasonably assessed by Alinta IHPL) of such Rights (including the value of any franking credits) from the consideration otherwise payable to you. If Alinta IHPL does not, or cannot, make such a deduction, you must pay that amount to Alinta IHPL.

4.6 Non-Australian residents

If, at the time of acceptance of this Offer or provision of the consideration under it, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are a resident in or a resident of a place to which, or you are a person to whom:

(a) the *Banking (Foreign Exchange) Regulations 1959* (Cth);
(b) the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth);
(c) the *Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001* (Cth);
(d) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth); or
(e) any other law of Australia that would make it unlawful for Alinta IHPL to provide consideration for your AIH Securities,

applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Alinta IHPL. See section 15.1 of this Bidder's Statement for information as to whether this restriction applies to you.

4.7 Costs and stamp duty

Alinta IHPL will pay all costs and expenses of the preparation and circulation of the Offers and any stamp duty payable on the transfer of any AIH Securities to Alinta IHPL.

5. Offerees

5.1 Registered holders

Alinta IHPL is making an offer in the form of this Offer to each holder of AIH Securities on AIH's register of members at the Register Date.

5.2 Transferees

This Offer extends to any person who is able during the Offer Period to give good title to a parcel of your AIH Securities. That person may accept as if an Offer on terms identical to this Offer had been made to them for those AIH Securities.

5.3 Trustees and nominees

If during the Offer Period and before you accept this Offer your AIH Securities consist of two or more separate parcels within the meaning of section 653B of the Corporations Act (for example, because you are a trustee or nominee for several distinct beneficial owners), section 653B of the Corporations Act will apply so that:

(a) Alinta IHPL is taken to have made a separate Offer to you for each separate parcel of AIH Securities; and

(b) acceptance by you of the Offer for any distinct parcel of AIH Securities is ineffective unless:
   (i) you give Alinta IHPL notice in accordance with section 5.4 stating that your AIH Securities consist of separate parcels; and
   (ii) your acceptance specifies the number of AIH Securities in each separate parcel to which the acceptance relates.

5.4 Notices by trustees and nominees

The notice required under section 5.3(b)(i):

(a) if it relates to AIH Securities not in a CHESS Holding, must be in writing; or

(b) if it relates to AIH Securities in a CHESS Holding, must be in an electronic form approved under the ASTC Settlement Rules for the purposes of Part 6.8 of the Corporations Act.

6. Variation and withdrawal of Offer

6.1 Variation

Alinta IHPL may vary this Offer in accordance with the Corporations Act. The consideration payable under the Offer is final and will not be increased.

6.2 Withdrawal

In accordance with section 652B of the Corporations Act, Alinta IHPL may withdraw this Offer with the written consent of ASIC and subject to the conditions (if any) which apply to that consent.

7. Governing law

This Offer and any contract resulting from acceptance of it is governed by the law in force in Western Australia.



Information about the Alinta Group and AIH

C

8. The Alinta Group and Alinta IHPL

8.1 The Alinta Group

Alinta's predecessor was originally established as a Western Australian state-owned gas utility. Alinta 2000 (previously called Alinta Limited) acquired its predecessor's assets and businesses and listed on ASX in October 2000. From listing, the Alinta Group steadily increased its presence in the sector through a series of acquisitions including a strategic stake and operational rights in UED and Multinet Gas in Victoria, Duke Energy's Australian and New Zealand asset portfolio, the DBNGP as part of a consortium, and more recently the AGL Infrastructure Assets.

The Alinta/AGL Transaction was completed on 25 October 2006. Under the Alinta/AGL Transaction, the newly listed Alinta became the new parent company of the Alinta Group having acquired Alinta 2000 (which was then delisted). This transaction consolidated Alinta's position in the Australian energy infrastructure sector as a leading provider of energy related products and services which manages, operates or owns approximately $14 billion of assets in Australia and New Zealand.

With a major presence in all State and Territories of Australia and New Zealand, Alinta is ranked in the S&P ASX 100 index.

8.2 Principal Activities

The Alinta Group's business has evolved significantly over the past few years as a result of industry consolidation of which the Alinta Group has been at the forefront. Over the past five years the Alinta Group has undertaken three major acquisitions, established AIH and more recently, completed the Alinta/AGL Transaction. These transactions have helped the Alinta Group grow from having a $360 million market capitalisation on listing in October 2000 to a current[11] market capitalisation of $5.1 billion. Alinta now has a diverse range of business units that contribute towards the income, diversity and growth of the Alinta business:

(a) Asset management:
- (i) The AAM and Agility businesses together comprise one of the largest energy infrastructure and asset management businesses in Australia, managing approximately $14 billion of assets in Australia; and
- (ii) ActewAGL maintains and operates ACTEW Corporation's water and sewerage assets in and around ACT, operates the environmental solutions business owned by Ecowise Environmental Ltd, and provides management services to TransACT, a communications provider in the ACT.

(b) Part or full ownership interests in three primary types of assets (including indirect investments through AIH and APT):
- (i) Power generation – eight power stations including two cogeneration facilities, and two currently under construction;
- (ii) Energy transmission – approximately 14,350km of gas transmission pipelines and 180km of electricity transmission cables.
- (iii) Energy distribution (both electricity and gas) – approximately 51,000km of gas distribution pipelines and 27,700km of electricity distribution lines.

(c) AlintaAGL – AlintaAGL provides retail gas and electricity in WA, wholesale gas sales and transmission in WA and owns cogeneration units at the Pinjarra and is constructing the first stage of cogeneration units at the Wagerup refineries.

8.3 Ownership

Alinta has a broad ownership base, with approximately 192,000 shareholders. Its major shareholders (as recorded on its register as at 13 November 2006) are:

Rank	Name	Issued Capital (%)
1	ANZ Nominees Ltd	5.90
2	National Nominees Ltd	5.37
3	JP Morgan Nominees Australia Ltd	4.73
4	Westpac Custodian Nominees Ltd	4.63
5	HSBC Custody Nominees (Australia) Ltd	2.54

Upon the successful completion of the Alinta/AGL Transaction, the shareholder base of the Alinta Group has increased significantly to include former AGL shareholders as new shareholders of Alinta.

8.4 Directors of Alinta

(a) Chairman and non-executive director

J H (John) Poynton AM, CitWA, B Comm, SF Fin, FAICD, FAIM

John Poynton, 54, is a co-founder and executive Chairman of Azure Capital. John is a non-executive director of Burswood Ltd (appointed September 2004) and Multiplex Ltd (appointed October 2003), and Deputy Chairman of Austal Ltd (appointed August 1998).

John is a member of the Payments System Board of the Reserve Bank of Australia, Chairman of the West Australian Museum Foundation and a member of the board of the Business School at the University of WA, where he also serves as Adjunct Professor of Financial Services. John joined the Alinta 2000 Board in October 2000 and the Alinta Board on 25 October 2006. John is also Chairman of the Alinta Board's Remuneration and Nomination Committee.

Note:
11. Being 14 November 2006, the day prior to the announcement of the Offer.

Overview of Alinta

Other Investments

- > Alinta Infrastructure Holdings (22.6%)
- > Australian Pipeline Trust (25.4%)[2]
- > WLPG, WA

Asset Management
(NSW, VIC, SA, QLD, ACT, TAS, NT and WA)

- > Alinta asset management
- > Agility asset management
- > Alinta Energy – Power Services (WA, VIC and NZ)



Dampier to Bunbury Natural Gas Pipeline (16.8%)[1]
Dampier
Cawse cogeneration
Perth
AlintaAGL, Gas and Electricity Retail, WA (67%)
AlintaGas network, WA (74%)
AlintaAGL cogeneration (67%)
Wattle Point Wind Farm
Melbourne
Victorian electricity distribution network
United Energy Distribution network (34%)
Multinet gas distribution network (20%)
NSW gas distribution network
Sydney
Canberra
ActewAGL gas and electricity distribution networks (50%)

(b)Non-executive directors

J H (John) Akehurst MA Eng Sc (Oxon), FIMechE, FAICD
John Akehurst, 58, is a non-executive director of CSL Limited (appointed April 2004) and Coogee Resources Limited (appointed March 2006). He is a consultant to RSA Consulting Pty Ltd and a senior adviser to McKinsey and Company.

John has 30 years' operational and management experience in the oil and gas industry. He is a former Chief Operating Officer and Chief Executive Officer of Woodside Petroleum Limited (Woodside) and a former non-executive director of Oil Search.

John is a director of the University of WA Graduate School of Management (appointed April 1995) and of Youth Focus (appointed September 1997).

John joined the Alinta 2000 Board as a non-executive director on 24 July 2006 and the Alinta Board on 25 October 2006. John is also a member of the Alinta Board's Remuneration and Nomination Committee and Audit and Risk Management Committee.

F E (Fiona) Harris, B Comm, FCA, FAICD
Fiona Harris, 46, is a professional non-executive director. Previously, she spent 14 years with a major chartered accounting firm in Perth, San Francisco and Sydney. She was an Audit & Assurance partner in the NSW practice of that firm when she retired in 1994. She is a director of AIL (appointed 12 August 2005), AFML (appointed 26 August 2005), Heytesbury Pty Ltd (appointed 20 June 2005) and West Australian Symphony Orchestra Holdings Pty Ltd (appointed 30 October 2003). Fiona is also President of the State Council of the Australian Institute of Company Directors and a member of its national board (appointed 16 November 2005). Fiona joined the Alinta 2000 Board on Alinta 2000's incorporation in January 2000 and the Alinta Board on 25 October 2006.

Fiona was also previously a director of NM Rothschild & Sons (Australia) Ltd (appointed 3 September 2004 – resigned 7 July 2006), Portman Limited (appointed 19 December 2003 – resigned 12 April 2005), Burswood Limited (appointed 1 August 2003 – resigned 3 September 2004), Evans and Tate Limited (appointed 19 September 1999 – resigned 15 August 2003) and HBF Health Funds Inc (appointed 19 December 1995 – resigned 25 October 2005). Fiona is Chairman of the Alinta Board's Audit and Risk Management Committee.

T R (Tina) McMeckan BSc, MBA, FAICD
Tina McMeckan, 56, has substantial energy market and utilities infrastructure experience, having served on the boards of a number of energy corporations including United Energy Limited (appointed 11 December 2002 – resigned 23 July 2003), Snowy Hydro Trading, the Westar and Kinetik Energy Group, Solaris Power and with the Victorian government on energy reform. Tina is Chairman of the Zoological Parks and Gardens Board in Victoria and the Centre for Eye Research Australia Limited (appointed 24 September 2003). She is also a director of Nanotechnology Victoria Limited (appointed 4 February 2004), the Vision Co-operative Research Centre (appointed 9 August 2004), the AusIndustry Research and Development Board Funds Management Committee (appointed 9 May 2005) and Deacons law firm (appointed 1 January 2005). Tina joined the Alinta 2000 Board in October 2003 and the Alinta Board on 25 October 2006.

Tina is a member of the Alinta Board's Remuneration and Nomination Committee.

M J (Michael) Wilkins BCom, MBA, DLI, FCA
Michael Wilkins, 50, is Managing Director of Promina Group Limited. He has over 25 years' experience in the insurance and financial services sector having been a director of Tyndall Australia Limited from January 1990 (Managing Director from April 1994) until the acquisition of that company by Promina Group Limited in July 1999. He was appointed Managing Director of Promina Group Limited on 1 August 1999. Michael is currently a director and immediate past President of the Insurance Council of Australia and is also a past director of IFSA.

Michael joined the Alinta 2000 Board in July 2005 and the Alinta Board on 25 October 2006. Michael is also a member of the Alinta Board's Audit and Risk Management Committee.

(c) Chief Executive Officer

R B (Bob) Browning B Sc, MBA, M Sc
Bob Browning, 51, is the Chief Executive Officer of Alinta, having commenced as Chief Executive Officer of Alinta 2000 in March 2001. Bob is a member of the board of the West Australian Chamber of Commerce and Industry (appointed 21 February 2002) and is a director of AIL (appointed 10 March 2004), AFML (appointed 21 July 2005), the Business School at the University of WA (appointed 27 March 2006) and Austal Limited (appointed 2 September 2003). Bob was also previously a director of Uecomm Limited (appointed 8 April 2004 – resigned 16 July 2004).

8.5 Alinta IHPL

Alinta IHPL is an unlisted proprietary company incorporated in Australia and is a wholly owned subsidiary of Alinta.

The current directors of Alinta IHPL are:
(a) Bob Browning (Chief Executive Officer, Alinta)
(b) Murray King (General Counsel and Company Secretary, Alinta)
(c) Stephen Pearce (Chief Financial Officer, Alinta).

8.6 Alinta ASX Announcements

Alinta is a company listed on the ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and the ASX Listing Rules. For information concerning the financial position and affairs of Alinta, you should refer to the full range of information that has been disclosed by Alinta pursuant to these requirements. Copies of announcements made by Alinta to ASX are available from ASX.

9. Profile of AIH

9.1 Sources of information

The following brief description of AIH contained in section 9 has been prepared by Alinta using publicly available information. Whilst Alinta has completed a substantial analysis of the business operated by AIH, information in this Bidder's Statement concerning AIH's business has not been independently verified. To the extent permitted by law, Alinta does not make any representation or warranty, express or implied, as to the accuracy, currency or completeness of such information.

The information about AIH should not be considered comprehensive. Further information relating to AIH's business may be included in AIH's Target's Statement which AIH must provide to AIH Securityholders.

9.2 Overview of AIH

AIH was demerged from Alinta 2000 and listed on ASX in October 2005 with assets comprising a portfolio of power stations and gas pipelines acquired by Alinta 2000 from the Duke Energy Group in April 2004. As at the date of this Bidder's Statement, AIH Securities are partly paid securities: the securities are paid up to $2.00 and a second (and final) instalment of $1.20 per AIH Security is payable on 29 December 2006.

If the Second Instalment is not paid by an AIH Securityholder on 29 December 2006, AIL and AFML can sell any or all of that AIH Securityholder's AIH Securities to fund the Second Instalment (as set out in the AIH Offer Document). AIH Securityholders will receive any proceeds of sale remaining after the deduction of the Second Instalment (together with any interest payable as a result of the Second Instalment not being paid on 29 December 2006), together with fees, costs and expenses of AIL and AFML incurred in relation to the sale.

AIH operates under a triple stapled structure and comprises the three entities: AIL, AIT and AIIT. Each of AIT and AIIT are registered managed investment schemes under the Corporations Act. The responsible entity of AIT and AIIT is AFML, a company wholly owned by Alinta. AMS, a wholly owned subsidiary of Alinta, provides all management personnel to AIL and AFML.

9.3 Principal activities of AIH

AIH's gas transmission business consists of ownership of the Eastern Gas Pipeline, Tasmanian Gas Pipeline, Queensland Gas Pipeline, the VicHub interconnect facility situated at Longford in Victoria and an 11.8 per cent interest in the Goldfields Gas Transmission Pipeline in Western Australia. The power generation business includes AIH's ownership of power stations at Newman and Port Hedland in Western Australia, Bairnsdale in Victoria and Glenbrook in New Zealand.

9.4 Historical financial information on AIH

AIH's last published audited financial statements are for the year ended 31 December 2005 and were lodged with ASX on 10 March 2006. AIH also released its half-year results for the six month period ending 30 June 2006 to ASX on 15 August 2006. Alinta is not aware of any material changes to AIH's financial position since the release of these half-year results other than as stated in this Bidder's Statement and announcements made by AIH.

9.5 AIH ASX announcements

AIH is a company listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and the ASX Listing Rules. For information concerning the financial position and affairs of AIH, you should refer to the full range of information that has been disclosed by AIH pursuant to these requirements. Copies of announcements made by AIH to ASX are available from ASX.

In addition, the Corporations Act requires that AIH provide a Target's Statement to holders of AIH Securities setting out their recommendations in relation to this Offer and all the information that the holders and their professional advisers would reasonably require to make an informed assessment of whether to accept the Offer.

A list of announcements made in relation to AIH which have been lodged with ASX since the end of its half year ended 30 June 2006 is set out in Appendix 1. This information may be relevant to your assessment of the Offer.

Overview of AIH



Port Hedland Power Station
- 175MW gas-fired power station
- 3 units located at Port Hedland supplying electricity to BHP Iron Ore mine and ports
- 2 units located at BHPB HBI Plant
Newman Power Station
- 105MW gas-fired power station
- Supplies electricity to BHP Iron Ore mine
- 11.8% owner
- 1,380km pipeline from Carnarvon Basin to Kalgoorlie
Perth
Kalgoorlie
Albany
Rockhampton
- 627km pipeline from Wallumbilla to Gladstone and Rockhampton
Gladstone
Brisbane
Sydney
Wollongong
Canberra
Melbourne
- 795km pipeline from Gippsland Basin to Sydney
Bairnsdale Power Station
- 94MW gas-fired power station
- Gas pipeline interconnect
Launceston
Hobart
- 734km pipeline from Gippsland Basin to Tasmania
Glenbrook Power Station
- 112MW cogeneration plant
- Supplies electricity and steam to NZ Steel's steel works
Power Stations
Gas Transmission Pipelines
Cities inserted for geographical reference

10. Information on Securities in AIH

10.1 Capital Structure of AIH

According to documents lodged by AIH with ASX as at the date this Bidder's Statement is lodged with ASIC, the total number of securities in AIH is 293,127,627.

10.2 AIH Security price performance

The closing price of AIH Securities on ASX on 14 November 2006 (being the day before Alinta announced the Offer) was $1.97.

The table below shows AIH Security price performance since its initial quotation on ASX on 4 October 2005 to the day before Alinta announced the Offer.



$2.40
$2.30
$2.20
$2.10
$2.00
$1.90
$1.80
$1.70
$1.60
OCT 05
NOV 05
DEC 05
JAN 06
FEB 06
MAR 06
APR 06
MAY 06
JUN 06
JUL 06
AUG 06
SEP 06
OCT 06
NOV 06

10.3 Alinta IHPL's relevant interest in AIH Securities

The number of AIH Securities that Alinta IHPL had a relevant interest in (as at the dates specified) is shown below:

	At date of this Bidder's Statement	At date first Offer is sent
AIH Securities	66,222,305	117,573,466

10.4 Alinta IHPL's voting power in AIH

Alinta IHPL's voting power in AIH (as at the dates specified) is shown below:

	At date of this Bidder's Statement	At date first Offer is sent
Voting power in AIH	22.592%	40.110%

10.5 Acquisition by Alinta of AIH Securities during previous 4 months

During the period beginning 4 months before the date on which this Bidder's Statement is lodged with ASIC and ending the day before the date the first offer is sent, neither Alinta IHPL nor any associate of Alinta IHPL has provided, or agreed to provide, consideration for a AIH Security except as shown below.

Members of the Alinta Group have provided consideration for the purchase of 58,911,161 AIH Securities. Particulars are:

Date	No of AIH Securities	Cash consideration
11 September 2006	3,126	$1.68 per security
12 September 2006	131,874	Prices ranging between $1.67 and $1.68 per security
13 September 2006	425,000	Prices ranging between $1.655 and $1.685 per security
15 November 2006	7,000,000	$2.06 per security
17 November 2006	21,200,901	$2.06 per security
20 November 2006	3,405,521	$2.06 per security
21 November 2006	7,818,887	$2.06 per security
22 November 2006	5,661,489	$2.06 per security
23 November 2006	1,978,616	$2.06 per security
24 November 2006	1,254,827	$2.06 per security
27 November 2006	2,111,617	$2.06 per security
28 November 2006	3,970,069	$2.06 per security
29 November 2006	1,529,532	$2.06 per security
30 November 2006	1,393,537	$2.06 per security
1 December 2006	1,026,165	$2.06 per security

10.6 Inducing benefits given by Alinta IHPL during previous 4 months

Except as set out in this Bidder's Statement, during the period beginning 4 months before the date on which this Bidder's Statement is lodged with ASIC and ending the day before the date the first offer is sent, neither Alinta IHPL nor any associate of Alinta IHPL, gave, or offered to give or agreed to give a benefit to another person that is not available under the Offers and was likely to induce the other person, or an associate of the other person, to:

(a) accept an Offer; or

(b) dispose of AIH Securities.

11. Alinta's intentions

11.1 Overview and Rationale

As at the date of lodgement of this Bidder's Statement, Alinta owned approximately 22% of AIH, a substantial interest in APT and has approximately $6 billion in infrastructure assets on its own balance sheet. This structure is considered both sub-optimal and unsustainable for the long term. While Alinta considers the fundamental concept of listing AIH in October 2005 to be sound, it believes the nature of its business and market conditions more generally have changed substantially.

In making this Offer to acquire all of the securities in AIH, Alinta management are seeking to realise the opportunity as Australia's largest energy infrastructure owner to develop an infrastructure asset model that can fully benefit its shareholders, drawing from the substantial economies of scale and expertise held across the network, whilst minimising the cost of corporate governance and management.

Set out in this section 11 are Alinta's intentions in respect of AIH. These intentions are based on the information concerning AIH which is known to Alinta and the existing circumstances affecting the business of AIH, at the date of this Bidder's Statement. References to the intentions of Alinta IHPL include the intentions of Alinta. These intentions address the circumstances under which: Alinta IHPL (and its associates) have relevant interests in at least 90% of AIH Securities and Alinta IHPL becomes entitled to compulsory acquire AIH Securities; holds between 50.1% and 90% of AIH Securities, and holds less than 50.1% of AIH Securities.

Alinta and AIH (AIL and AFML) have two directors in common and Alinta provides management services to AIH, which has no employees. In formulating the Offers, Alinta is not aware of and has not had access to any price sensitive information concerning AIH or its securities that is not in the public domain.

Alinta intends that the directors of AIL and AFML appointed by it will act at all times in accordance with their fiduciary duties and the law and that all requisite securityholder approvals and other legal requirements will be complied with in pursuing any of the intentions outlined in this section 11.

11.2 Compulsory acquisition of AIH Securities

If, as a result of the Offers, Alinta IHPL becomes entitled to compulsorily acquire outstanding AIH Securities under Part 6A.1 of the Corporations Act, Alinta IHPL presently intends to proceed with compulsory acquisition of those AIH Securities. Alinta IHPL then intends to procure that AIH is removed from the official list of ASX.

11.3 Intentions for AIH as a wholly owned entity

The intentions of Alinta IHPL if AIH becomes wholly owned by Alinta IHPL are set out in this section 11.3.

Under the constitutions of both AIL and AFML, during the Relationship Period the board of AIL and AFML must comprise at least 6 directors consisting of two directors appointed by Alinta and four independent directors. In addition, the constitution of AFML requires that while AFML acts as responsible entity of a managed investment scheme registered under the Corporations Act, more than half of its directors must be independent directors or AFML must establish a compliance committee.

Alinta intends to amend the constitutions of both AIL and AFML to reduce the minimum number of directors, remove the board composition requirements and reconstitute the boards of AIL and AFML with persons nominated by Alinta. Alinta also intends that AFML apply for AIT and AIIT to be deregistered as managed investment schemes under the Corporations Act, on the basis that Alinta IHPL will be the only member of these 2 schemes.

Alinta intends to consolidate the head office and management of AIH with that of Alinta. AIH does not have any employees (staff are seconded to AIH from Alinta Limited).

11.4 Intentions for AIH if Alinta IHPL holds less than 90% of AIH Securities

If, following the close of the Offers, Alinta IHPL holds less than 90% of AIH Securities, Alinta will seek to optimise corporate governance arrangements to maximise value for both Alinta and minority AIH Securityholders.

Alinta IHPL, subject to the Corporations Act and AIH's constitutions, presently intends to propose and vote in favour of a special resolution to amend the constitution of AIL to remove the distinction between directors nominated by Alinta and independent directors on the board of AIL. In other words, all directors of AIL will be appointed and removed by shareholders in general meeting and will be subject to retirement by rotation at least every 3 years. If these amendments are made to the constitution of AIL, Alinta (as the sole shareholder in AFML) would propose to change the constitution of AFML to also remove the distinction between directors nominated by Alinta and independent directors and instead provide that a person may only be a director of AFML if they are also a director of AIL (this will ensure that the board of AFML mirrors the board of AIL).

If these amendments to the constitutions of AIL and AFML take effect, Alinta intends to cause the board of AIL to be reconstituted so that the proportion of Alinta nominated directors on the board of AIL is broadly similar to the proportion of AIH Securities held by Alinta. (These directors will, however, retire at the next annual general meeting after their appointment and be subject to re-election by all AIH Securityholders, in the same manner as other directors of AIL). Alinta has not made any decision as to the identity of the directors it might wish to nominate for appointment to the boards.

Alinta is aware that while AIH remains listed and in the top 300 of the ASX/S&P All Ordinaries Index it is mandatory that AIL and AFML have an audit committee, comprising at least 3 members, all of whom are non-executive directors, with the majority being independent directors, and chaired by an independent chairman (who is not chairman of the corresponding board). Alinta has not formed any view as to the identity of such independent directors.

Alinta intends that once the board of AIL has been reconstituted, the board of AFML will be constituted in an identical manner (provided that the constitutions of AIL and AFML have been amended as set out above).

Alinta considers that it is unnecessary that AFML incur the extra expense of a compliance committee, unless one is required by law. Accordingly, Alinta intends to amend the constitution of AFML so that AFML is only required to appoint a compliance committee if required by law to do so (that is, where less than one half of the directors of AFML are "external directors").

Responsible entity
Alinta does not intend to replace AFML as the responsible entity of AIT and AIIT.

ASX listing
Alinta will review the ongoing suitability of AIH for listing on ASX.

If AIH continues to be listed, AIH Securityholders should be aware that where AIH is a part owned controlled entity of Alinta, if they do not accept the Offer, the liquidity and index weighting in certain ASX indices of AIH Securities may be materially diminished given the reduced free float of AIH Securities.

Distribution policy
Alinta expects that AIH will pay distributions consistent with the distribution forecasts (of 15.75 cents in relation to the 2006 financial year and 28.5 cents in relation to the 2007 financial year) set out by the directors of AIH (AIL and AFML) in the half yearly report for the six month period to 30 June 2006 dispatched to AIH Securityholders on 29 September 2006 (in that report, the directors of AIH reaffirmed the forecast guidance set out in the AIH Offer Document).

In the longer term (i.e after the end of the forecast period ending 31 December 2007 described in the AIH Offer Document), Alinta expects AIH to pay a gross distribution yield that is consistent with comparable listed entities in the Australian market.

Alinta expects that AIH will continue to pay distributions twice yearly, for each six month period ending 30 June and 31 December, within three months of the end of each six month period.

Distribution Reinvestment Plan (DRP)
Alinta expects the DRP will be reviewed from time to time and operated in accordance with the capital needs of AIH.

Further acquisitions of AIH Securities
Alinta may acquire further AIH Securities under the "creep" provisions of the Corporations Act. These provisions permit Alinta and its associates to purchase up to 3% of AIH Securities every six months. Alinta has not decided whether it will purchase additional AIH Securities under the "creep" provisions. This decision is dependent on the number of AIH Securities Alinta acquires under the Offer and the market conditions at the time.

11.5 Intentions for AIH if Alinta IHPL holds less than 50.1% of AIH Securities

If Alinta IHPL holds less than 50.1% of AIH Securities following the Offer, Alinta expects to remain the largest securityholder of AIH and continue to operate as its service provider under the suite of agreements currently in place.

Alinta's interest in AIH will continue to be held as an investment rather than an integral part of its operational assets which can be fully optimised as a part of its broader portfolio. As such, Alinta expects that the full value of the AIH assets will be unrealised should this scenario eventuate.

Alinta does not intend to propose changes to the constitutions of AIL or AFML. If Alinta does not have control of AIH it will also not be in a position to review the suitability of AIH for listing on ASX, AIH's distribution policy or AIH's DRP as set out above.

Options that remain available to Alinta under this scenario include purchasing additional AIH Securities under the "creep" provisions of the Corporations Act or maintaining its current level of securityholding going forward.

11.6 On market purchases

Until the close of the Offer Period, Alinta intends to acquire AIH Securities on market for cash consideration up to the price offered under this Bidder's Statement.

11.7 Other intentions

Subject to the above it is the present intention of Alinta, on the basis of the information concerning AIH which is known to it and the existing circumstances affecting the business of AIH, that:

(a) the business of AIH will otherwise be continued in substantially the same manner as it is presently being conducted;

(b) no other major changes will be made to the business of AIH;

(c) there will not be any other redeployment of the fixed assets of AIH; and

(d) there will be no changes to the employment of any employees (since there are none).



Additional information

D

12. Sources of cash consideration

12.1 Overview

The maximum amount of cash payable under the Offers if Alinta IHPL acquires all of the AIH Securities in which it (or its associates) does not already have a relevant interest is approximately $739.7 million. This is calculated on the basis that Alinta IHPL provides $3.26 consideration for each AIH Security that it does not already own. The consideration payable under the Offer is final and will not be increased.

The cash consideration payable under the Offer will be funded through:

(a) cash reserves of the Alinta Group (which, as at 15 November 2006, were in excess of $300 million); and

(b) a $525 million loan facility provided by the Société Générale and ANZ (the **Lenders**) to Alinta 2000 in the form of a committed bridge facility (**Loan Facility**).

The aggregate of the cash reserves and the available funds under the Loan Facility are in excess of the consideration required to fund the Offer.

12.2 Internal funding arrangements

Intercompany loan agreements have been entered into whereby cash held within the Alinta Group and funds which Alinta 2000 draws down under the Facility Agreement will be made available to Alinta IHPL to fund the Offer. These internal arrangements:

(a) are not subject to any conditions precedent to drawdown;[12] and

(b) do not permit any demand for repayment of funds while Alinta IHPL has an outstanding obligation to make payment under the Offer.

12.3 Loan Facility documentation

On 15 November 2006, Alinta 2000 entered into a facility agreement (**Facility Agreement**) pursuant to which the Lenders agreed to provide financing of up to $525 million for the acquisition of up to 100% of the securities in AIH that Alinta 2000 does not currently hold, as well as payment of the Second Instalment in respect of AIH Securities acquired. The Lenders have severally underwritten similar portions of the financing.

The Facility Agreement provides that the Loan Facility is available for drawdown from signing of the Facility Agreement until 31 March 2007 and that the repayment date is 6 months after signing the Facility Agreement.

The Facility Agreement contains provisions relating to payment of interest and repayment of principal, conditions precedent to drawdown, representations and warranties, events of default, review events and covenants by Alinta Group entities.

These provisions are customary for loan facilities of this nature and include those described below.

(a) Conditions precedent to drawdown

The Facility Agreement includes conditions precedent to drawing funds under the Loan Facility which are procedural, formal or within the control of Alinta, including the following conditions precedent:

(i) execution of all Finance Documents (these documents are in a form agreed with the Lenders);

(ii) evidence that the Alinta Group has used $239 million of its own cash reserves to acquire AIH Securities;

(iii) no event of default or potential event of default is continuing or would result from the proposed drawdown of funds; and

(iv) accuracy of representations and warranties.

Alinta is not aware of any reason why the above conditions precedent will not be satisfied at the times that payment is required to be made under the Offer.

(b) Representations and warranties

The Facility Agreement includes representations and warranties which are customary for such a financing. These include matters relating to status and due authorisation, power and authority to enter into the Finance Documents, no events of default, accuracy of information, no commencement of material proceedings, validity of security and other matters which are procedural, formal or within the control of Alinta.

Alinta is not aware of, and does not expect that there will occur, any breaches of representations or warranties contained in the Facility Agreement.

(c) Events of default and review events

The Facility Agreement includes events of default usual for a facility for this type and customary grace and rectification periods including the following:

(i) non-payment of amounts due under the financing arrangements;

(ii) cross default in respect of other financial obligations, above certain thresholds;

(iii) material adverse change to the Alinta Group or to Alinta 2000's ability to perform its obligations under the Finance Documents; and

(iv) commencement of insolvency proceedings or creditors process.

Under the Facility Agreement, a Lender may require repayment of the Loan Facility on the occurrence of a review event, including a change of control of Alinta or a ratings downgrade. In the event of a change of control of Alinta, on the current timetable for the Offer, repayment could not be required at a time before Alinta IHPL was required to meet any payment obligations under the Offer.

Note:
12. The conditions precedent to the Loan Facility are discussed in section 12.3(a).

Alinta is not aware of the occurrence of, and does not expect that there will occur, any events of default or review events as defined in the Facility Agreement which could prevent Alinta 2000 from drawing funds under the Loan Facility. Alinta expects that it will be within Alinta's control to ensure that no such events occur given, among other things, that substantial parts of Alinta's business are based on long term contracts which produce stable cash flows.

(d)Undertakings

The Facility Agreement includes undertakings usual for a facility for this type of financing, including the following undertakings by Alinta:

(i) a negative pledge (that is, not to create or allow to exist any security interest over property or assets), subject to certain exceptions;

(ii) not to dispose of a substantial part of its assets (except, among other things, in the ordinary course of business);

(iii)restrictions on financial indebtedness with certain exceptions; and

(iv)that there will be no substantial change to Alinta's business.

Alinta is not aware of, and does not expect that there will occur, any breach of undertakings in the Facility Agreement.

(e)Guarantee

The Facility Agreement includes a guarantee by Alinta and Alinta IHPL of all payment obligations of Alinta 2000 under the Loan Facility.

12.4 Other matters

It should be noted that none of the conditions precedent to drawdown, representations and warranties, events of default, review events or undertakings as described or referred to above are reflected in conditions of the Offer (which is unconditional). This means that if a condition precedent to drawdown was not satisfied or if a breach of representation, warranty or undertaking or event of default or review event were to occur and the Lenders were to rely on that breach or event to not provide funding to the Offer pursuant to the Loan Facility, Alinta IHPL may be obliged to proceed with the Offer and pay the consideration due to shareholders who accept the Offer. In that event, Alinta or Alinta IHPL would have to arrange alternative funding for the Offer. However, neither Alinta nor Alinta IHPL is aware of or expects that there will occur any failure to satisfy a condition precedent to drawdown or any breach of representation, warranty, undertaking or any event of default or review event.

On the basis of the arrangements described in this section 12, Alinta IHPL is of the opinion that it has a reasonable basis for holding the view, and it holds the view, that it will be able to provide the consideration required to satisfy its obligations under the Offer.

13. Taxation considerations

13.1 Introduction

The following is a general description of the Australian income tax, Goods and Services Tax ("**GST**") and stamp duty consequences arising to AIH Securityholders as a result of accepting the Offer. The comments set out below are only relevant to those AIH Securityholders who accept the Offer, as well as to those AIH Securityholders who do not accept the Offer if Alinta IHPL proceeds to compulsorily acquire their AIH Securities following Alinta IHPL (and its associates) having a relevant interest in at least 90% of the AIH Securities (by number) on issue at any time during the Offer Period.

Further, the comments set out below are relevant only to those AIH Securityholders who hold their AIH Securities on capital account. The comments do not apply to all AIH Securityholders and, in particular, do not apply to:

- AIH Securityholders who hold their AIH Securities as trading stock or revenue assets;
- non Australian tax resident AIH Securityholders who, on an associate-inclusive basis, own (or are deemed to own) 10% or more of AIH Securities on issue at any time since the IPO of AIH; or
- AIH Securityholders who are not the beneficial owner of their AIH Securities.

These comments are based upon the tax law in effect at the date of this Bidder's Statement but are not intended to be an authoritative statement of the tax laws applicable to the particular circumstances of each AIH Securityholder. The tax implications will vary for each AIH Securityholder. The information contained in this section does not constitute tax advice and should not be relied upon as such. AIH Securityholders should seek independent professional advice about their own particular circumstances.

13.2 Australian resident AIH Securityholders

Acceptance of the Offer will involve the disposal by AIH Securityholders of their AIH Securities by way of transfer to Alinta IHPL. The transfer of each AIH Security will constitute a Capital Gains Tax ("**CGT**") event for Australian CGT purposes. On the basis that the AIH IPO took place in October 2005, none of the AIH Securities should be pre-CGT assets.

Capital gains tax apportionment of stapled securities

For Australian tax purposes, each of the three types of securities, being the AIL Share, the AIT Unit and the AIIT Unit (which together comprise of the AIH Securities) are considered to be separate CGT assets.

Therefore, AIH Securityholders need to apportion the cost of the investment in each AIH Security and the capital proceeds on the disposal of each AIH Security over the separate assets that comprise the stapled security. The Australian Taxation Office will accept an apportionment done on a "reasonable basis". Alinta will provide guidance via their website of the percentages that could be applied when determining an allocation of cost base or an allocation of capital proceeds to each of the separate CGT assets that make up the stapled security.

Capital proceeds

Australian resident AIH Securityholders may make a capital gain or capital loss on the transfer of each AIH Security, depending on whether their capital proceeds from the disposal of each AIH Security is more than the cost base of that AIH Security, or whether the capital proceeds are less than their reduced cost base of that AIH Security. The total capital proceeds received by AIH Securityholders for the transfer of their AIH Securities should be either $2.06 (if their acceptance was received by Alinta IHPL in sufficient time to be processed and lodged for registration with AIH on or before 20 December 2006) or $3.26 (if not).

As provided above, the capital proceeds will need to be apportioned amongst each of the separate assets that comprise each AIH Security to determine the capital gain for each asset.

Cost base

The cost base of each AIH Security generally includes the cost of acquiring the security plus any incidental costs incurred upon acquisition and/or disposal that are not deductible to the AIH Securityholder.

Assuming that the AIH Securityholder acquired the AIH Securities under the IPO and subject to the comments below:

> For those AIH Securityholders whose acceptances are received by Alinta IHPL in sufficient time to be processed and lodged for registration with AIH on or before 20 December 2006, the total first element of cost base for the AIH Securities should be $2.00. This should also be the case if these AIH Securityholders have paid the second instalment of $1.20 as this amount will be refunded in full by Alinta IHPL and will therefore not be included in cost base; and

> For those AIH Securityholders whose acceptances are not received by Alinta IHPL in sufficient time to be processed and lodged for registration with AIH on or before 20 December 2006, the total first element of cost base for the AIH Securities should be $3.20.

As provided above, the total cost base will need to be apportioned amongst each of the separate assets to determine the capital gain for each asset. The cost base of the Units in each Trust (once determined) will be reduced by the amount of any tax deferred component of distributions from the Trusts. As distributions have only been made by AIT to date, the reduction in cost base relates only to the AIT Units. Distributions were made in 2005 of 4.5 cents per AIH Security and in 2006 of 7.75 cents per AIH Security. Therefore, the cost base for each AIT Unit (once determined) will need to be reduced by 12.25 cents per AIT Unit.

Other matters

Individuals, complying superannuation entities or trustees that have held an AIH Security for at least 12 months may be entitled to discount the amount of the capital gain (after application of capital losses) from the disposal by 50% in the case of individuals and trusts or by 33% for complying superannuation entities.

As the AIH IPO took place in October 2005, no indexation will be available.

Taxpayers may choose to offset any capital losses incurred in an income year against non-discounted capital gains derived in the same year prior to offsetting capital losses against any discounted capital gains derived in the same year.

Net capital gains (after any available discounting) are included in assessable income and are subject to income tax. A net capital loss may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

13.3 Non-resident Securityholders

AIH Securityholders who are not resident in Australia for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer.

AIH Securityholders who are not resident in Australia for income tax purposes are generally not subject to Australian CGT on the disposal of AIH Securities if they and their associates have not held 10% or more of the issued AIH Securities at any time since the IPO of AIH.

On 22 June 2006, the Australian Government introduced legislation (Tax Laws Amendment (2006 Measures No. 4) Bill 2006) into Parliament which fundamentally changes the way that Australia's CGT provisions apply to non residents that invest in or carry on business in Australia. The legislation provides that non residents will only be subject to Australian CGT where the interest is a direct or indirect interest in Australian real property. It is proposed that the new rules will be effective from the date of Royal Assent. The legislation has not been enacted and is currently before Parliament as at the date of this Bidder's Statement.

13.4 GST

AIH Securityholders should not be liable to GST in respect of a disposal of their AIH Securities.

13.5 Stamp Duty

AIH Securityholders will pay no stamp duty on the transfer of their AIH Securities to Alinta IHPL.

14. No other material information

Except as set out in this Bidder's Statement, there is no information material to the making of a decision by an offeree whether or not to accept the Offer, being information that is known to Alinta IHPL and has not previously been disclosed to the holders of AIH Securities.

15. Other matters

15.1 Approvals for payment of consideration

Alinta IHPL is not aware of any AIH Securityholder who requires any approval referred to in section 4.6 in order to be entitled to receive any consideration under the Offer.

So far as Alinta IHPL is aware, unless the Reserve Bank of Australia has given specific approval under the *Banking (Foreign Exchange) Regulations 1959* (Cth), payments or transfers to or for the order of prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries are subject to certain limited exceptions, restrictions or prohibitions. Based on Alinta IHPL's searches, the prescribed governments, countries and entities are as follows:

(a) supporters of the former government of the Federal Republic of Yugoslavia;

(b) ministers and senior officials of the Government of Zimbabwe; and

(c) certain entities associated with the Democratic People's Republic of Korea (North Korea).

The places to which and persons to whom the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation), and any person named on the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

The places to which and persons to whom the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth) currently apply include a bin Laden Entity and a Taliban Entity (as those terms are defined in those regulations).

The *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth) apply in respect of members of the previous government of Iraq, its senior officials and their immediate families, and any entity owned or controlled by such persons.

15.2 Modifications to and exemptions from the Corporations Act

Alinta IHPL has not obtained from ASIC any modifications of, or exemptions from, the Corporations Act in connection with the Offer. However, ASIC has published various instruments providing for modifications and exemptions that apply generally to all persons, including Alinta IHPL.

15.3 Consents

Each of the following have consented to being named in this Bidder's Statement in the form and context in which they are named and have not withdrawn that consent as at the date of this Bidder's Statement:

(a) Alinta;

(b) Blake Dawson Waldron;

(c) ANZ;

(d) Société Générale; and

(e) Computershare.

This Bidder's Statement contains statements made by, or statements said to be based on statements made by Alinta and its directors and each of Alinta and its directors has consented to the inclusion of such statements in the form and context in which they appear and has not withdrawn that consent as at the date of this Bidder's Statement.

This Bidder's Statement includes or is accompanied by statements which are made in or based on statements made in documents lodged with ASIC or on the company announcement platform of ASX. Under the terms of ASIC class order 01/1543, the parties making those statements are not required to consent to, and have not consented to, the inclusion of those statements in this Bidder's Statement. If you would like to receive a copy of any of these documents please contact the Alinta Offer Information Line on 1800 882 619 (within Australia) or + 61 2 8280 7928 (outside Australia) and you will be sent copies free of charge.

Definitions and interpretation



E

16. Definitions

The following definitions apply in interpreting this Bidder's Statement and the Acceptance Form, except where the context makes it clear that a definition is not intended to apply:

AAM means Alinta Asset Management Pty Ltd ACN 104 352 650.

Acceptance Form means the form with that title that accompanies this Bidder's Statement.

ActewAGL means the ACTEWAGL Distribution Partnership and the ACTEWAGL Retail Partnership, which partnerships are governed by an umbrella agreement between the partners in each partnership, Actew Corporation Limited, AGL (being the company currently called Alinta LGA Ltd), AGL Energy and Alinta.

ACTEW Corporation means ACTEW Corporation Limited ACN 069 381 960.

ACTEWAGL Distribution Partnership means the distribution partnership between Actew Distribution Limited and Alinta GCA Pty Ltd.

ACTEWAGL Retail Partnership means the retail partnership between Actew Retail Limited and Alinta ACT Retail Investments Pty Ltd.

AFML means Alinta Funds Management Limited ABN 14 115 403 757.

Agility means Agility Management Pty Limited ACN 086 013 461.

AGL means Alinta LGA Ltd (formerly called The Australian Gas Light Company) ACN 052 167 405.

AGL Energy means AGL Energy Limited ACN 115 061 375.

AGL Infrastructure Assets means all of the assets of AGL other than the assets owned by AGL Energy at Implementation, including:
(a) AGL's NSW gas distribution networks;
(b) AGL's Victorian electricity distribution network;
(c) Agility;
(d) the Cawse Cogeneration Plant;
(e) the Wattle Point Wind Farm;
(f) AGL's 50% interest in the ActewAGL distribution partnership; and
(g) the APT units held by AGL as at Implementation.

AIH means Alinta Infrastructure Holdings, the listed stapled entity comprising AIL, AIT and AIIT.

AIH Group means AIH and its controlled entities.

AIH IPO means the 2005 initial public offer of the former Duke Energy Group assets (other than the gas wholesale business) into AIH.

AIH Offer Document means the product disclosure statement and prospectus dated 29 August 2005 issued by AIL and Permanent Investment Management Limited ACN 003 278 831 as the responsible entity of AIT and AIIT.

AIH Registry means Computershare Investor Services Pty Ltd.

AIH Securities means stapled securities in AIH, each comprising (at the date of this Bidder's Statement) one partly paid unit in AIT, one fully paid unit in AIIT and one fully paid share in AIL.

AIH Securityholder means a holder of AIH Securities.

AIIT means Alinta Infrastructure Investment Trust ARSN 115 766 179.

AIL means Alinta Infrastructure Limited ACN 108 311 100.

AIT means Alinta Infrastructure Trust ARSN 115 765 985.

Alinta means Alinta Limited (formerly Alinta Mergeco Limited) ACN 119 985 590.

Alinta 2000 means Alinta 2000 Limited (formerly Alinta Limited) ACN 087 857 001.

Alinta 2000 Board means the board of directors of Alinta immediately prior to Implementation.

Alinta IHPL means Alinta IH Pty Ltd ACN 122 392 901.

AlintaAGL means AlintaAGL Pty Ltd ACN 102 848 055.

Alinta/AGL Transaction means the transaction described as the Recommended Proposal in the explanatory statement issued by Alinta dated 28 August 2006.

Alinta Energy means Alinta Energy Pty Ltd ACN 108 664 151.

Alinta Board means the board of directors of Alinta.

Alinta Group means Alinta and its related bodies corporate, including Alinta 2000 and Alinta IHPL.

AMS means Alinta Management Services Pty Ltd ACN 115 403 739.

ANZ means Australia and New Zealand Banking Group Limited ABN 11 005 357 522.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Limited.

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited.

Bidder's Statement means this document, being the statement made by Alinta IHPL under Part 6.5 Division 2 of the Corporations Act relating to the Takeover Bid.

Broker means a person who is a share broker and participant in CHESS.

Cawse Cogeneration Plant means the cogeneration plant at Cawse, 55km north-west of Kalgoorlie in WA, which supplies electricity, steam and desalinated water to the Cawse nickel project, owned by OMG Cawse Pty Ltd.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities.

CHESS Holding means a holding of securities on the CHESS Subregister of AIH.

CHESS Subregister has the meaning set out in the ASTC Settlement Rules.

Closing Date means 15 January 2007, unless extended or varied in accordance with section 1.4 or section 6.

Controlling Participant has the meaning set out in the ASTC Settlement Rules.

Corporations Act means the *Corporations Act 2001* (Cth).

DBNGP means the gas transmission pipeline between Dampier and Bunbury in WA.

Duke Energy means Duke Energy Corporation, a company incorporated in the USA.

Duke Energy Group means Duke Energy Limited now Alinta ED Ltd and its subsidiaries as at 22 April 2004 which were acquired by Alinta 2000 pursuant to the share sale agreement between it, Duke Energy International Asia Pacific Limited and others.

Eastern Gas Pipeline means the eastern gas pipeline which transports gas from the Gippsland Basin in Victoria to markets in Sydney and regional centres.

Encumbrance means:

(a) a mortgage, charge, pledge, lien, hypothecation or a title retention arrangement;

(b) a notice under section 255 of the *Income Tax Assessment Act 1936* (Cth), subdivision 260-A in schedule 1 to the *Taxation Administration Act 1953* (Cth) or any similar legislation;

(c) any other interest in or right over property (including a right to set off or withhold payment of a deposit or other money);

(d) any other thing that prevents, restricts or delays the exercise of a right over property, the use of property or the registration of an interest in or dealing with property; and

(e) an agreement to create anything referred to above or to allow any of them to exist.

External director has the same meaning as in section 601JA of the Corporations Act.

Finance Document means the Facility Agreement, each security document, the bank mandate and each other document that sets out the terms of the financing arrangements between the Lenders and Alinta 2000.

Foreign law means a law of a jurisdiction other than an Australian jurisdiction.

Goldfields Gas Transmission Pipeline means the natural gas transmission pipeline which transports gas from the Carnarvon Basin to Kalgoorlie in the goldfields of Western Australia.

GST has the same meaning as in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

HIN means Holder Identification Number.

Implementation means completion of the Alinta/AGL Transaction (which occurred on 25 October 2006).

km means kilometre.

Multinet Gas means Multinet Gas Partnership comprising Multinet Gas (DB No. 1) Pty Ltd ABN 66 086 026 986 and Multinet Gas (DB No. 2) Pty Ltd ABN 57 086 230 122.

Offer means the offer as set out in Part B of this Bidder's Statement (or, if the context so requires, Part B itself) and includes a reference to that offer as varied in accordance with the Corporations Act.

Offer Period means the period referred to in section 1.4 of this Bidder's Statement.

Operating Services Agreement means the agreement dated 29 August 2005 (as novated pursuant to a deed dated 13 November 2006) between Alinta, AIH and others for the provision of services for the management of the AIH businesses and the operation, management and maintenance of the AIH assets.

Queensland Gas Pipeline means the gas pipeline which transports gas from the Surat and Cooper Basins and from the Rolleston and Westgrover gas fields to markets in Gladstone and Rockhampton.

Register Date means the date set by Alinta IHPL under section 633(2) of the Corporations Act.

Relationship Period means the period ending on the earliest to occur of:
(a) Alinta and its related bodies corporate ceasing to hold at least 15% of the AIH Securities then on issue;
(b) the termination or expiry of the Operating Services Agreement (or any renewal of that agreement); and
(c) if Alinta or one of its related bodies corporate is the responsible entity of either of the AIT or AIIT:
 (i) Alinta or that related body corporate ceasing to be the responsible entity in circumstances where the new responsible entity is none of Alinta or its related bodies corporate; and
 (ii) contemporaneously with, or following the event in subparagraph (i) occurring, the holders of AIH Securities resolve that the Relationship Period is ended.

Rights means all accretions and rights attaching to AIH Securities after 15 November 2006 (including all rights to receive dividends and other distributions declared or paid and to receive or subscribe for securities, notes or options issued by AIH).

S&P ASX 100 index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

Second Instalment means the payment of $1.20 per AIH Security due on 29 December 2006.

Société Générale means Société Générale Australia Branch ABN 71 092 516 286.

Spark Infrastructure means the stapled entity trading as Spark Infrastructure Group admitted to the official list of ASX on 16 December 2005.

SP AusNet means the stapled entity trading as SP AusNet admitted to the official list of ASX on 14 December 2005.

SRN means Security Reference Number.

Takeover Bid means the takeover bid constituted by the Offers.

Takeover Transferee Holdings means the CHESS Holding to which AIH Securities are to be transferred after acceptance of the Offer.

Tasmanian Gas Pipeline means the sub-sea and onshore gas pipeline system which transports gas from the Longford Compressor Station in the Gippsland Basin in Victoria to Tasmania.

UED means United Energy Distribution Pty Ltd ABN 70 064 651 029.

VWAP means the volume weighted average price of a particular security on ASX over a specified period of time.

Wattle Point Wind Farm means the 91MW wind farm comprising 55 wind turbines located at Wattle Point in South Australia.

your AIH Securities means, subject to section 5, the AIH Securities:
(a) of which you are registered or entitled to be registered as the holder in the register of members of AIH at the Register Date; and
(b) any other AIH Securities, to which you are able to give good title at the time you accept this Offer.

17. Interpretation

(a) Words and phrases which are defined by the Corporations Act have the same meaning in this Bidder's Statement and the Acceptance Form and, if a special meaning is given for the purposes of Chapter 6 or 6A or a provision of Chapter 6 or 6A of the Corporations Act, have that special meaning.

(b) Headings are for convenience only, and do not affect interpretation.

(c) The following rules also apply in interpreting this Bidder's Statement and the Acceptance Form, except where the context makes it clear that a rule is not intended to apply:

(i) a singular word includes the plural, and vice versa;

(ii) a word which suggests 1 gender includes the other genders;

(iii) if a word is defined, another part of speech has a corresponding meaning;

(iv) unless otherwise stated references in this Bidder's Statement to Parts, sections, paragraphs and sub-paragraphs are to Parts, sections, paragraphs and sub-paragraphs of this Bidder's Statement;

(v) a reference to a person includes a body corporate;

(vi) a reference to $ is to the lawful currency in Australia unless otherwise stated; and

(vii) appendices to this Bidder's Statement form part of it.

Dated 16 November 2006

Signed on behalf of Alinta IH Pty Ltd by R.B. Browning a director of Alinta IH Pty Ltd who is authorised to sign by a resolution passed at a meeting of the directors of Alinta IH Pty Ltd.



Director

Appendix 1



1

AIH ASX announcements since 1 July 2006

Date	Announcement
16/11/2006	Alinta announces cash offer price for AIH is final
15/11/2006	Open Briefing. Alinta Takeover Offer
15/11/2006	Receives proposed takeover offer from Alinta
15/11/2006	AAN: Alinta announces Cash Offer for AIH
06/11/2006	Second Payment - Documents to Securityholders
03/11/2006	Call for Second and Final Payment on Stapled Securities
26/10/2006	Tasmanian Gas Pipeline Growth Opportunity
26/10/2006	AAN: Major step forward for new Alinta power station
25/10/2006	Change of Address
03/10/2006	Letter to Securityholders
29/09/2006	Final Director's Interest Notice
29/09/2006	Half Year Report to Securityholders
29/09/2006	Appendix 3B
08/09/2006	Distribution Reinvestment Plan Price and Acceptance
15/08/2006	Open Briefing, CEO on First Half Results
15/08/2006	Half Year Report/Half Year Accounts
14/08/2006	AIH and Alinta confirm Alliance
24/07/2006	Notice of Extension of Offer Period from Alinta
04/07/2006	Open Briefing AIH New Contracts & Growth Prospects

Corporate Directory

Registered Office

Alinta Limited
Level 11, Alinta Plaza
12-14 The Esplanade
Perth WA 6000

Legal Adviser

Blake Dawson Waldron
Level 39, 101 Collins Street
Melbourne VIC 3000

Level 32, Exchange Plaza
2 The Esplanade
Perth WA 6000

Share Registry

Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
Perth WA 6000

Alinta Offer Information Line

For Australian callers: 1800 882 619
For international callers: + 61 2 8280 7928

Alinta Board of Directors

J H (John) Poynton AM CitWA
Chairman and Non-Executive Director

R B (Bob) Browning
Chief Executive Officer

J H (John) Akehurst
Non-Executive Director

F E (Fiona) Harris
Non-Executive Director

T R (Tina) McMeckan
Non-Executive Director

M J (Michael) Wilkins
Non-Executive Director

Company Secretaries

M J (Murray) King
Company Secretary

P (Patrick) McCole
Company Secretary


Alinta

Alinta IH Pty Ltd
ACN 122 392 901

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 882 619
(outside Australia) 61 2 8280 7928
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

A

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Transfer and Acceptance Form - Cash Offer

This is an important document and requires your immediate attention. If you are in doubt about how to deal with it, please consult your financial or other professional advisor.

Use this form to accept the Offer made by Alinta IH Pty Ltd ("Alinta IHPL") for your Alinta Infrastructure Holdings ("AIH") Securities

B Consideration

The consideration payable under the terms of the Offer is $3.26 cash for each of your AIH Securities transferred to Alinta IHPL on a fully paid basis (less $1.20 for each AIH Security in respect of which Alinta IHPL is required to pay the Second Instalment). If your acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIHPL on or before 20 December 2006, you will receive $2.06 for each of your AIH Securities transferred to Alinta IHPL and you will not be required to pay the Second Instalment and Alinta IHPL will pay it instead.

Securityholder details

Subregister	Issuer/CHESS
Your holding in AIH at 17 November 2006	123456789012
Cash consideration payable to you at $2.06 per partly paid AIH Security	$000.00

C To be completed by Securityholder

You will be deemed to have accepted the Offer in respect of all your AIH Securities if you sign and return the form.

If you hold your AIH Securities in a CHESS holding (see "subregister" above), to accept the offer you can either:

- Instruct your Controlling Participant directly - normally your stockbroker
  or
- Authorise Alinta IHPL to contact your Controlling Participant on your behalf, which you can do by signing and returning the form. By signing and returning the form you will be deemed to have authorised Alinta IHPL to contact your Controlling Participant directly via the CHESS system.

D Contact details

Please provide your contact details in case we need to speak to you about this form.

Name of contact person

Contact person's daytime telephone number
( )

E Sign here - this section must be signed before we can process this form.

I/We accept the offer made by Alinta IHPL in respect of securities in AIH I/we hold and I/we agree to be bound by the terms and conditions of the Offer *(including the instructions as to acceptance of the Offer on the back of this form)* and transfer all of my/our AIH Securities to Alinta IHPL for the consideration specified above and on the back of this form.

Individual or Securityholder 1	Individual or Securityholder 2	Individual or Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.

See back of form for completion guidelines

How to complete this form

Acceptance of the Offer

A **Registration Details**

The AIH Securities are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the AIH register.

If you have already sold all your AIH Securities shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.

B **Consideration**

The cash consideration payable under the Offer is $3.26 cash for each of your AIH Securities transferred to Alinta IHPL on a fully paid basis (less $1.20 for each AIH Security in respect of which Alinta IHPL is required to pay the Second Instalment). If your acceptance is received by Alinta IHPL in sufficient time for it to be processed and lodged for registration with AIH on or before 20 December 2006, you will receive $2.06 for each of your AIH Securities transferred to Alinta IHPL and you will not be required to pay the Second Instalment and Alinta IHPL will pay it instead.

C **How to accept the Offer**

If your AIH Securities are held in an Issuer Sponsored Holding, simply complete and return this form to the Alinta IHPL Registry so that it is received by no later than 7.00pm Sydney time on 15 January 2007, unless extended.

If your AIH Securities are in a CHESS holding, you may **contact your Controlling Participant** directly (normally your stockbroker) with instructions to accept the Offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want Alinta IHPL to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the Alinta IHPL Registry so that it is received no later than 7.00pm Sydney time on 15 January 2007 unless extended.

If you sign and return this Transfer and Acceptance Form to the Registry either in respect of an Issuer Sponsored Holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to Alinta IHPL (and authorise Alinta IHPL to warrant on your behalf) that you have full legal and beneficial ownership of the AIH Securities and that Alinta IHPL will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

Neither Alinta IH Pty Ltd nor Computershare Investor Services Pty Limited ('CIS') will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the offer on your behalf.

D **Contact details**

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

E **Signature(s)**

You must sign the form as follows in the space provided:

Joint holding:	where the holding is in more than one name all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the Alinta IHPL registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.
Deceased Estate:	all executors must sign and, if not already noted by the Alinta IHPL registry, a certified copy of Probate or Letters of Administration must accompany this form.
Companies:	this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Lodgement of Transfer and Acceptance Form

This Transfer and Acceptance Form must be received at the Melbourne office of CIS by no later than 7.00pm Sydney Time on 15 January 2007. Return this Transfer and Acceptance Form in the envelope provided to:

Postal Address
Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060

OR

Hand Delivery
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning this Offer please contact CIS on telephone 1800 882 619.

For legal reasons, all calls to this number will be recorded.

Please note this form may not be used to change your address.

WIP_290605

1TKAC ASXAASXAAA

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne Victoria 8060
Australia

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

5 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	5/12/2006
The previous notice was given to the company on	1/12/2006
The previous notice was dated	1/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	117,573,466	40.1%	123,063,107	42.0%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
4 December 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	1,032,823 ordinary securities	1,032,823
4 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
4 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
5 December 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	4,456,818 ordinary securities	4,456,818
5 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
5 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	57,324,996 ordinary securities	57,324,996
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	6,515,806 ordinary securities	6,515,806
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	57,324,996 ordinary securities	57,324,996
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	6,515,806 ordinary securities	6,515,806
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	57,324,996 ordinary securities	57,324,996
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	6,515,806 ordinary securities	6,515,806

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Murray King capacity Company secretary

sign here date 5/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 5th day of December 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	**ACN**	**ABN**
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	**ACN**	**ABN**
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

6 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Open Briefing – Alinta Earnings and Market Update

Attached is an Open Briefing dated 6 December 2006 regarding the above matter.

Murray King
Company Secretary

Enclosure

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Alinta

open briefing

corporatefile.com.au

Alinta Limited
12-14 The Esplanade
PERTH, WA, 6000.

Date of lodgement: 06-Dec-2006

Title: Open Briefing®. Alinta. Earnings & Market Update

Record of interview:

corporatefile.com.au
Alinta Limited (AAN) gave an earnings outlook for the 2006 full year at the time of its half year release on 16 August 2006. That earnings outlook was for a consolidated net profit after tax of $176-180 million for the year to 31 December 2006 with the components being:

a) Underlying Operations $135-138 million;
b) Effects of owning the 19.9% stake in AGL from February 2006 to October 2006 $35 million;
c) Effects of consolidating AGL infrastructure following approval by shareholders (Net of synergy and cost saving implementation costs) – zero; and
d) Other significant items $6-7 million

Can you update your earnings outlook for the year to 31 December 2006? What about dividends versus previously forecast?

CEO Bob Browning
As you've outlined, there are quite a few elements to our full year guidance we announced back in August. For the sake of clarity, we will attach a table to this interview to make it clear to readers all the elements of our earnings guidance.

The most important are the recurring elements – the contribution from our underlying operations and the effect of consolidating AGL infrastructure into our accounts. We're pleased to say that they are both tracking better than previously

expected. I'll address each of the areas that we disclosed previously as you've listed in your question.

In August, we said that Underlying Operations would contribute $135-138 million. We now expect to come in a little better than that level at $137-140 million.

We previously forecast $35 million for the effects of owning the 19.9% stake in AGL. That will actually be lower at around $27 million. In giving that forecast we had assumed a 19.9% shareholding in AGL, however in the resolution of the AGL transaction, some hedge funds exercised options they held over our AGL stock. This means that our AGL holding was reduced shortly before the settlement and we received less of the final dividend from AGL than we forecast.

The next element of the guidance was the effect of consolidating AGL infrastructure assets from settlement of the transaction to the end of the year. Our previous guidance anticipated no contribution from the AGL infrastructure assets on the assumption that we would likely offset any cost savings with the implementation costs of achieving those cost savings. Our current guidance is that we will have a range of ($3) to $1 million after the effects of the one-off costs required to achieve the expected savings. We're getting after the cost savings quicker than originally planned so there is actually more synergy implementation costs than we'd previously thought. We're currently forecasting to incur $17 - 20 million in synergy implementation costs in the last couple of months in 2006 compared with the previous guidance which assumed about $6 million. It will take another couple of weeks to finalise the exact amount we will incur this year as we're yet to determine precise employee numbers and their individual cost. It's important to identify the synergy implementation costs because they are non-recurring. It's positive that we're incurring these costs quicker than we previously expected because it means we are integrating the AGL assets faster and the benefits of more rapid implementation is lower operating costs in 2007 and beyond.

In our August earnings guidance, we had forecast a positive significant item of $6-7 million associated with the second instalment on AIH. That remains accurate and we think it will be $6 million.

There is now also an additional significant item of around $7 million in unforeseen business development costs incurred over the course of 2006 that have been expensed.

All up, if you exclude the synergy implementation costs, which are likely to be expensed in the second half of $17 - 20 million after tax, we're looking at a profit range of $180-184 million.

Our dividend forecast remains unchanged from the scheme booklet which had 46 cents in total in respect of 2006 and 50 cents for 2007. Given we paid a 23 cent interim dividend at the end of September and a transaction dividend of 14.625 cents on settlement of the AGL transaction, that means the final 2006 dividend to be paid in March 2007 is 8.375 cents.

corporatefile.com.au
You noted previously that the AGL integration is progressing more rapidly than originally forecast. What progress have you made? How are you tracking against the estimated cost savings of $55 million per annum?

CEO Bob Browning
I am pleased to be able to announce, that based on our first month with these assets, we're in a position to upgrade our estimated annual cost savings from $55 million to $70 million. We think we'll be achieving that level of savings by the end of 2008, which is earlier than we had expected in the scheme booklet. The majority of the out-performance, aside from timing, is non salary related expenses and therefore does not come with additional upfront implementation costs.

We're expecting to incur more in the synergy implementation costs in the last couple of months of this year than we'd originally forecast. That is a good sign. It's not a result of incurring more costs than we thought, but rather it's a result of bringing forward the expenditure from 2007 into 2006. We expect to have incurred all of our implementation costs by the end of 2007.

corporatefile.com.au
Are you able to give any meaningful earnings guidance for the year to 31 December 2007 given potentially fluid situations such as your shareholdings in the Australian Pipeline Trust (APT) and Alinta Infrastructure Holdings (AIH) and the fact you plan an asset ownership restructure? If so, what are your assumptions behind the 2007 earnings guidance?

CEO Bob Browning
It is difficult to give earnings guidance for 2007 with those events unresolved. However, we can give guidance on earnings from underlying operations and investors can adjust for the one-off items you've asked about as they are resolved.

Note that the 2007 profit number in the scheme booklet is not a forecast. It's a pro-forma result, which assumes that we had implemented the entire AGL transaction on 1 January 2006. The scheme booklet number is more favourable than the result we will actually achieve because the booklet number assumes we had more time to capture the cost savings.

In giving earnings guidance for 2007 we have to make a "status quo" assumption. That is assuming our existing holding of APT remained at approximately 35%, AIH remained at 20% (ignoring for the moment the AIH bid) and ignoring the asset ownership restructure. With those status quo assumptions, we think earnings for 2007 will be around $265-270 million, which represents an increase of nearly 50% over 2006. That is before synergy implementation costs, which will depend on how quickly we're able to get after the cost savings. We're expecting the after tax effect of synergy implementation costs over 2006 and 2007 combined to be a total of $28 million, so the amount to be incurred in 2007 depends on how much we incur in the last couple of months of 2006. As I said earlier, we expect to incur $17 – 20 million in 2006, which would leave $8 -11 million in 2007. That number would come off the reported profit figure, but would obviously be non-recurring.

corporatefile.com.au
Following the AGL transaction you flagged an asset ownership restructure. Can you comment on the asset ownership structures that would create the greatest value for Alinta shareholders?

CEO Bob Browning
After the AGL transaction we ended up with a structure that is sub-optimal. We acquired a very large portfolio of infrastructure assets from AGL, which are now 100% owned and on our balance sheet. Additionally, we have minority holdings in the infrastructure trusts, AIH and APT. The Alinta model historically would have seen a majority stake in those infrastructure assets transferred to a trust. The reality is, following the underperformance of AIH in the market since listing and its size relative to the AGL assets, its ability to raise capital in order to buy those assets was probably very limited. We now believe the best thing for shareholders of Alinta and AIH is to reconsider the way we set up the ownership of those assets.

Within our portfolio, we have infrastructure assets that are high capital and low growth with predictable reliable cash flows such as the network assets we've picked up from AGL and at the other end of the spectrum is Alinta's asset management business which requires low amounts of capital, but has a high number of employees with good growth forecast in the coming years.

Fundamentally, what Alinta is trying to do is give investors exposure to those different types of assets – but in isolation. We think value can be unlocked this way. The infrastructure assets have the capacity to supply an attractive blue chip yield product, while the asset management business would be more suitable to growth investors. We don't have a particular preference as to the mechanism to achieve that, but we want to do it in the way that works best for shareholders. One option is to de-merge the Company to form a company or trust with a large investment in infrastructure that would pay a predictable yield and another company with relatively low capital, and therefore high ROE to provide the services to the infrastructure assets. A similar result might be achieved by offering two securities out of one company.

We're currently working hard on the restructure and getting some market feedback. Our plan is to have it substantially in place by the first quarter of next year.

corporatefile.com.au
On 15 November 2006, Alinta announced an unconditional cash takeover offer for AIH at $2.06 per security. You've announced the offer is final and have been buying AIH securities on market. What is your current holding? When do you expect your Bidder's Statement to reach shareholders? Why should AIH shareholders accept your offer?

CEO Bob Browning
Firstly, it's important to note that bringing AIH back into the Alinta group is an interim step towards achieving our goal of restructuring the ownership of our asset portfolio. The launch of AIH in October of 2005 was a valuable and necessary step for Alinta. It provided Alinta the wherewithal to launch the AGL transaction

and, in so doing, double the size of Alinta, while improving our diversity and strength of income streams.

AIH was launched at the top of the market for infrastructure trusts. Following AIH, two other similar trusts were also launched for similar reasons. However, this sector has come off its peak. As a result, as the cornerstone security holder of AIH, and with the knowledge that a large number of AIH's security holders are also shareholders in Alinta, we felt compelled to correct a situation for which there was no clear reversal of fortune.

We view the offer as an important step for AIH shareholders. It allows them to recoup the original IPO price - and we suspect that many AIH investors got their stock through the IPO - as well as receiving a pro-rata entitlement to the second half distribution that they would have been expecting.

Since listing, AIH has traded well below its issue price, with a lot of that time in the $1.70-$1.80 range. We've offered a simple cash offer to make it an easy decision. The offer is also unconditional.

Since we announced the takeover offer, we've been buying on market at up to $2.06 per security with the bulk of the trades in AIH at $2.06 since we declared our bid final. We have been successful in picking up a large amount of stock and we've lifted our holding from 20% to 42%. We're regularly lodging substantial shareholder notices to keep the market up to date with the level of our holding. We've lifted our holding to 42% purely from on-market buying and it doesn't reflect any acceptance of the offer.

The offer opened on 4 December and the mail out of Bidder's Statement started on that date. AIH security holders should expect to receive them in the mail during the week.

corporatefile.com.au
AIH has released its Target's Statement, including the independent expert's report, and Board recommendation. Can you comment on that? What will you do if you get less than the compulsory takeover threshold of 90%?

CEO Bob Browning
AIH have now released their Target's Statement to the ASX which includes a recommendation for AIH security holders to accept our offer. They engaged Grant Samuel as an independent expert who found our offer to be fair and reasonable. Naturally it's pleasing to have received this recommendation from the independent directors as we attempted to structure an offer that we felt was attractive for AIH security holders. A favourable recommendation gives us the best opportunity of getting to 90% and moving to compulsory acquisition, which is our preference.

If we don't get to 90%, it won't stop us from doing the asset ownership restructure. AIH pays nearly all its cash flow as a dividend, so we would access that cash either by controlling the assets 100% or by receiving a dividend on a majority shareholding. The AIH assets would be targeted to make up part of our

new yield offering, so as long as we have access to the cash we can move ahead. It would clearly be a cleaner result if we got to 100% and there would be some small cost savings available by delisting AIH.

corporatefile.com.au
Alinta also recently announced that it was pleased with the refined ACCC undertakings as they preserve Alinta's ability to bid for the balance of the units in APT that it does not own, increase its interest in APT, or divest its entire holding. What is the likely scenario? What is your preferred option?

CEO Bob Browning
There has been a lot of speculation in both the media and the market about Alinta and APT. The most recent development is the new set of undertakings we've signed with the ACCC. We were very pleased with that outcome as it gives us flexibility as to how we might proceed. We inherited an approximate 26% stake in APT from AGL and we purchased a second holding of 10% on-market. The ultimate outcome of that scenario could go either way at the moment. We have said publicly that we're prepared to consider a sale of that entire holding. If a potential buyer came forward for our stake we would give it serious consideration. If that were to happen, we would potentially sell our entire holding and walk away from APT.

The Alinta Board has decided to participate in the APT rights issue in order to lower our average entry cost while maintaining our ownership level. We would only sell our shareholding if we were able to recover our average entry cost across the holding.

We also have the option at the opposite end of the spectrum. That is, to bid for APT in total. The ACCC has given us more than 12 months from the settlement of our AGL transaction to comply with their undertakings. They're satisfied that, if we were able to take control of APT and separate the assets from APT that ACCC have an anti-competitive issue with, they'd be happy for us to retain the balance of APT.

However, what we've said clearly to the market is that the $5 we've paid for the 10% stake acquired on-market would not be offered in a full takeover. That's because we believe APT has paid too much for assets acquired since; specifically GasNet and Allgas. We think that $5 is no longer an appropriate price.

corporatefile.com.au
Will Alinta make large acquisitions while the AGL integration and asset ownership restructure is undertaken? When could you return to the market for a major acquisition if one meets your hurdles?

CEO Bob Browning
Those are certainly major projects on our plate and will continue to be our primary focus for the near term. We also want to make sure that the new ownership structure suits any acquisitions or divestments that we might make as well as suiting our current asset portfolio.

We will continue to evaluate acquisitions, but we wouldn't expect to be announcing any larger acquisitions in the next 6-9 months. During that time we are not anticipating the kind of transformational acquisitions that we have seen over the last few years. We will be focused on organic growth, but will continue to look at bolt on acquisitions that can be easily funded. The scale and strengthened balance sheet that Alinta has created as a result of our AGL transaction allows us to pursue deals as large as $1 to $2 billion with minimal difficulty.

corporatefile.com.au
What is Babcock and Brown's shareholding in Alinta? Do you have any idea of their intention with that stake?

CEO Bob Browning
Babcock and Brown are still on our register. They're below 5% after new shares were issued as a result of the scheme vote and from what we can see, they're sitting with a reasonably stable holding.

As to their ultimate intention, we don't have any information over and above what the broader market is seeing, so we're not in a position to discuss their plans.

corporatefile.com.au
In light of the focus on corporate transactions this year, can you comment on the performance of each of your business segments this year? Which areas are performing well? Are there any areas of concern?

CEO Bob Browning
Across the board, our business segments have performed very well. That is reflected in our upgraded earnings guidance for the 2006 full year for our underlying operations. We should also not lose sight of the fact that the forecast 2006 result from underlying operations represents an increase of approximately 35% over 2005.

It's very pleasing, with major corporate activity all year, that we've been able to improve the performance of the underlying businesses. The second co-generation unit has been built essentially on time and on budget. We're due to have the first firing of this unit any day and it's on track to be commissioned early next year.

Across the Company we've had very strong results and the business segments have also generated some exciting organic growth prospects. You'll have seen a recent announcement on the new power station we plan to build in Tasmania and there are other prospects in that segment of the business, which are particularly exciting. We expect to be announcing some of these projects in the coming months.

The market has been pretty focused on our corporate activity over the year, but by the same token, the underlying business is in great shape with some very promising organic growth prospects moving forward.

corporatefile.com.au
Can you comment on the prospects for the asset management business, now that you're starting to integrate the Agility business into Alinta Asset Management?

CEO Bob Browning
The asset management business will be a key growth driver for us. The Agility business had a strong focus on external works and we are really excited by what we've discovered so far in this area. In particular, we expect significant growth in electrical works, particularly in the resource-rich states of Western Australia and Queensland.

As we have flagged for the last two years, the other very promising area is water, in which Agility already has significant expertise. The first opportunity is to capture a share of the estimated $5.6 billion being spent per annum by water utilities around Australia on operating and capital expenditure.

The second opportunity is in private sector investment in water infrastructure. Indeed, late last month the NSW Government announced that Alinta – in partnership with Veolia Water Australia – was one of two consortia short-listed for a proposed industrial recycled water scheme.

The Camellia project, as it is known, would provide up to six billion litres of recycled water each year to up to seven commercial and industrial customers in the area. The recycled water plant and pipe infrastructure would be privately owned and operated. The preferred proponent for the Camellia project is expected to be selected in April next year.

Given the political desire to find a solution to Australia's water crisis – and the need for billions of dollars of private sector investment – this is an area that Alinta will be pursuing strongly.

corporatefile.com.au
Thank you Bob.

For further information on Alinta please visit www.alinta.net.au or call Shaun Duffy (Investor enquiries) on (08) 9486 3229 or Tony Robertson (Media enquiries) on (08) 9486 3014.

To read other Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au

Attachment 1

Summary of 2006 Earnings Guidance

Item	Guidance August 2006 $m	Updated Guidance $m
Underlying operations	135 – 138	137 – 140
19.9% ownership of AGL	35	27
Operating result from AGL Infrastructure acquisition (Net of synergy implementation costs)	-	(3) – 1
Business development costs	-	(7)
Other significant items	6 – 7	6
Total reported NPAT	**$176 – 180**	**$160 – 167**
Synergy implementation costs for AGL Infrastructure assets	(6)	(17 – 20)
NPAT before synergy implementation costs	**$182 – 186**	**$180 – 184**

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

6 December 2006

To: Company Announcement Office
ASX

By: Electronic Lodgement

Takeover bid by Alinta IH Pty Ltd for Alinta Infrastructure Holdings

In accordance with item 8 of section 633(1) of the *Corporations Act* 2001 (Cth), attached is a notice stating that the bidder's statement containing the Alinta IH Pty Ltd offer for all the ordinary stapled securities in Alinta Infrastructure Holdings has been sent.

Murray King
Company Secretary

Enclosure

NOTICE THAT TAKEOVER OFFERS

HAVE BEEN SENT TO SHAREHOLDERS

To: Australian Securities and Investments Commission
And to: Australian Stock Exchange
And to: Alinta Infrastructure Holdings

TAKE NOTICE that the bidder's statement given to Alinta Infrastructure Holdings by Alinta IH Pty Ltd on 4 December 2006, containing an offer by Alinta IH Pty Ltd for all of the ordinary stapled securities in Alinta Infrastructure Holdings, has been sent as required by item 6 of section 633(1) of the *Corporations Act 2001* (Cth) (**Act**). The offer is dated 4 December 2006.

DATED **6 December 2006**

Director/Secretary
Alinta IH Pty Ltd
ACN 122 392 901

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

8 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust

ACN/ARSN
Alinta Infrastructure Limited ACN108 311 100
Alinta Infrastructure Trust ARSN 115 765 985
Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name: Alinta Limited
ACN/ARSN (if applicable): 119 985 590

There was a change in the interests of the substantial holder on: 7/12/2006
The previous notice was given to the company on: 5/12/2006
The previous notice was dated: 5/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	123,063,107	42.0%	128,723,821	43.9%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
6 December 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	2,087,475 ordinary securities	2,087,475
6 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
6 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
7 December 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	2,675,732 ordinary securities	2,675,732
		Purchaser of securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	897,507 ordinary securities	897,507
7 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above

7 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	59,383,984 ordinary securities	59,383,984
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	9,220,025 ordinary securities	9,220,025
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		897,507 ordinary securities	897,507
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	59,383,984 ordinary securities	59,383,984
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	9,220,025 ordinary securities	9,220,025
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		897,507 ordinary securities	897,507
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	59,383,984 ordinary securities	59,383,984
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	9,220,025 ordinary securities	9,220,025
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		897,507 ordinary securities	897,507

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Murray King capacity Company secretary

sign here [signature] date 8/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 8th day of December 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	ACN	ABN
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	**ACN**	**ABN**
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	**ACN**	**ABN**
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	ACN	ABN
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

11 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	8/12/2006
The previous notice was given to the company on	8/12/2006
The previous notice was dated	8/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	128,723,821	43.9%	132,356,527	45.2%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
8 December 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	2,528,303 ordinary securities	2,528,303
		Purchaser of securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	1,104,403 ordinary securities	1,104,403
8 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
8 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	63,840,802 ordinary securities	63,840,802
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	7,291,510 ordinary securities	7,291,510
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		1,104,403 ordinary securities	1,104,403
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	63,840,802 ordinary securities	63,840,802
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	7,291,510 ordinary securities	7,291,510
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		1,104,403 ordinary securities	1,104,403
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	63,840,802 ordinary securities	63,840,802
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	7,291,510 ordinary securities	7,291,510
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		1,104,403 ordinary securities	1,104,403

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Murray King capacity Company secretary

sign here date 11/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 11th day of December 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	**ACN**	**ABN**
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	**ACN**	**ABN**
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	**ACN**	**ABN**
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

11 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	179,720
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at: A: $6.0633 per share due to expire on 26 March 2014; B: $9.1774 per share due to expire on 3 May 2015.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	A: $6.0633 per share for 51,000 options; B: $9.1774 per share for 128,720 options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,318,668	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,923,270	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 December 2006
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

12 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Murray King
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	11/12/2006
The previous notice was given to the company on	11/12/2006
The previous notice was dated	11/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	132,356,527	45.2%	137,014,800	46.7%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
11 December 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	2,283,371 ordinary securities	2,283,371
		Purchaser of securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	2,374,902 ordinary securities	2,374,902
11 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
11 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	65,928,277 ordinary securities	65,928,277
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	7,487,406 ordinary securities	7,487,406
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		4,376,812 ordinary securities	4,376,812
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	65,928,277 ordinary securities	65,928,277
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	7,487,406 ordinary securities	7,487,406
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		4,376,812 ordinary securities	4,376,812
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	65,928,277 ordinary securities	65,928,277
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	7,487,406 ordinary securities	7,487,406
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		4,376,812 ordinary securities	4,376,812

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name	Murray King	capacity	Company secretary
sign here		date	12/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 12th day of December 2006

Signed

Name: Murray King

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	**ACN**	**ABN**
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	**ACN**	**ABN**
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739

Company Name	**ACN**	**ABN**
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

12 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	71,449
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at $10.4664 per share due to expire on 19 June 2016.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	$10.4664 per share for 71,449 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,390,117	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,851,821	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 December 2006
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

13 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust

ACN/ARSN

Alinta Infrastructure Limited ACN108 311 100

Alinta Infrastructure Trust ARSN 115 765 985

Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 4 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name: Alinta Limited

ACN/ARSN (if applicable): 119 985 590

There was a change in the interests of the substantial holder on: 12/12/2006

The previous notice was given to the company on: 12/12/2006

The previous notice was dated: 12/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	137,014,800	46.7%	143,737,914	49.0%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12 December 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	1,822,257 ordinary securities	1,822,257
		Purchaser of securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	4,900,857 ordinary securities	4,900,857
12 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
12 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	68,604,009 ordinary securities	68,604,009
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	6,633,931 ordinary securities	6,633,931
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		9,277,669 ordinary securities	9,277,669
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	68,604,009 ordinary securities	68,604,009
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	6,633,931 ordinary securities	6,633,931
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		9,277,669 ordinary securities	9,277,669
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	68,604,009 ordinary securities	68,604,009
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	6,633,931 ordinary securities	6,633,931
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		9,277,669 ordinary securities	9,277,669

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Patrick McCole capacity Company secretary

sign here date 13/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of four pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 13th day of December 2006

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262

Company Name	ACN	ABN
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Investment Trust		
Alinta Infrastructure Limited	108 311 100	
Alinta Infrastructure Trust		
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd (formerly Alinta Cogeneration Pty Ltd)	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535

Company Name	ACN	ABN
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384

Company Name	Registered in	Company No.
Alinta Energy (NZ) Limited (formerly Alinta Power Services (NZ) Limited	New Zealand	NZCN 1687322
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

14 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN 108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	13/12/2006
The previous notice was given to the company on	13/12/2006
The previous notice was dated	13/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	143,737,914	49.0%	158,304,749	54.0%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13 December 2006	Alinta IH Pty Ltd	Purchaser of securities pursuant to on-market transaction	$2.06	12,498,865 ordinary securities	12,498,865
		Purchaser of securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	2,067,970 ordinary securities	2,067,970
13 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
13 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	71,132,312 ordinary securities	71,132,312
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	16,604,493 ordinary securities	16,604,493
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		11,345,639 ordinary securities	11,345,639
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	71,132,312 ordinary securities	71,132,312
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	16,604,493 ordinary securities	16,604,493
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		11,345,639 ordinary securities	11,345,639
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	71,132,312 ordinary securities	71,132,312
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	16,604,493 ordinary securities	16,604,493
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		11,345,639 ordinary securities	11,345,639

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Alinta DAF Pty Ltd ACN 085 550 750	Body corporate controlled by the substantial holder Alinta Limited
Alinta DAPF Pty Ltd ACN 099 383 249	
Alinta DAPH Pty Ltd ACN 099 058 269	
Alinta DEBH Pty Ltd ACN 075 067 739	
Alinta DEBO Pty Ltd ACN 079 246 423	
Alinta DEBP Pty Ltd ACN 075 067 702	
Alinta DEEGP Pty Ltd ACN 068 570 847	

Alinta DEGP Pty Ltd ACN 006 919 515	
Alinta DENSWGH Pty Ltd ACN 083 051 905	
Alinta DEQP Pty Ltd ACN 083 050 104	
Alinta DEWAH Pty Ltd ACN 083 051 950	
Alinta DEWAP Pty Ltd ACN 058 070 689	
Alinta DIC Pty Ltd ACN 085 550 894	
Alinta DPN Pty Ltd ACN 113 495 266	
Alinta DQP Pty Ltd ACN 083 050 284	
Alinta DTH Pty Ltd ACN 083 052 019	
Alinta DVH Pty Ltd ACN 085 550 689	
Alinta DVP Pty Ltd ACN 083 051 978	
Alinta EA Pty Ltd ACN 083 353 495	
Alinta EAC Pty Ltd ACN 099 564 262	
Alinta ED Pty Ltd ACN 107 188 090	
Alinta EGP Pty Ltd ACN 067 715 646	
Alinta EH Pty Ltd ACN 082 828 868	
Alinta Energy 1 Limited ACN 108 311 253	
Alinta Energy 2 Pty Ltd ACN 108 311 315	
Alinta Energy 3 Pty Ltd ACN 108 311 342	
Alinta Energy Holdings Pty Ltd ACN 108 311 440	
Alinta ENZ Ltd NZCN 942430	
Alinta ENZF Pty Ltd NZCN 1189255	
Alinta Gas Transmission Pty Ltd ACN 108 311 422	
Alinta Power Pty Ltd ACN 108 311 388	
Alinta Infrastructure Investment Trust ARSN 115 766 179	
Alinta Infrastructure Limited ACN 108 311 100	
Alinta Infrastructure Trust ARSN 115 765 985	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Patrick McCole capacity Company secretary

sign here [signature] date 14/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 14th day of December 2006

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	ACN	ABN
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	**ACN**	**ABN**
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	**ACN**	**ABN**
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	**ACN**	**ABN**
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

14 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

ATO Releases Final Class Ruling

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

14 December 2006

ATO RELEASES FINAL CLASS RULING

The Australian Taxation Office has released Class Ruling CR 2006/124 in relation to the exchange of ordinary shares in Alinta Limited under the Alinta Scheme of Arrangement implemented on 25 October 2006.

The Class Ruling is consistent with comments in the scheme booklet dated 28 August 2006 and confirms that for eligible shareholders, CGT scrip for scrip roll-over relief is available.

The Alinta Class Ruling can be accessed on the ATO's internet site at http://law.ato.gov.au/pdf/cr06-124.pdf.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Jim Kelly
Director, Third Person Communications
(02) 8298 6100 or 0412 549 083

Investor Relations:

Shaun Duffy
Group Manager Investor Relations
(08) 6213 7348

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN 108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	14/12/2006
The previous notice was given to the company on	14/12/2006
The previous notice was dated	14/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	158,304,749	54.0%	161,826,226	55.2%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
14 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	359,806 ordinary securities	359,806
		Purchaser of partly paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	3,161,671 ordinary securities	3,161,671
14 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
14 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	73,415,683 ordinary securities	73,415,683
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	14,680,928 ordinary securities	14,680,928
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		14,507,310 ordinary securities	14,507,310
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	73,415,683 ordinary securities	73,415,683
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	14,680,928 ordinary securities	14,680,928
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		14,507,310 ordinary securities	14,507,310
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	73,415,683 ordinary securities	73,415,683
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	14,680,928 ordinary securities	14,680,928
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		14,507,310 ordinary securities	14,507,310

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Patrick McCole capacity Company secretary

sign here date 15/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 15th day of December 2006

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	**ACN**	**ABN**
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	**ACN**	**ABN**
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	ACN	ABN
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	ACN	ABN
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited. Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN 108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	14/12/2006
The previous notice was given to the company on	14/12/2006
The previous notice was dated	14/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	158,304,749	54.0%	161,826,226	55.2%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
14 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	359,806 ordinary securities	359,806
		Purchaser of partly paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	3,161,671 ordinary securities	3,161,671
14 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
14 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	73,415,683 ordinary securities	73,415,683
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	14,680,928 ordinary securities	14,680,928
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		14,507,310 ordinary securities	14,507,310
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	73,415,683 ordinary securities	73,415,683
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	14,680,928 ordinary securities	14,680,928
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		14,507,310 ordinary securities	14,507,310
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	73,415,683 ordinary securities	73,415,683
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	14,680,928 ordinary securities	14,680,928
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		14,507,310 ordinary securities	14,507,310

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Patrick McCole capacity Company secretary

sign here [signature] date 15/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 15th day of December 2006

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	ACN	ABN
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta CI Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	ACN	ABN
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	ACN	ABN
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	ACN	ABN
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Supreme Court QAL Litigation Decision

Attached is a News Release regarding the above.

Murray King
Company Secretary

Enclosure

News Release

Alinta

15 December 2006

SUPREME COURT QAL LITIGATION DECISION

The Queensland Supreme Court has today delivered its decision in the proceedings brought by Queensland Alumina Limited (QAL) against Alinta DQP Pty Ltd and Alinta DEQP Pty Ltd (both 'Alinta'), in which QAL claimed $22 million plus interest of approximately $8million for an alleged inconsistency between the terms of a Gas Transportation Agreement entered into in 1996 in relation to the Queensland Gas Pipeline and the tariffs prescribed under the approved access principles to the pipeline.

This matter was noted as a contingent liability in the most recent half and full year accounts of Alinta Limited.

The Queensland Supreme Court has delivered its judgement in favour of Alinta by rejecting QAL's claims. The Court has also awarded costs in Alinta's favour.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Jim Kelly
Director, Third Person Communications
(02) 8298 6100 or 0412 549 083

Investor Relations:

Shaun Duffy
Group Manager Investor Relations
(08) 6213 7348

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,068
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at $10.4664 per share due to expire on 19 June 2016.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	$10.4664 per share for 28,068 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,418,185	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,823,753	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 December 2006
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

18 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN 108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	15/12/2006
The previous notice was given to the company on	15/12/2006
The previous notice was dated	15/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	161,826,226	55.2%	179,577,757	61.3%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	75,485 ordinary securities	75,485
		Purchaser of partly paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	17,676,046 ordinary securities	17,676,046
15 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
15 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	75,237,940 ordinary securities	75,237,940
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	12,934,156 ordinary securities	12,934,156
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		32,183,356 ordinary securities	32,183,356
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	75,237,940 ordinary securities	75,237,940
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	12,934,156 ordinary securities	12,934,156
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		32,183,356 ordinary securities	32,183,356
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	75,237,940 ordinary securities	75,237,940
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	12,934,156 ordinary securities	12,934,156
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		32,183,356 ordinary securities	32,183,356

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Patrick McCole capacity Company secretary

sign here date 18/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 18th day of December 2006

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	**ACN**	**ABN**
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	**ACN**	**ABN**
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	**ACN**	**ABN**
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	**ACN**	**ABN**
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

19 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN 108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179
	This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	18/12/2006
The previous notice was given to the company on	18/12/2006
The previous notice was dated	18/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary securities	179,577,757	61.3%	221,787,362	75.7%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	192,519 ordinary securities	192,519
		Purchaser of partly paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	42,017,086 ordinary securities	42,017,086
18 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
18 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	87,736,805 ordinary securities	87,736,805
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	627,810 ordinary securities	627,810
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		74,200,442 ordinary securities	74,200,442
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	87,736,805 ordinary securities	87,736,805
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	627,810 ordinary securities	627,810
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		74,200,442 ordinary securities	74,200,442
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	87,736,805 ordinary securities	87,736,805
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	627,810 ordinary securities	627,810
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		74,200,442 ordinary securities	74,200,442

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name	Patrick McCole	capacity	Company secretary
sign here	[signature]	date	19/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 19th day of December 2006

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	ACN	ABN
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	ACN	ABN
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	**ACN**	**ABN**
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

20 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust
ACN/ARSN	Alinta Infrastructure Limited ACN 108 311 100
	Alinta Infrastructure Trust ARSN 115 765 985
	Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name	Alinta Limited
ACN/ARSN (if applicable)	119 985 590

There was a change in the interests of the substantial holder on	19/12/2006
The previous notice was given to the company on	19/12/2006
The previous notice was dated	19/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary securities	221,787,362	75.7%	236,394,059	80.6%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	8,420 ordinary securities	8,420
		Purchaser of partly paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	14,598,277 ordinary securities	14,598,277
19 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
19 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	108,368,715 ordinary securities	108,368,715
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	636,230 ordinary securities	636,230
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		68,166,809 ordinary securities	68,166,809
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	108,368,715 ordinary securities	108,368,715
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	636,230 ordinary securities	636,230
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		68,166,809 ordinary securities	68,166,809
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	108,368,715 ordinary securities	108,368,715
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	636,230 ordinary securities	636,230
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		68,166,809 ordinary securities	68,166,809

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Patrick McCole capacity Company secretary

sign here [signature] date 20/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 20th day of December 2006

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	**ACN**	**ABN**
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	**ACN**	**ABN**
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	ACN	ABN
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	**ACN**	**ABN**
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

22 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Substantial Shareholding in Alinta Infrastructure Holdings (AIH)

Attached is a Notice of Change of Substantial Holder regarding Alinta Infrastructure Holdings.

Patrick McCole
Company Secretary

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Alinta Infrastructure Holdings comprising Alinta Infrastructure Limited, Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust

ACN/ARSN

Alinta Infrastructure Limited ACN 108 311 100

Alinta Infrastructure Trust ARSN 115 765 985

Alinta Infrastructure Investment Trust ARSN 115 766 179

This notice is given by Alinta Limited on behalf of itself and each of its controlled bodies corporate (**Alinta Subsidiaries**) named in the list of 5 pages annexed to this notice and marked **A**.

1. Details of substantial holder (1)

Name: Alinta Limited

ACN/ARSN (if applicable): 119 985 590

There was a change in the interests of the substantial holder on: 22/12/2006

The previous notice was given to the company on: 20/12/2006

The previous notice was dated: 20/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary securities	236,394,059	80.6%	240,639,925	82.1%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
20 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	93,663 ordinary securities	93,663
		Purchaser of partly paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$2.06	1,581,388 ordinary securities	1,581,388
20 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
20 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above
21 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to on-market transaction	$3.26	126,949 ordinary securities	126,949

21 December 2006	Alinta IH Pty Ltd	Purchaser of fully paid securities pursuant to contracts arising as a result of acceptances of offers contained in the bidder's statement, a copy of which was given to the Australian Stock Exchange Limited (**ASX**) by the substantial holder on 4 December 2006.	$3.26	2,443,866 ordinary securities	2,443,866
21 December 2006	Alinta Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	Nil	See above	See above
21 December 2006	Alinta Subsidiaries	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, Alinta Limited) above 20% in Alinta IH Pty Ltd.	Nil	See above	See above

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Alinta 2000 Limited	Alinta 2000 Limited	Alinta 2000 Limited	Registered holder	59,222,305 ordinary securities	59,222,305
Alinta IH Pty Ltd	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Registered holder	178,116,912 ordinary securities	178,116,912
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(1) to have a relevant interest by having power to control disposal by virtue of the contracts referred to in paragraph 3.	856,842 ordinary securities	856,842
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		2,443,866 ordinary securities	2,443,866
Alinta Limited	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	178,116,912 ordinary securities	178,116,912
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of Alinta IH Pty Ltd.	856,842 ordinary securities	856,842
	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd		2,443,866 ordinary securities	2,443,866
Alinta Subsidiaries	Alinta 2000 Limited	Alinta 2000 Limited	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta 2000 Limited.	59,222,305 ordinary securities	59,222,305
	Alinta IH Pty Ltd	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	178,116,912 ordinary securities	178,116,912
	Various transferees who have sold their securities on market	Alinta IH Pty Ltd	Taken under section 608(3)(a) of the Corporations Act to have a	856,842 ordinary securities	856,842

	Various offerees who have accepted the takeover offers referred to in paragraph 3.	Alinta IH Pty Ltd	relevant interest by reason of having voting power through the relevant interests of its associate, Alinta Limited, above 20% in Alinta IH Pty Ltd.	2,443,866 ordinary securities	2,443,866

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alinta Limited	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000
Alinta Subsidiaries (except Subsidiaries referred to in paragraph 5)	Alinta Plaza, 12-14 The Esplanade, Perth WA 6000

Signature

print name Patrick McCole capacity Company secretary

sign here [signature] date 22/12/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of five pages referred to in form 604, Notice of Change of Interests of Substantial Holder.

Dated this 22st day of December 2006

Signed

Name: Patrick McCole

ANNEXURE A

Company Name	**ACN**	**ABN**
Agility Management Pty Limited	086 013 461	53 086 013 461
Agility Services Pty Limited	009 641 187	86 009 641 187
Agility Team Build Pty Limited	081 638 217	37 081 638 217
Alinta 2000 Limited	087 857 001	40 087 857 001
Alinta AA Pty Ltd	122 392 885	
Alinta AC Pty Limited	093 878 669	40 083 692 611
Alinta ACP Pty Limited	083 692 611	89 083 692 611
Alinta AE Limited	064 651 083	82 064 651 083
Alinta AEOS Pty Ltd	064 893 652	63 064 893 652
Alinta AFN Pty Limited	003 620 022	19 003 620 022
Alinta AG Pty Ltd	121 817 301	
Alinta AGN Limited	003 004 322	87 003 004 322
Alinta AI Pty Limited	057 669 744	73 057 669 744
Alinta ANZI Pty Limited	065 981 302	36 065 981 302
Alinta APG Pty Limited	068 827 654	22 068 827 654
Alinta APGMW Pty Limited	085 449 092	81 085 449 092
Alinta ASB Pty Limited	090 855 306	59 090 855 306

Company Name	ACN	ABN
Alinta ASBen Pty Ltd	064 796 854	54 064 796 854
Alinta Asset Management (2) Pty Ltd	073 613 733	82 073 613 733
Alinta Asset Management Pty Ltd	104 352 650	52 104 352 650
Alinta ATA Pty Limited	092 731 130	43 092 731 130
Alinta ATC Pty Ltd	092 740 531	55 092 740 531
Alinta C1 Pty Ltd	010 813 939	60 010 813 939
Alinta Cogeneration (Pinjarra) Pty Ltd	102 893 309	12 102 893 309
Alinta Cogeneration (Wagerup) Pty Ltd	111 280 614	62 111 280 614
Alinta Cogeneration Finance Pty Ltd	117 763 612	85 117 763 612
Alinta DAF Pty Ltd	085 550 750	
Alinta DAO Pty Ltd	083 050 319	17 083 050 319
Alinta DAPF Pty Ltd	099 383 249	
Alinta DAPH Pty Ltd	099 058 269	
Alinta DB Pty Ltd	086 565 862	26 086 565 862
Alinta DBNGP Pty Ltd	105 495 136	37 105 495 136.
Alinta DBS Services Pty Ltd	086 565 997	43 086 565 997
Alinta DEBH Pty Ltd	075 067 739	
Alinta DEBO Pty Ltd	079 246 423	
Alinta DEBP Pty Ltd	075 067 702	
Alinta DEEGP Pty Ltd	068 570 847	
Alinta DEGP Pty Ltd	006 919 515	
Alinta DENSWGH Pty Ltd	083 051 905	
Alinta DEQP Pty Ltd	083 050 104	

Company Name	**ACN**	**ABN**
Alinta DEWAH Pty Ltd	083 051 950	
Alinta DEWAP Pty Ltd	058 070 689	
Alinta DIC Pty Ltd	085 550 894	
Alinta DPN Pty Ltd	113 495 266	
Alinta DQP Pty Ltd	083 050 284	
Alinta DTH Pty Ltd	083 052 019	
Alinta DVH Pty Ltd	085 550 689	
Alinta DVP Pty Ltd	083 051 978	
Alinta EA Pty Ltd	083 353 495	
Alinta EAC Pty Ltd	099 564 262	
Alinta EATM Pty Ltd	083 050 168	70 083 050 168
Alinta ED Pty Ltd	107 188 090	
Alinta EGP Pty Ltd	067 715 646	
Alinta EH Pty Ltd	082 828 868	
Alinta Electricity Trading Pty Ltd	102 848 046	36 102 848 046
Alinta Energy (LPG) Pty Ltd	121 404 377	50 121 404 377
Alinta Energy 1 Limited	108 311 253	
Alinta Energy 2 Pty Ltd	108 311 315	
Alinta Energy 3 Pty Ltd	108 311 342	
Alinta Energy Holdings Pty Ltd	108 311 440	
Alinta Energy Pty Ltd	108 664 151	16 108 664 151
Alinta Finance Pty Ltd	089 531 993	94 089 531 993
Alinta Funds Management Limited	115 403 757	14 115 403 757

Company Name	ACN	ABN
Alinta Gas Transmission Pty Ltd	108 311 422	
Alinta GCA Pty Limited	008 552 663	24 008 552 663
Alinta GD Pty Ltd	008 412 262	67 008 412 262
Alinta Group Holdings Pty Ltd	117 660 081	34 117 660 081
Alinta IH Pty Ltd	122 392 901	
Alinta Infrastructure Limited	108 311 100	
Alinta IO Pty Ltd	050 410 056	95 050 410 056
Alinta LGA Ltd	052 167 405	95 052 167 405
Alinta Management Services Pty Ltd	115 403 739	99 115 403 739
Alinta Network Holdings Pty Ltd	104 788 123	63 104 788 123
Alinta NM Pty Limited	003 738 172	62 003 738 172
Alinta NSGC Pty Limited	000 000 957	13 000 000 957
Alinta PG Pty Limited	008 400 217	94 008 400 217
Alinta Power Pty Ltd	108 311 388	
Alinta RA Pty Limited	095 545 752	82 095 545 752
Alinta Sales Pty Ltd	089 531 984	92 089 531 984
AlintaAGL Pty Ltd	102 848 055	38 102 848 055
AlintaGas Networks Pty Ltd	089 531 975	90 089 531 975
ANetworks Pty Ltd	105 439 503	99 105 439 503
Dampier to Bunbury Pipeline Employment Pty Ltd	080 679 732	62 080 679 732
Ecowise Environment Pty Ltd	074 205 780	68 074 205 780
Motive Energy Pty Ltd	109 233 374	59 109 233 374
Nahor Pty Ltd	117 182 920	17 117 182 920

Company Name	ACN	ABN
National Power Services (Western Australia) Pty Ltd	097 023 535	79 097 023 535
Numar Pty Ltd	118 926 131	36 118 926 131
Trewas Pty Ltd	120 111 006	28 120 111 006
WA Gas Holdings Pty Ltd	093 370 739	47 093 370 739
Wattle Point Wind Farm Pty Ltd	101 023 447	34 101 023 447
Wertera Pty Ltd	119 182 384	93 119 182 384
Company Name	**Registered in**	**Company No.**
Alinta Energy (NZ) Limited	New Zealand	NZCN 1687322
Alinta ENZ Ltd	New Zealand	NZCN 942430
Alinta ENZF Pty Ltd	New Zealand	NZCN 1189255
AGL NZ Energy Limited (NZ)	New Zealand	NZCN 950607
AGL NZ Holdings Limited (NZ)	New Zealand	NZCN 1008903
AGL NZ Limited (NZ)	New Zealand	NZCN 561051
AGL NZ Management Limited (NZ)	New Zealand	NZCN 561053
Data Engineering Limited	New Zealand	NZCN 1129823
National Power Services (New Zealand) Ltd	New Zealand	NZCN 1122557
Tauranga Civic Holdings Limited (NZ)	New Zealand	NZCN 564670

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

22 December 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	63,984
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) .	Shares issued pursuant to options exercisable at: A: $6.0633 per share due to expire on 26 March 2014; B: $9.1774 per share due to expire on 1 April 2015.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	A: $6.0633 per share for 37,000 options B: $9.1774 per share for 26,984 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,482,169	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,759,769	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 December 2006
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.